June 30, 2007

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34903

The annual report 2006 is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

7/19

REPORTE ANUAL 2006

NOMBRE DE LA EMPRESA: INDUSTRIAS CH, S.A.B. DE C.V.

DIRECCIÓN DE LA EMPRESA: AGUSTÍN MELGAR NO. 23 COL. FRACC. INDUSTRIAL NIÑOS HÉROES, TLALNEPANTLA, ESTADO DE MÉXICO, C.P. 54030

ESPECIFICACIÓN DE LAS CARACTERÍSTICAS DE LOS TÍTULOS EN CIRCULACIÓN:

ACCIONES COMUNES SERIE B	436,574,580
TOTAL ACCIONES AL 31 DE DICIEMBRE DE 2006	436,574,580

CLAVE DE COTIZACIÓN: ICH-B

DICHOS VALORES SE ENCUENTRAN INSCRITOS EN LA SECCIÓN DE VALORES Y SON OBJETO DE COTIZACIÓN EN LA BMV.

ARTICULO 14 LEY DEL MERCADO DE VALORES.- LA INSCRIPCIÓN EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS NO IMPLICA CERTIFICACIÓN SOBRE LA BONDAD DEL VALOR O LA SOLVENCIA DEL EMISOR.

REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO

AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006

ÍNDICE

	PÁGINA
1. INFORMACIÓN GENERAL	3
A) GLOSARIO DE TÉRMINOS Y DEFINICIONES	3
B) RESUMEN EJECUTIVO	4
C) FACTORES DE RIESGO	12
D) OTROS VALORES INSCRITOS EN EL REGISTRO NACIONAL DE VALORES (RNV)	21
E) CAMBIOS SIGNIFICATIVOS A LOS DERECHOS DE VALORES INSCRITOS EN EL REGISTRO NACIONAL DE VALORES (RNV)	22
F) DESTINO DE LOS FONDOS	23
G) DOCUMENTOS DE CARÁCTER PÚBLICO	24
2. LA COMPAÑÍA	25
A) HISTORIA Y DESARROLLO DE LA EMPRESA	25
B) DESCRIPCIÓN DEL NEGOCIO	27
I) ACTIVIDAD PRINCIPAL	27
II) CANALES DE DISTRIBUCIÓN	33
III) PATENTES, LICENCIAS, MARCAS Y OTROS CONTRATOS	34
IV) PRINCIPALES CLIENTES	35
V) LEGISLACIÓN APLICABLE Y SITUACIÓN TRIBUTARIA	38
VI) RECURSOS HUMANOS	39
VII) DESEMPEÑO AMBIENTAL	41
VIII) INFORMACIÓN DE MERCADO	43
IX) ESTRUCTURA CORPORATIVA	46
X) DESCRIPCIÓN DE SUS PRINCIPALES ACTIVOS	49
XI) PROCESOS JUDICIALES, ADMINISTRATIVOS O ARBÍTRALES	54
XII) ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL	55
XIII) DIVIDENDOS	56
3. INFORMACIÓN FINANCIERA	57
A) INFORMACIÓN FINANCIERA SELECCIONADA	57
B) INFORMACIÓN FINANCIERA POR LÍNEA DE NEGOCIO, ZONA GEOGRÁFICA Y VENTAS DE EXPORTACIÓN	58
C) INFORME DE CRÉDITOS RELEVANTES	60
D) COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA EMISORA	61
I) RESULTADOS DE OPERACIÓN	61
II) SITUACIÓN FINANCIERA, LIQUIDEZ Y RECURSOS DE CAPITAL	62
III) CONTROL INTERNO	65
E) ESTIMACIONES CONTABLES CRÍTICAS	66
4. ADMINISTRACIÓN	67
A) AUDITORES EXTERNOS	67
B) OPERACIONES CON PERSONAS RELACIONADAS Y CONFLICTO DE INTERESES	68
C) ADMINISTRADORES Y ACCIONISTAS	69
D) ESTATUTOS SOCIALES Y OTROS CONVENIOS	75
E) OTRAS PRACTICAS DE GOBIERNO CORPORATIVO	78
5. MERCADO ACCIONARIO	79
A) ESTRUCTURA ACCIONARÍA	79
B) COMPORTAMIENTO DE LA ACCIÓN EN EL MERCADO DE VALORES	80
6. PERSONAS RESPONSABLES	
A) CARTA DE RESPONSABILIDAD DEL AUDITOR EXTERNO	82
B) CARTA DE RESPONSABILIDAD DE LA COMPAÑÍA	83
7 ANEXOS	
ESTADOS FINANCIEROS CONSOLIDADOS DICTAMINADOS EJERCICIO 2006	84

1. INFORMACIÓN GENERAL

A) GLOSARIO DE TÉRMINOS Y DEFINICIONES

INDUSTRIAS CH, S.A.B. DE C.V. (ICH ó INDUSTRIAS CH) EN CONJUNTO CON SUS SUBSIDIARIAS; ES UNA SOCIEDAD CONSTITUIDA SEGÚN LAS LEYES DE LOS ESTADOS UNIDOS MEXICANOS. ES UNA EMPRESA PÚBLICA, SUS ESTADOS FINANCIEROS ESTAN PREPARADOS DE ACUERDO CON LAS NORMAS DE INFORMACION FINANCIERA MEXICANAS (NIF), LAS CANTIDADES MOSTRADAS PARA TODOS LOS PERIODOS EN LOS ESTADOS FINANCIEROS CONSOLIDADOS DE LA EMPRESA EN ESTE INFORME, HAN SIDO REEXPRESADAS EN PESOS CONSTANTES AL 31 DE DICIEMBRE DEL 2006 (PESOS CON PODER ADQUISITIVO A ESA FECHA). EN ESTE INFORME ANUAL, LAS REFERENCIAS A "PESOS" O PS. SON A PESOS MEXICANOS Y LAS REFERENCIAS A "DÓLARES" SON DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA. ESTE INFORME ANUAL CONTIENE CONVERSIONES DE CIERTOS MONTOS EN DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA, A PESOS A UN TIPO DE CAMBIO DE PS. 10.881 POR $1.00 DÓLAR CON BASE A UN TIPO DE CAMBIO PROMEDIO ANUNCIADO POR LOS PRINCIPALES BANCOS MEXICANOS PARA LA LIQUIDACIÓN AL MISMO DÍA DE LAS OPERACIONES INTERBANCARIAS VIGENTES EL 31 DE DICIEMBRE DEL 2006 SEGÚN FUE DETERMINADO POR EL BANCO DE MÉXICO ("EL TIPO DE CAMBIO INTERBANCARIO").

ESTE INFORME ANUAL, CONTIENE ALGUNOS TÉRMINOS UTILIZADOS EN EL RAMO ACERERO, ENTRE OTROS, SE MENCIONAN LOS SIGUIENTES: MATERIA PRIMA "CHATARRA", PRINCIPAL INSUMO DE NUESTROS PRODUCTOS, ES EN TÉRMINOS GENERALES, DESPERDICIOS METÁLICOS PROVENIENTES DE LA INDUSTRIA MANUFACTURERA PRINCIPALMENTE Y LAS "FERROALEACIONES", DE IGUAL FORMA SON MATERIAS PRIMAS, DE ELEMENTOS QUÍMICOS QUE AL COMBINARSE CON LA CHATARRA, ENRIQUECEN EL ACERO PRODUCIDO; EL TÈRMINO "LINGOTE", ES UN PRODUCTO SEMITERMINADO SÓLIDO DE ACERO, PROVENIENTE DE LA FUNDICIÓN DE LA CHATARRA Y FERROALEACIONES; EL TÈRMINO "CORRUGADO" SE REFIERE A LA VARILLA QUE SE UTILIZA EN LA INDUSTRIA DE LA CONSTRUCCIÓN.

TODAS LAS REFERENCIAS A TONELADAS EN ESTE INFORME ANUAL SON A TONELADAS MÉTRICAS. UNA TONELADA MÉTRICA EQUIVALE A 1.102 TONELADAS CORTAS.

B) **RESUMEN EJECUTIVO**

INDUSTRIAS CH, S.A.B. DE C.V. ES UNA EMPRESA MEXICANA PRODUCTORA Y PROCESADORA DE ACERO CON UN CRECIMIENTO CONSTANTE EN LOS ÚLTIMOS AÑOS. ES LA PRINCIPAL PRODUCTORA DE ACEROS ESPECIALES EN MÉXICO. Y TIENE LA POSICIÓN LÍDER EN EL MERCADO DE TUBERÍA CON COSTURA, PERFILES COMERCIALES Y PERFILES ESTRUCTURALES EN MÉXICO. EN JULIO DEL 2005, LA COMPAÑÍA JUNTO CON SU PRINCIPAL SUBSIDIARIA GRUPO SIMEC, S.A.B. DE C.V. (SIMEC), ADQUIRIERON EL 100% DE LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE PAV REPUBLIC INC. (REPUBLIC), EMPRESA LIDER EN EL MERCADO DE ACEROS ESPECIALES DE LOS ESTADOS UNIDOS DE AMÉRICA (E.U.A.). A TRAVÉS DE REPUBLIC, ICH Y SIMEC ESTÁN PRESENTES EN EL MAYOR MERCADO AUTOMOTRIZ DEL MUNDO.

INDUSTRIAS CH, CONSIDERA, QUE EN TÉRMINOS DE SU CAPACIDAD DE PRODUCCIÓN Y POR SU VOLUMEN DE VENTAS Y VENTAS NETAS, HA SIDO UNA DE LAS COMPAÑÍAS SIDERÚRGICAS MEXICANAS CON MAYOR CRECIMIENTO EN LOS ÚLTIMOS AÑOS, CRECIMIENTO QUE SE ORIGINA DESDE LA ADQUISICIÓN POR PARTE DE LA PRESENTE ADMINISTRACIÓN EN 1991 HASTA EL EJERCICIO 2006, CON EL CUADRO SIGUIENTE SE MUESTRA EL CRECIMIENTO ANTES COMENTADO:

	1991	2006	CRECIMIENTO %
VOLUMEN DE VENTAS (MILES DE TONS.)	70	3,012	4,203
VENTAS NETAS (MILLONES DE PESOS)	389	26,171	6,628

ESTOS AUMENTOS SE HAN DADO PRINCIPALMENTE DURANTE LOS ÚLTIMOS CINCO AÑOS Y SE ORIGINAN, PRINCIPALMENTE POR LA EFICIENTIZACIÓN EN LAS LÍNEAS PRODUCTIVAS, ASÍ COMO LAS DIFERENTES ADQUISICIONES, PRINCIPALMENTE LA DE GRUPO SIMEC EN 2001, LOS ACTIVOS EN MÉXICO DE INDUSTRIAS FÉRRICAS DEL NORTE, S.A. (GRUPO SIDENOR DE ESPAÑA) EN 2004 Y EN JULIO DEL 2005, REPUBLIC.

LAS OPERACIONES EN MÉXICO DE INDUSTRIAS CH, ESTÁN ENFOCADAS A ATENDER TANTO AL MERCADO DOMÈSTICO COMO AL DE EXPORTACIÓN, Y PARA TAL EFECTO, CUENTA CON UNA VENTAJA COMPETITIVA QUE LE OTORGA LA UBICACIÓN ESTRATÉGICA DE SUS OCHO PLANTAS DE PRODUCCIÓN EN MÉXICO. CON LA OPERACIÓN DE REPUBLIC SE SUMAN 7 PLANTAS UBICADAS EN CANTON, LORAIN, MASSILLION (2), OHIO; LACKAWANA NUEVA YORK, GARY INDIANA Y HAMILTON ONTARIO, CUYA VENTAJA COMPETITIVA ES LA CERCANIA CON LAS FUENTES DE MATERIA PRIMA Y DE LOS MERCADOS QUE ESTAS ATIENDEN.

SUS LÍNEAS DE PRODUCTOS VAN DIRIGIDAS A LOS PRINCIPALES CLIENTES DE LOS SIGUIENTES SECTORES:

-ACEROS ESPECIALES	AUTOMOTRIZ
(SPECIAL BAR QUALITY O SBQ)	EQUIPO PETROLERO
	MANUFACTURERO

-TUBERÍA CON COSTURA	PETROLERO Y GAS (CONDUCCIÓN DE FLUIDOS)
	MANUFACTURERO
	CONSTRUCCIÓN
-ACEROS COMERCIALES (*)	CONSTRUCCIÓN

(*)INCLUYE PERFILES ESTRUCTURALES, COMERCIALES Y VARILLA

AL CIERRE DEL EJERCICIO 2006, INDUSTRIAS CH, CUENTA CON QUINCE PLANTAS DE PRODUCCIÓN Y PROCESAMIENTO DE ACERO, UBICADAS EN DIVERSOS PUNTOS DE LA REPÙBLICA MEXICANA, ESTADOS UNIDOS Y CANADÁ, CONTANDO CON UNA CAPACIDAD DE FUNDICIÓN DE ACERO (ACERO LÌQUIDO) DE 4 MILLONES DE TONELADAS ANUALES, CON UNA CAPACIDAD ANUAL DE LAMINACIÓN DE 3.3 MILLONES DE TONELADAS, ADEMÁS DE 0.3 MILLONES DE TONELADAS DE PRODUCCIÓN DE TUBERÍA CON COSTURA CON UN TOTAL DE PRODUCCIÓN ANUAL DE 3.6 MILLONES DE TONELADAS DE PRODUCTO TERMINADO. SIMEC, ES LA PRINCIPAL SUBSIDIARIA DE ICH REPRESENTANDO EL **87%** DE LAS VENTAS NETAS DEL GRUPO EN 2006 Y TAMBIÉN SE ENCUENTRA LISTADA EN LA BMV Y EN UNA DE LAS BOLSAS DE VALORES DE ESTADOS UNIDOS (AMERICAN STOCK EXCHANGE).

INDUSTRIAS CH, CUENTA CON APROXIMADAMENTE 5,374 EMPLEADOS DE LOS CUALES APROXIMADAMENTE EL 70% SON SINDICALIZADOS.

DURANTE EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006, LAS VENTAS NETAS TOTALES DE INDUSTRIAS CH, FUERON DE $26,171 MILLONES DE PESOS, SUPERANDO EN 57% LAS REALIZADAS EN EL EJERCICIO 2005.

MERCADO

INDUSTRIAS CH, CON SU GAMA DE PRODUCTOS, TIENE UNA POSICIÓN LÍDER EN EL MERCADO MEXICANO, CUBRIENDO LA DEMANDA DE ACUERDO A LOS SIGUIENTES PORCENTAJES:

	PARTICIPACIÓN DE MERCADO %
ACEROS ESPECIALES	35
TUBERÍA CON COSTURA	15
PERFILES ESTRUCTURALES	90
PERFILES COMERCIALES	54
VARILLA	9

REPUBLIC CONSIDERA QUE ES LÍDER EN EL MERCADO DE ACEROS ESPECIALES (SBQ) DE LOS E.U.A. CON UNA PARTICIPACIÓN DE MERCADO DEL 20%.

DIVERSIDAD DE PRODUCTOS

COMO FABRICANTE DE PRODUCTOS DE ACERO, TANTO ESPECIALIZADOS COMO COMERCIALES, INDUSTRIAS CH, TIENE LA VENTAJA DE PODER OPTIMIZAR EL USO DE SU CAPACIDAD, AL CONTAR CON UNA FLEXIBILIDAD OPERATIVA PARA AJUSTAR SU PRODUCCIÓN DE ACUERDO A LA DEMANDA EXISTENTE, Y ASÍ APROVECHAR LAS ÁREAS DE OPORTUNIDAD QUE EL MISMO MERCADO OFRECE, SIEMPRE ENFOCADO A SATISFACER LAS NECESIDADES DE LOS CLIENTES.

VENTAJAS COMPETITIVAS

ICH ES UNA PRODUCTORA Y PROCESADORA DE ACERO COMPETITIVA, DEBIDO A LA UBICACIÓN ESTRATÉGICA DE SUS PLANTAS, LAS CONDICIONES FAVORABLES BAJO LAS QUE REALIZA SUS COMPRAS, SU BAJO COSTO LABORAL EN MEXICO Y LA AUSENCIA DE PASIVOS HISTÓRICOS IMPORTANTES.

- *UBICACIÓN ESTRATÉGICA DE LAS PLANTAS*

  LA PROXIMIDAD DE SUS PLANTAS A SUS CLIENTES Y A LA MATERIA PRIMA, PERMITE A ICH REDUCIR CONSIDERABLEMENTE COSTOS DE DISTRIBUCIÓN.

- *CONDICIONES FAVORABLES DE COMPRA*

  COMO CONSECUENCIA DE SU LIQUIDEZ, ICH GENERALMENTE PUEDE REALIZAR PAGOS POR ADELANTADO O AL CONTADO DE COMPRA A SUS PROVEEDORES, LO QUE CONJUNTAMENTE CON LOS VOLÚMENES Y LAS COMPRAS CENTRALIZADAS PERMITE A ICH ADQUIRIR LA MATERIA PRIMA EN CONDICIONES FAVORABLES.

- *COSTO LABORAL REDUCIDO*

  ICH DISFRUTA DE LOS BENEFICIOS DEL REDUCIDO COSTO DE LA MANO DE OBRA EN LAS OPERACIONES QUE REALIZA EN MÉXICO. REPUBLIC CONSIDERA QUE LOS CONTRATOS COLECTIVOS QUE RIGEN SUS RELACIONES LABORALES REPRESENTAN UNA VENTAJA CONTRA SUS COMPETIDORES.

- *AUSENCIA DE PASIVOS HISTÓRICOS*

  A DIFERENCIA DE LA MAYORÍA DE SUS COMPETIDORES, TANTO NACIONALES COMO INTERNACIONALES, ICH NO CUENTA CON PASIVOS HISTÓRICOS SIGNIFICATIVOS, INCLUYENDO, PLANES O FONDOS DE PENSIONES SUB-FONDEADOS, FALTA DE RESERVAS PARA LA JUBILACIÓN DE EMPLEADOS O CONTINGENCIAS AMBIENTALES RELACIONADOS CON PLANTAS FUERA DE USO.

ESTRUCTURA DE CAPITAL Y FUERTE HISTORIAL FINANCIERO

INDUSTRIAS CH, BUSCA MANTENER UN PERFIL FINANCIERO CONSERVADOR. COMO RESULTADO DE SU CAPACIDAD PARA GENERAR FLUJO DE EFECTIVO Y EL PAGO ANTICIPADO DE SU DEUDA CON LOS RECURSOS GENERADOS EN EL CURSO ORDINARIO DEL NEGOCIO, INDUSTRIAS CH, HA MANTENIDO UNA DE LAS ESTRUCTURAS DE CAPITAL MAS FUERTES DE LA INDUSTRIA ASÍ COMO UNA LIQUIDEZ Y RAZONES FINANCIERAS SÓLIDAS, DESDE LA ADQUISICIÓN POR PARTE DE LA PRESENTE ADMINISTRACIÓN EN 1991 Y HASTA EL EJERCICIO 2006.

EL 11 DE FEBRERO DEL 2005 ICH REALIZÓ UNA OFERTA PUBLICA MIXTA DE ACCIONES EN LA BOLSA MEXICANA DE VALORES POR UN IMPORTE DE $200 MILLONES DE DÓLARES, APROXIMADAMENTE. CON DICHA EMISIÓN LA EMPRESA RECUPERO LA POSICIÓN DE EFECTIVO QUE TENIA ANTES DE LA COMPRA DE LOS ACTIVOS DE GRUPO SIDENOR EN MÉXICO, REALIZADA EN EL SEGUNDO SEMESTRE DEL 2004; LO QUE LE PERMITIÓ A ICH ADQUIRIR REPUBLIC EN JULIO DE 2005, SIN INCURRIR EN UN APALANCAMIENTO EXCESIVO. PREVIO A LA OFERTA PÙBLICA, LA ASAMBLEA GENERAL DE ACCIONISTAS DE ICH, CELEBRADA EL 11 DE ENERO DEL 2005, AUTORIZO LA DIVISIÓN (SPLIT) DE LAS ACCIONES EN CIRCULACIÓN, MEDIANTE LA EMISIÓN Y ENTREGA A LOS ACCIONISTAS, LIBRE DE PAGO, DE TRES NUEVAS ACCIONES POR CADA UNA DE LAS QUE FUEREN TITULARES. ESTOS DOS FACTORES HAN PERMITIDO MEJORAR EL NIVEL DE LIQUIDEZ (BURSATILIDAD) DE LA ACCIÓN.

EQUIPO DIRECTIVO

EL EQUIPO DIRECTIVO DE INDUSTRIAS CH, LO INTEGRAN PERSONAS EXPERIMENTADAS EN EL RAMO DE LA INDUSTRIA ACERERA, CON UNA AMPLIA VISIÓN EN EL CAMPO DE LOS NEGOCIOS, PRUEBA DE ELLO HAN SIDO LAS INVERSIONES EXITOSAS EN ACTIVOS FIJOS POR MAS DE $8,948 MILLONES DE PESOS, REALIZADAS DESDE 1991 A LA FECHA, QUE HAN LOGRADO POSICIONAR A INDUSTRIAS CH COMO LÍDER PRODUCTOR DE ACEROS ESPECIALES EN MEXICO Y E.U.A., ASÍ COMO EN LOS RAMOS DE TUBERÍA CON COSTURA, PERFILES COMERCIALES Y ESTRUCTURALES EN MÉXICO.

ESTRATEGIAS DE NEGOCIO

INDUSTRIAS CH, CONTINUA ENCAMINANDO SUS ESFUERZOS A MEJORAR SU POSICIÓN LÍDER COMO PRODUCTORA Y PROCESADORA DE ACEROS ESPECIALES Y DE PRODUCTOS DE ACERO COMERCIALES; MIENTRAS QUE PROCURA MANTENER UN PERFIL FINANCIERO CONSERVADOR. TAMBIÉN BUSCA IDENTIFICAR LAS OPORTUNIDADES QUE LE PERMITAN MEJORAR SU POSICIÓN EN EL MERCADO DE NORTE AMÉRICA, REDUCIR SUS COSTOS POR PRODUCTO VENDIDO, CONTINUAR DIVERSIFICANDO SU LÍNEA DE PRODUCTOS E INCREMENTAR SUS MÁRGENES OPERATIVOS, PRINCIPALMENTE MEDIANTE:

-REINVERSIÓN DEL FLUJO DE EFECTIVO GENERADO INTERNAMENTE EN SUS OPERACIONES.

-ADQUISICIÓN DE NEGOCIOS SUB-EXPLOTADOS QUE TENGAN UNA PENETRACIÓN SIGNIFICATIVA EN CIERTOS MERCADOS.

-FORTALECIMIENTO Y AUMENTO DE LA CARTERA DE CLIENTES, MANTENIENDO LA CERTIFICACIÓN QUE SUS CLIENTES LE HAN OTORGADO.

-DIVERSIFICACIÓN DE SU BASE DE CLIENTES MEDIANTE EL AUMENTO DE SUS EXPORTACIONES A CANADÁ, SUDAMÉRICA Y EUROPA.

ADQUISICIÓN DE ACTIVOS DE REPUBLIC

CON FECHA 22 DE JULIO DE 2005, GRUPO SIMEC E ICH, ADQUIRIERON EL 100% DE LAS ACCIONES DE PAV REPUBLIC INC.. DICHA CORPORACIÓN ES PROPIETARIA DE SEIS PLANTAS DE PRODUCCIÓN EN LOS E.U.A. UBICADAS EN CANTON, LORAIN, MASSILLION (2), OHIO; LACKAWANA, NUEVA YORK, GARY INDIANA, Y UNA MAS EN CANADÁ LOCALIZADA EN HAMILTON, ONTARIO; PLANTAS DEDICADAS PRINCIPALMENTE A LA PRODUCCIÓN DE ACEROS ESPECIALES (SBQ). EL PRECIO DE LA TRANSACCIÓN FUE DE APROXIMADAMENTE $229 MILLONES DE DÓLARES. COMO CONSECUENCIA DE LA ADQUISICIÓN, LA CAPACIDAD INSTALADA ANUAL DE INDUSTRIAS CH AUMENTO EN 1.7 MILLONES DE TONELADAS DE PRODUCTO TERMINADO.

FACTORES DE RIESGO

LAS OPERACIONES DE INDUSTRIAS CH, PODRÍAN DIFERIR MATERIALMENTE POR CIERTOS RIESGOS, LOS CUALES ESTÁN FUERA DE CONTROL DE LA MISMA, ESTOS RIESGOS PUDIERAN SER:

-FUTURAS DEVALUACIONES DEL PESO,

-VOLATILIDAD DE LOS PRECIOS DEL ACERO A NIVEL MUNDIAL,

-LOS COSTOS DE CUMPLIMIENTO DE LA LEGISLACIÓN AMBIENTAL DE E.U.A. Y MÉXICO,

-FACTORES RELACIONADOS CON LA INDUSTRIA DEL ACERO (INCLUYENDO EL

CICLO DE LA INDUSTRIA),

-LA SOBRECAPACIDAD DE PRODUCCIÓN MUNDIAL DE ACERO,

-EL ALTO NIVEL DE COMPETENCIA DE LOS PRODUCTORES MEXICANOS Y EXTRANJEROS,

-EL PRECIO DE LA CHATARRA, PRINCIPAL INSUMO PARA NUESTROS PRODUCTOS ASÍ COMO OTRAS MATERIAS PRIMAS Y

-LA EXISTENCIA DE PROVEEDORES ÚNICOS EN MÉXICO DE ENERGÍA ELÉCTRICA Y GAS, CUYOS PRECIOS ESTÁN POR ENCIMA DE LOS NIVELES INTERNACIONALES.

EVENTO RELEVANTE

LA SUBSIDIARIA GRUPO SIMEC, S.A.B. DE C.V. REALIZÓ UNA OFERTA PÚBLICA DE ACCIONES:

CON FECHA 8 DE FEBRERO DE 2007 SE ESTABLECIÓ EL PRECIO DE OFERTA POR ACCIÓN RELATIVO A LA OFERTA GLOBAL PRIMARIA DE SUSCRIPCIÓN (LA "OFERTA") DE HASTA 52,173,915 ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE GRUPO SIMEC, EN $45.70 POR ACCIÓN. EL PRECIO DE OFERTA DE LOS ADS'S (AMERICAN DEPOSITARY SHARES) FUE DE $12.50 DÓLARES POR ADS. CADA ADS REPRESENTA 3 ACCIONES SERIE B.

ADICIONALMENTE A DICHAS 52,173,915 ACCIONES, LA SUBSIDIARIA GRUPO SIMEC, OTORGÓ A LOS INTERMEDIARIOS COLOCADORES QUE PARTICIPAN EN LA OFERTA UNA OPCIÓN DE SOBRE ASIGNACIÓN RESPECTO DE 7,826,085 ACCIONES SERIE B ADICIONALES.

LA COMISIÓN NACIONAL BANCARIA Y DE VALORES Y LA SECURITIES AND EXCHANGE COMMISSION AUTORIZARON LA OFERTA EN EL MES DE ENERO DE 2007. SE REALIZÓ EL REGISTRO DE LA PORCIÓN DE LA OFERTA A REALIZARSE EN MÉXICO EN LA BOLSA MEXICANA DE VALORES, S.A. DE C.V. (LA "BMV") EL 9 DE FEBRERO DE 2007. LA VENTA DE LAS ACCIONES RESULTADO DE LA OFERTA, ASÍ COMO LAS OPERACIONES POR 52,173,915 ACCIONES DE LA COMPAÑÍA REALIZADAS EL 9 DE FEBRERO DE 2007, SE LIQUIDARON EL 13 DE FEBRERO DE 2007. EL RECURSO OBTENIDO EN ESTA COLOCACIÓN ASCENDIÓ A $ 121.9 MILLONES DE DÓLARES (NETO DE COMISIÓN) POR LA OFERTA INTERNACIONAL Y $ 984 MILLONES DE PESOS (NETO DE COMISIÓN) POR LA OFERTA EN MÉXICO.

EL 15 DE MARZO DE 2007 SE LIQUIDÓ LA VENTA DE LAS ACCIONES CORRESPONDIENTES A LA SOBRE ASIGNACIÓN POR 1,232,990 ACCIONES DE LA COMPAÑÍA. EL RECURSO OBTENIDO ASCENDIÓ A $2.4 MILLONES DE DÓLARES (NETO DE COMISIÓN) POR LA OFERTA INTERNACIONAL Y $ 28.1 MILLONES DE PESOS (NETO DE COMISIÓN) POR LA OFERTA EN MÉXICO.

LOS RECURSOS NETOS SE DESTINARÁN A INVERSIONES EN ACTIVOS CON EL OBJETO DE INCREMENTAR SU CAPACIDAD EN VARIAS PLANTAS EN ESTADOS UNIDOS, MÉXICO Y CANADÁ, ADEMÁS DE CIERTAS ADQUISICIONES EN MÉXICO O EN EL EXTRANJERO ASÍ COMO UNA NUEVA PLANTA DE ACERO QUE SERVIRÁ PARA INCREMENTAR LA PARTICIPACIÓN DE MERCADO Y COMPLEMENTAR LA ESTRATEGIA DE NEGOCIOS DE LA COMPAÑÍA. A LA FECHA LA COMPAÑÍA NO TIENE DEFINIDO EL MONTO DE LOS RECURSOS A DESTINARSE, YA QUE NO SE HAN INICIADO PLÁTICAS NI NEGOCIACIONES EN DICHO SENTIDO.

INFORMACIÓN CORPORATIVA

LAS OFICINAS PRINCIPALES DE INDUSTRIAS CH, SE UBICAN EN AGUSTÍN MELGAR NO. 23, COL. FRACCIONAMIENTO INDUSTRIAL NIÑOS HÉROES, C.P. 54030 EN TLALNEPANTLA, ESTADO DE MÉXICO. EL TELÉFONO DEL DEPARTAMENTO DE RELACIONES CON INVERSIONISTAS DE INDUSTRIAS CH, ES EL (52-55) 1165-1000.

HISTORIA

INDUSTRIAS CH, S.A.B. DE C.V.; FUE FORMADA EN 1934 CON LA DENOMINACIÓN DE HERRAMIENTAS, S.A., DEDICADA A LA FABRICACIÓN DE HERRAMIENTAS DE MANO, TENIENDO UN PAPEL CLAVE EN EL PROCESO DE INDUSTRIALIZACIÓN DE MÉXICO.

COMO PARTE DE SU INTEGRACION VERTICAL A PRINCIPIOS DE LOS AÑOS 60 INICIO LA PRODUCCIÓN DE ACEROS ESPECIALES.

EN 1991, FUE ADQUIRIDA POR LA ACTUAL ADMINISTRACIÓN, CUYA ESTRATEGIA HA SIDO EFICIENTIZAR PROCESOS Y DIVERSIFICARSE CON PRODUCTOS DE MAYOR VALOR AGREGADO, A TRAVÉS DE LA ADQUISICIÓN DE EMPRESAS DE LA INDUSTRIA DEL ACERO DENTRO Y FUERA DE MÉXICO. TODAS ESTAS ACCIONES SON TENDIENTES A MAXIMIZAR LOS RESULTADOS DE LA COMPAÑÍA.

EN 1993, ADQUIERE MEDIANTE LICITACIÓN PUBLICA, PROCARSA, S.A. DE C.V., PLANTA QUE PERTENECÍA AL GOBIERNO FEDERAL, DEDICADA A LA FABRICACIÓN DE TUBERÍA CON COSTURA DE GRANDES DIÁMETROS, UBICADA EN CIUDAD FRONTERA, ESTADO DE COAHUILA.

EN 1997, ADQUIERE COMPAÑÍA MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V., DEDICADA A LA FABRICACIÓN DE TUBERÍA CON COSTURA Y PERFILES TUBULARES DE PEQUEÑOS DIÁMETROS Y CUYA PLANTA PRODUCTORA SE ENCUENTRA EN ECATEPEC, ESTADO DE MÉXICO.

EN 1999, FUSIONA A GRUPO RUVI, S.A. DE C.V., PROPIETARIA DE LA EMPRESA SIDERURGICA DEL GOLFO, S.A. DE C.V. QUE CUENTA CON UNA UNIDAD PRODUCTORA EN MATAMOROS, TAMAULIPAS, DEDICADA A LA FABRICACIÓN DE PERFILES COMERCIALES Y ESTRUCTURALES.

EN 2001, ADQUIERE EL 82.5% DE GRUPO SIMEC, S.A. DE C.V., CON PLANTAS FUNDIDORAS DE ACERO UBICADAS EN GUADALAJARA, JALISCO Y MEXICALI, BAJA CALIFORNIA, AMBAS DEDICADAS A FABRICAR VARILLA, ACEROS ESPECIALES, PERFILES COMERCIALES Y ESTRUCTURALES.

EN 2004, ADQUIERE A TRAVÉS DE SIMEC, LOS INVENTARIOS, TERRENOS, EDIFICIOS, MAQUINARIA Y EQUIPO, DE DOS PLANTAS UBICADAS EN APIZACO, TLAXCALA, Y CHOLULA, PUEBLA, DEDICADAS A LA FABRICACIÓN DE ACEROS ESPECIALES, PERFILES COMERCIALES Y VARILLA; ABSORBIENDO LOS PASIVOS LABORALES DE AMBAS PLANTAS.

EN 2005, SE REALIZO LA OFERTA PUBLICA MIXTA DE ACCIONES DEL CAPITAL SOCIAL, CONSISTENTE EN UNA OFERTA PRIMARIA DE VENTA Y SUSCRIPCION DE 67,319,150 ACCIONES NO SUSCRITAS (INCLUYENDO 11,410,026 ACCIONES MATERIA DE LA OPCION DE SOBREASIGNACION) DE LA SERIE "B" CLASE "I" REPRESENTATIVAS DE LA PARTE MINIMA SIN DERECHO A RETIRO DEL CAPITAL SOCIAL DE LA COMPAÑÍA Y UNA OFERTA PÙBLICA SECUNDARIA DE VENTA HASTA DE 11,410,026 ACCIONES Y DE LA CUAL LA COMPAÑÍA NO RECIBIO RECURSOS.

EN 2005, ADQUIERE EL 100% DE REPUBLIC, JUNTO CON SIMEC, DEDICADA A LA FABRICACIÓN DE ACEROS ESPECIALES Y QUE ES PROPIETARIA DE SEIS PLANTAS DE PRODUCCIÓN EN LOS E.U.A. UBICADAS EN CANTON, LORAIN, MASSILLION (2), OHIO;

LACKAWANA NUEVA YORK, GARY INDIANA, Y UNA MAS EN CANADÁ. LOCALIZADA EN HAMILTON, ONTARIO.

LOS PRODUCTOS FABRICADOS EN LAS QUINCE PLANTAS DE INDUSTRIAS CH, SE DESTINAN PRINCIPALMENTE AL MERCADO DE LA CONSTRUCCIÓN, AUTO PARTES, EQUIPO PETROLERO Y MANUFACTURERO EN GENERAL.

LOS ACEROS ESPECIALES Y TUBERÍA CON COSTURA DE GRAN DIÁMETRO, SE FABRICAN SOBRE PEDIDO PARA CLIENTES ESPECÍFICOS; MIENTRAS QUE LA TUBERÍA CON COSTURA DE PEQUEÑOS DIÁMETROS Y LOS PERFILES COMERCIALES, ESTRUCTURALES Y VARILLA SE COMERCIALIZAN EN SU MAYORÍA A TRAVÉS DE CENTROS DE SERVICIO, ES DECIR DISTRIBUIDORES. NINGÚN CLIENTE DE LA EMPRESA, REPRESENTA EL 10% O MAS DE LAS VENTAS TOTALES.

LA LOCALIZACIÓN GEOGRÁFICA DE LAS OCHO PLANTAS PRODUCTORAS EN LA REPÚBLICA MEXICANA ES UNA VENTAJA COMPETITIVA PARA ATENDER LOS MERCADOS A LOS QUE SE DIRIGEN NUESTROS PRODUCTOS Y NOS PERMITE ACCEDER A LOS MERCADOS DE EXPORTACIÓN. ASÍ MISMO, LAS PLANTAS DE REPUBLIC EN E.U.A. Y CANADÁ ESTÁN LOCALIZADAS CERCA DE LAS FUENTES DE SUMINISTRO DE MATERIAS PRIMAS, ASÍ COMO DE SUS CLIENTES.

EN MÉXICO, LA EMPRESA ENFRENTA COMPETENCIA DE SUS DIFERENTES PRODUCTOS DE GRANDES FABRICANTES NACIONALES COMO HYLSAMEX, S.A DE C.V., ALTOS HORNOS DE MÉXICO, S.A.B. DE C.V., Y DE IMPORTACIONES PROVENIENTES DE LOS ESTADOS UNIDOS DE AMÉRICA, BRASIL Y COREA ENTRE OTROS, LO QUE HACE QUE EL MERCADO SEA ALTAMENTE COMPETITIVO Y CON MÁRGENES DE UTILIDAD CADA VEZ MAS REDUCIDOS; POR LO QUE LA EMPRESA SIGUE UNA POLÍTICA DE UBICARSE EN NICHOS DE ALTO VALOR AGREGADO CON INVERSIONES EN NUEVAS LÍNEAS DE PRODUCTOS. EN E.U.A. REPUBLIC TIENE COMO COMPETIDORES PRINCIPALES A QUANEX, TIMKEN Y CHARTER STEEL Y EN MENOR MEDIDA A IMPORTACIONES PROVENIENTES DE EUROPA Y ASIA.

LA EMPRESA OPERA A TRAVÉS DE MAS DE UNA VEINTENA DE SUBSIDIARIAS CONTROLADAS AL 99% (EXCEPTO POR GRUPO SIMEC, S.A.B. DE C.V., DE LA CUAL CONTROLA EL 85.19%) Y QUE TIENEN FUNCIONES ESPECÍFICAS DE COMERCIALIZACIÓN, PRODUCCIÓN, PRESTACIÓN DE SERVICIOS E INMOBILIARIAS, ENTRE OTROS.

LAS QUINCE PLANTAS QUE CONFORMAN INDUSTRIAS CH, S.A.B. DE C.V., TIENEN UNA CAPACIDAD INSTALADA SUPERIOR A TRES MILLONES SEISCIENTAS MIL TONELADAS DE ACERO LIQUIDO ANUALES Y SE ESPERA QUE SU UTILIZACIÓN EN EL AÑO 2007 SEA DEL 87%,

EL CAPITAL SOCIAL DE LA COMPAÑÍA ESTA REPRESENTADO POR 436,574,580 ACCIONES SERIE B, DE LIBRE SUSCRIPCIÓN (NACIONALES Y EXTRANJERAS) Y CADA UNA CUENTA CON DERECHO A VOTO E IGUALES DERECHOS, ESTAS COTIZAN EN LA BOLSA MEXICANA DE VALORES BAJO LA CLAVE ICH B Y SON CONSIDERADAS DE ALTA BURSATILIDAD.

LA EMPRESA NO HA REPARTIDO DIVIDENDOS EN LOS ÚLTIMOS SEIS AÑOS DEBIDO A QUE TIENE UN AGRESIVO PLAN DE INVERSIONES QUE SE PROYECTA FINANCIAR CON REINVERSIONES DE UTILIDADES (RECURSOS PROPIOS).

LA EMPRESA ES ADMINISTRADA POR UN CONSEJO DE ADMINISTRACIÓN CONFORMADO POR SIETE MIEMBROS, QUE HAN RENUNCIADO A RECIBIR HONORARIOS POR SU GESTIÓN, AL QUE REPORTA EL DIRECTOR GENERAL.

LA FAMILIA VIGIL GONZÁLEZ CONTROLA EN CONJUNTO EL 64.6% DE LAS ACCIONES EN CIRCULACIÓN DE LA EMPRESA Y EL RESTO SE ENCUENTRA PULVERIZADO ENTRE EL GRAN PUBLICO INVERSIONISTA.

ANÁLISIS FINANCIERO.

INDUSTRIAS CH, EN EL EJERCICIO CONCLUIDO EL 31 DE DICIEMBRE DEL 2006, PRESENTO RESULTADOS FINANCIEROS POSITIVOS DE LA SIGUIENTE FORMA:

INDUSTRIAS CH, CERRO EL AÑO CON UNA UTILIDAD OPERATIVA DE $ 3,301 MILLONES DE PESOS LO QUE REPRESENTA UN 13% RESPECTO A LAS VENTAS TOTALES DEL AÑO, QUE ASCENDIERON A $26,171 MILLONES DE PESOS. ASÍ MISMO LA UTILIDAD NETA MAYORITARIA DE INDUSTRIAS CH, FUE DE $2,332 MILLONES DE PESOS QUE REPRESENTA UN 9% SOBRE EL TOTAL DE LAS VENTAS.

EL PRECIO DE LA ACCIÓN PASO DE $22.59 EL 31 DE DICIEMBRE DE 2005. A $46.04 EL 31 DE DICIEMBRE DE 2006.

LOS ESTADOS FINANCIEROS DE INDUSTRIAS CH, SE PREPARAN DE CONFORMIDAD CON LAS NORMAS DE INFORMACION FINANCIERA MEXICANAS , LAS CUALES INCLUYEN EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA, Y ESTÁN EXPRESADOS EN PESOS DE PODER ADQUISITIVO CONSTANTES, CON BASE EN EL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), PUBLICADO POR EL BANCO DE MÉXICO.

LOS ESTADOS FINANCIEROS DE INDUSTRIAS CH, SON AUDITADOS POR EL DESPACHO MANCERA, S.C. INTEGRANTE ERNST & YOUNG GLOBAL, CUYOS EXÁMENES SE REALIZARON DE ACUERDO A LAS NORMAS DE AUDITORIA GENERALMENTE ACEPTADAS EN MÉXICO, LAS CUALES REQUIEREN QUE LA AUDITORIA SEA PLANEADA Y REALIZADA DE TAL MANERA QUE PERMITA OBTENER UNA SEGURIDAD RAZONABLE DE QUE LOS ESTADOS FINANCIEROS NO CONTIENEN ERRORES IMPORTANTES Y DE QUE ESTÁN PREPARADOS DE ACUERDO CON LAS NORMAS DE INFORMACION FINANCIERA MEXICANAS.

C) FACTORES DE RIESGO.

LOS RESULTADOS REALES DE INDUSTRIAS CH, S.A.B. DE C.V., PODRÍAN DIFERIR MATERIALMENTE POR CIERTOS RIESGOS O INCERTIDUMBRES, LOS CUALES ESTÁN FUERA DEL CONTROL DE INDUSTRIAS CH, ESTOS FACTORES PUDIERAN SER FUTURAS DEVALUACIONES DEL PESO, VOLATILIDÁD DE LOS PRECIOS DEL ACERO A NIVEL MUNDIAL, LOS COSTOS DEL CUMPLIMIENTO DE LA LEGISLACIÓN AMBIENTAL DE E.U.A. Y MÉXICO, FACTORES RELACIONADOS CON LA INDUSTRIA DEL ACERO (INCLUYENDO EL CICLO DE LA INDUSTRIA), LA SOBRECAPACIDAD DE PRODUCCIÓN MUNDIAL DE ACERO, EL ALTO NIVEL DE COMPETENCIA DE LOS PRODUCTOS MEXICANOS Y EXTRANJEROS, EL PRECIO DE LA CHATARRA PRINCIPAL INSUMO PARA NUESTROS PRODUCTOS ASÍ COMO OTRAS MATERIAS PRIMAS Y LA EXISTENCIA DE PROVEEDORES ÚNICOS EN MÉXICO DE ENERGÍA ELÉCTRICA Y GAS, CUYOS PRECIOS ESTÁN POR ENCIMA DE LOS NIVELES INTERNACIONALES.

ADEMÁS, CABE LA POSIBILIDAD DE QUE OTROS RIESGOS QUE ACTUALMENTE NO SON DEL CONOCIMIENTO DE ICH O QUE ÉSTA NO CONSIDERA QUE SEAN SIGNIFICATIVOS, AFECTEN EL NEGOCIO DE LA MISMA. CUALQUIERA DE LOS RIESGOS QUE SE DESCRIBEN A CONTINUACIÓN PUEDE AFECTAR SIGNIFICATIVAMENTE EL NEGOCIO, LA SITUACIÓN FINANCIERA O LOS RESULTADOS DE OPERACIÓN DE ICH, EN CUYO CASO, LOS INVERSIONISTAS PODRÍAN PERDER PARTE O LA TOTALIDAD DE SU INVERSIÓN.

1. RIESGOS RELACIONADOS CON EL NEGOCIO Y LA SITUACIÓN FINANCIERA DE INDUSTRIAS CH.

FALLAS Y DESCOMPOSTURAS NO ASEGURADAS DEL EQUIPO

LA CAPACIDAD DE ICH, PARA FABRICAR PRODUCTOS DE ACERO DEPENDE DE LA ADECUADA OPERACIÓN DE DIFERENTES TIPOS DE EQUIPO, INCLUYENDO HORNOS DE ARCO ELÉCTRICO, ALTOS HORNOS, MÁQUINAS DE COLADA CONTINUA PARA PALANQUILLA, HORNOS OLLA, HORNOS DE RECALENTAMIENTO Y MOLINOS DE ROLADO. AUN CUANDO ICH, PROPORCIONA MANTENIMIENTO A DICHO EQUIPO EN FORMA CONTINUA, LAS FALLAS O DESCOMPOSTURAS DEL MISMO, ASÍ COMO LA OCURRENCIA DE EVENTOS NO PREVISTOS TALES COMO INCENDIOS, EXPLOSIONES O CONDICIONES METEOROLÓGICAS ADVERSAS, PODRÍAN AFECTAR LA CAPACIDAD DE ICH, PARA FABRICAR SUS PRODUCTOS, OCASIONANDO INTERRUPCIONES TEMPORALES NO ASEGURADAS EN LAS OPERACIONES DE ICH.

ICH NO CUENTA CON PÓLIZAS DE SEGUROS CONTRA TODO RIESGO, INCLUYENDO SEGUROS CON COBERTURA POR PÉRDIDAS POR CATÁSTROFES O INTERRUPCIONES EN LA PRODUCCIÓN. EN CASO DE QUE ICH NO TENGA LA CAPACIDAD DE RESOLVER CUALQUIER INTERRUPCIÓN EN LA PRODUCCIÓN, ESTA SITUACIÓN PODRÍA AFECTARLA NEGATIVAMENTE. EN CASO DE QUE LAS PLANTAS DE ICH SUFRIERAN ALGÚN SINIESTRO, ICH PODRÍA SUFRIR PÉRDIDAS DE GRAN CUANTÍA O INTERRUPCIONES PERMANENTES EN LA PRODUCCIÓN, LO CUAL PODRÍA AFECTAR ADVERSA Y SIGNIFICATIVAMENTE LOS RESULTADOS DE OPERACIÓN Y LA SITUACIÓN FINANCIERA ASIMISMO, CUALQUIER INTERRUPCIÓN EN LA CAPACIDAD DE PRODUCCIÓN DE ICH PODRÍA REQUERIR INVERSIONES DE CAPITAL SUPERIORES A LAS PROGRAMADAS LO CUAL PODRÍA AFECTAR NEGATIVAMENTE LA PRODUCTIVIDAD Y EL FLUJO DE EFECTIVO DE ICH.

VOLATILIDAD DE LOS COSTOS DE MATERIAS PRIMAS

LAS OPERACIONES DE PRODUCCIÓN DE ACERO DE ICH DEPENDEN DE LA OBTENCIÓN DE MATERIAS PRIMAS, EN PARTICULAR DE CHATARRA Y ALEACIONES. LA CHATARRA CONSTITUYÓ APROXIMADAMENTE EL 40% DEL COSTO DE VENTAS DE ICH EN 2006. EL PRECIO Y CANTIDAD DE ESTAS MATERIAS PRIMAS SE NEGOCIAN EN EL MERCADO Y LOS PRECIOS PUEDEN SER VOLÁTILES COMO RESULTADO DE, ENTRE OTRAS COSAS, CAMBIOS EN LOS NIVELES DE LA OFERTA Y LA DEMANDA. EN EL PASADO, ICH GENERALMENTE HA TENIDO LA CAPACIDAD DE TRANSFERIR LOS INCREMENTOS DEL PRECIO DE ESTAS MATERIAS PRIMAS A SUS CLIENTES. SIN EMBARGO, DEBIDO A RETRASOS EN EL REPERCUTIMIENTO DE DICHOS INCREMENTOS EN LOS PRECIOS, ICH NO PUEDE TRANSFERIR EN FORMA INMEDIATA LOS INCREMENTOS EN LOS PRECIOS DE ESTAS MATERIAS PRIMAS Y DICHOS INCREMENTOS PUDIERAN

AFECTAR ADVERSAMENTE SUS RESULTADOS DE OPERACIÓN. ICH NO PUEDE ASEGURAR QUE TENDRÁ LA CAPACIDAD DE TRASLADAR EL INCREMENTO DE PRECIOS A SUS CLIENTES O QUE EL INCREMENTO DE PRECIOS EN ESTAS MATERIAS PRIMAS NO VA A AFECTAR SUS RESULTADOS DE OPERACIÓN Y SU CONDICIÓN FINANCIERA. VER "DESCRIPCIÓN DEL NEGOCIO-ACTIVIDAD PRINCIPAL-MATERIAS PRIMAS Y ENERGÍA".

REGULACIÓN AMBIENTAL RIGUROSA

LAS PLANTAS DE ICH EN MEXICO SE ENCUENTRAN SUJETAS A DIVERSAS LEYES Y REGULACIONES FEDERALES, ESTATALES Y MUNICIPALES, NORMAS OFICIALES MEXICANAS Y A PERMISOS ESPECÍFICOS RELACIONADOS CON LA PROTECCIÓN DE LA SALUD, EL MEDIO AMBIENTE Y LOS RECURSOS NATURALES. ASIMISMO, LAS INSTALACIONES DE REPUBLIC UBICADAS EN CANTON, LORAIN, MASSILLION (2), OHIO; LACKAWANA NUEVA YORK, GARY INDIANA, Y UNA MAS EN CANADÁ LOCALIZADA EN HAMILTON, ONTARIO Y EL DEPÓSITO DE CHATARRA DE ICH UBICADO EN SAN DIEGO, CALIFORNIA SE ENCUENTRAN SUJETOS A DIVERSAS REGULACIONES AMBIENTALES FEDERALES Y ESTATALES EN LOS ESTADOS UNIDOS. VER "LA EMPRESA–PROCESOS JUDICIALES, ADMINISTRATIVOS O ARBITRALES–PROCESOS AMBIENTALES" NO OBSTANTE ICH CONSIDERA QUE SUS PLANTAS CUMPLEN EN FORMA SUSTANCIAL CON LAS DISPOSICIONES VIGENTES EN MATERIA AMBIENTAL, LOS RIESGOS DE CONTINGENCIAS Y COSTOS SIGNIFICATIVOS RELACIONADOS CON EL CUMPLIMIENTO DE REQUISITOS Y DISPOSICIONES AMBIENTALES SON UNA PARTE INHERENTE DEL NEGOCIO DE ICH. CUALQUIER INVERSIÓN QUE ICH TENGA QUE HACER PARA CUMPLIR CON LAS MISMAS PODRÍA AFECTAR LA PRODUCTIVIDAD Y LAS NECESIDADES DE INVERSIONES DE CAPITAL EN CASO DE QUE ICH INCUMPLA CON LAS DISPOSICIONES AMBIENTALES VIGENTES, LA MISMA PODRÍA ESTAR EXPUESTA A SANCIONES CIVILES Y PENALES, ASÍ COMO A ORDENES DE CLAUSURA, LAS CUALES, ENTRE OTRAS COSAS, LIMITAN O PROHÍBEN LA EMISIÓN O DERRAMAMIENTO DE SUBSTANCIAS TÓXICAS PRODUCIDAS EN RELACIÓN CON LAS OPERACIONES DE ICH. COMO RESULTADO DE LAS PRÁCTICAS ACTUALES O PASADAS DE DISPOSICIÓN DE DESECHOS Y EMISIONES UTILIZADAS, ES POSIBLE QUE ICH TENGA QUE INICIAR UN PROCESO DE LIMPIEZA DE SUS PLANTAS, LO CUAL PODRÍA RESULTAR EN CONTINGENCIAS SUSTANCIALES Y UN INCREMENTO EN EL PROGRAMA DE INVERSIONES DE CAPITAL DE ICH.

ICH ANTICIPA QUE LOS GOBIERNOS DE MÉXICO Y DE LOS ESTADOS UNIDOS CONTINUARÁN DESARROLLANDO DISPOSICIONES Y REQUISITOS MÁS RIGUROSOS EN MATERIA AMBIENTAL E INTERPRETANDO Y APLICANDO EN FORMA MÁS AGRESIVA LA LEGISLACIÓN VIGENTE. ICH NO PUEDE PREDECIR EL EFECTO QUE ÉSTA TENDENCIA TENDRÁ EN SUS RESULTADOS DE OPERACIÓN, EN SU FLUJO DE EFECTIVO O EN SU CONDICIÓN FINANCIERA. VER "LA EMPRESA-DESEMPEÑO AMBIENTAL".

ADQUISICIONES FUTURAS

ICH TIENE LA INTENCIÓN DE CONTINUAR EXPANDIÉNDOSE A TRAVÉS DE ADQUISICIONES ESTRATÉGICAS, LO CUAL DEPENDE PARCIALMENTE, DE LA CAPACIDAD DE ICH DE ADQUIRIR E INTEGRAR NUEVAS PLANTAS. LAS ADQUISICIONES CONLLEVAN UNA SERIE DE RIESGOS PARTICULARES QUE PODRÍAN AFECTAR DE MANERA NEGATIVA, EL NEGOCIO, LA SITUACIÓN FINANCIERA Y LOS RESULTADOS DE OPERACIÓN DE ICH, INCLUYENDO LA DISPERSIÓN DE LA ATENCIÓN DE LA ADMINISTRACIÓN, LA ASIMILACIÓN DE OPERACIONES Y ASUNCIÓN DE PERSONAL DE LAS NUEVAS PLANTAS, LA ASUNCIÓN DE PASIVOS ANTERIORES ASÍ COMO LA PÉRDIDA POTENCIAL DE EMPLEADOS CLAVE. NO SE PUEDE GARANTIZAR QUE CUALQUIER ADQUISICIÓN QUE ICH REALICE EN EL FUTURO VAYA A TENER UN EFECTO NEGATIVO RELEVANTE O QUE DICHA ADQUISICIÓN VAYA A CONTRIBUIR AL DESARROLLO DE ICH. RESULTA IMPOSIBLE PREDECIR EL RESULTADO DE CUALQUIER ADQUISICIÓN QUE ICH LLEVE A CABO EN EL FUTURO PRÓXIMO O LOS TÉRMINOS EN QUE SE REALICEN DICHA ADQUISICIÓN. EN EL CASO EN QUE ICH DECIDA REALIZAR ALGUNA ADQUISICIÓN IMPORTANTE, ES POSIBLE QUE ICH SE ENCUENTRE EN LA NECESIDAD DE COLOCAR MÁS CAPITAL O DEUDA EN EL MERCADO, O BIEN OBTENER UN FINANCIAMIENTO, LO CUAL PODRÍA TRADUCIRSE EN UNA DILUCIÓN DEL PORCENTAJE DE PARTICIPACIÓN DEL ACCIONISTA DE CONTROL EN EL CAPITAL DE

ICH. ASIMISMO, NO SE PUEDE GARANTIZAR QUE AL MOMENTO DE LLEVAR A CABO DICHA ADQUISICIÓN LAS CONDICIONES DE ICH O EL MERCADO, SEAN LAS ÓPTIMAS PARA REALIZAR UNA OFERTA PÚBLICA DE CAPITAL O DEUDA.

DEPENDENCIA DE EJECUTIVOS Y EMPLEADOS CLAVE

ICH DEPENDE DEL NIVEL DE DESEMPEÑO DE SU PERSONAL EJECUTIVO Y EMPLEADOS CLAVE. EL PERSONAL EJECUTIVO CUENTA CON UNA AMPLIA EXPERIENCIA EN LA INDUSTRIA SIDERÚRGICA, Y LA PÉRDIDA DE CUALQUIERA DE LOS MIEMBROS DE DICHO PERSONAL EJECUTIVO PODRÍA AFECTAR EN FORMA ADVERSA LA CONDICIÓN FINANCIERA, LOS RESULTADOS DE OPERACIÓN Y LOS PLANES FUTUROS DE ICH. EL ÉXITO FUTURO DE ICH TAMBIÉN DEPENDE EN LA CAPACIDAD QUE TENGA PARA IDENTIFICAR, CONTRATAR, ENTRENAR, MOTIVAR Y RETENER PERSONAL CALIFICADO. LA COMPETENCIA POR PERSONAL CALIFICADO ES INTENSA Y LAS ACTIVIDADES DE ICH PODRÍAN VERSE AFECTADAS EN FORMA NEGATIVA SI LA MISMA NO LOGRA ATRAER O RETENER PERSONAL CALIFICADO. VER "ADMINISTRACIÓN-ADMINISTRADORES Y ACCIONISTAS".

DEPENDENCIA DE BUENAS RELACIONES LABORALES

INDUSTRIAS CH, CUENTA CON APROXIMADAMENTE 5,374 EMPLEADOS DE LOS CUALES APROXIMADAMENTE EL 70% SON SINDICALIZADOS. LOS CONTRATOS COLECTIVOS CELEBRADOS CON ESTOS SINDICATOS SON NEGOCIADOS REGULARMENTE EN FORMA SEPARADA PARA CADA UNA DE LAS PLANTAS DE ICH. EN MEXICO LOS TABULADORES DE SALARIOS ESTABLECIDOS EN LOS CONTRATOS COLECTIVOS DE TRABAJO CELEBRADOS CON DICHOS SINDICATOS SE REVISAN ANUALMENTE, Y LOS DEMÁS TÉRMINOS Y CONDICIONES SE REVISAN CADA DOS AÑOS. EN LOS E.U.A., SE TIENE UN CONTRATO COLECTIVO QUE INCIO EN 2002 Y VENCE EN AGOSTO DE 2007. ICH, PODRÍA VERSE IMPOSIBILITADA EN NEGOCIAR DICHOS CONTRATOS, LO CUAL PODRÍA DAR LUGAR A HUELGAS, PAROS U OTROS CONFLICTOS. ESTOS POSIBLES CONFLICTOS LABORALES PODRÍAN TENER UN EFECTO ADVERSO SIGNIFICATIVO SOBRE LA SITUACIÓN FINANCIERA Y LOS RESULTADOS DE OPERACIÓN DE ICH. VER "LA EMPRESA-RECURSOS HUMANOS".

ESTRUCTURA COMO SOCIEDAD CONTROLADORA

ICH ES UNA SOCIEDAD CONTROLADORA QUE NO REALIZA DIRECTAMENTE OPERACIONES NI CUENTA CON ACTIVOS DE IMPORTANCIA SALVO POR LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE SUS EMPRESAS SUBSIDIARIAS EN LAS QUE TIENE UNA PARTICIPACIÓN MAYORITARIA Y LA PLANTA DE TLALNEPANTLA. ASIMISMO, DEPENDE DE QUE SUS SUBSIDIARIAS LE CANALICEN RECURSOS PARA CUBRIR LA MAYORÍA DE SUS NECESIDADES DE FLUJO DE EFECTIVO INTERNO, INCLUYENDO EL FLUJO DE EFECTIVO NECESARIO PARA FINANCIAR PLANES DE INVERSIÓN FUTUROS Y CUBRIR EL SERVICIO DE SU DEUDA FUTURA. EN CONSECUENCIA, EL FLUJO DE EFECTIVO DE ICH SE VERÁ AFECTADO EN FORMA ADVERSA SI NO RECIBIERA DIVIDENDOS U OTROS INGRESOS DE PARTE DE SUS SUBSIDIARIAS. LA CAPACIDAD DE LAS SUBSIDIARIAS DE ICH, PARA PAGAR DIVIDENDOS U OTRAS DISTRIBUCIONES A ESTA ÚLTIMA, ESTÁ SUJETA A RESTRICCIONES PREVISTAS EN LA LEGISLACIÓN APLICABLE Y EN LOS CONTRATOS DE CRÉDITO QUE CELEBREN DICHAS SUBSIDIARIAS EN EL FUTURO. VER "LA EMPRESA–ESTRUCTURA CORPORATIVA".

OPERACIONES CON PARTES RELACIONADAS

HISTÓRICAMENTE, ICH HA CELEBRADO OPERACIONES CON PARTES RELACIONADAS, INCLUYENDO ENTIDADES PROPIEDAD O CONTROLADAS POR EL ACCIONISTA DE CONTROL. ICH CONSIDERA QUE EN EL FUTURO CONTINUARÁ CELEBRANDO OPERACIONES CON PARTES RELACIONADAS, LAS CUALES PODRÍAN SER RELEVANTES PARA ICH. VER "OPERACIONES CON PARTES RELACIONADAS Y CONFLICTO DE INTERESES".

2. RIESGOS RELACIONADOS CON LA INDUSTRIA SIDERÚRGICA

COMPETENCIA DOMÉSTICA Y DE LAS IMPORTACIONES

LA COMPETENCIA EN EL ÁMBITO MUNDIAL Y LOCAL EN LA INDUSTRIA SIDERÚRGICA ES INTENSA Y SE ESPERA QUE DICHA SITUACIÓN CONTINÚE EN EL FUTURO. ASIMISMO, EN EL CASO DE APLICACIONES DE PRODUCTOS, AVANCES EN CIENCIAS DE MATERIALES Y TECNOLOGÍAS RESULTANTES, HAN DADO LUGAR A PRODUCTOS TALES COMO PLÁSTICOS, ALUMINIO, CERÁMICA Y VIDRIO QUE COMPITEN DIRECTAMENTE CON LOS PRODUCTOS DE ACERO. LA INTENSA COMPETENCIA EN LA INDUSTRIA SIDERÚRGICA OCASIONA UNA PRESIÓN A LA BAJA EN EL PRECIO Y DEBIDO A LOS ALTOS COSTOS PARA INSTALAR Y OPERAR UNA PLANTA DE ACERO, LOS FACTORES ECONÓMICOS DE LA OPERACIÓN DE UNA PLANTA DE ACERO EN FORMA CONTINUA PUEDEN MOTIVAR A OTROS FABRICANTES A MANTENER ALTOS NIVELES DE PRODUCCIÓN, INCLUSIVE EN TEMPORADAS DE BAJA DEMANDA, LO CUAL INCREMENTA LA PRESIÓN EN LOS MÁRGENES DE GANANCIA DE LA INDUSTRIA. LA RECIENTE TENDENCIA DE CONSOLIDACIÓN EN LA INDUSTRIA SIDERÚRGICA EN EL ÁMBITO MUNDIAL PUEDE INCREMENTAR LAS PRESIONES COMPETITIVAS EN PRODUCTORES INDEPENDIENTES DE ACERO DEL TAMAÑO DE ICH. SI ICH NO TIENE LA CAPACIDAD PARA MANTENERSE COMPETITIVO EN EL FUTURO, SU POSICIÓN DE MERCADO Y SU DESEMPEÑO FINANCIERO SE PUEDEN VER ADVERSAMENTE AFECTADOS.

LOS PRODUCTORES MEXICANOS DE ACERO REPRESENTAN UNA FUERTE COMPETENCIA PARA ICH. VARIOS COMPETIDORES EN MÉXICO HAN DESARROLLADO PROGRAMAS DE MODERNIZACIÓN Y AMPLIACIÓN, INCLUYENDO LA CONSTRUCCIÓN DE INSTALACIONES DE PRODUCCIÓN Y CAPACIDAD DE PRODUCCIÓN EN CIERTOS PRODUCTOS QUE COMPETIRÁN CON LOS DE ICH. EN LA MEDIDA EN QUE DICHOS PRODUCTORES DE ACERO SEAN MÁS EFICIENTES, ICH PODRÍA ENFRENTARSE A UNA COMPETENCIA MUCHO MÁS FUERTE DE PARTE DE LAS EMPRESAS SIDERÚRGICAS DEL PAÍS Y A LA PÉRDIDA DE SU POSICIÓN DE MERCADO. ASIMISMO, ICH TAMBIÉN ESTA EXPUESTA A LA COMPETENCIA POR PARTE DE LOS PRODUCTORES INTERNACIONALES. LA COMBINACIÓN DEL INCREMENTO DE LA COMPETENCIA CON LA CAPACIDAD EXCESIVA DE PRODUCCIÓN, PODRÍA FORZAR A ICH A DISMINUIR SUS PRECIOS O A OFRECER MÁS SERVICIOS CON UN COSTO MAYOR, LO CUAL PODRÍA REDUCIR EL MARGEN BRUTO Y LA UTILIDAD NETA. VER "INFORMACIÓN FINANCIERA – COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA EMPRESA – VENTAS NETAS".

SITUACIÓN DE LA INDUSTRIA SIDERÚRGICA EN EL ÁMBITO MUNDIAL

LOS PRECIOS DEL ACERO EN MÉXICO Y EN LOS E.U.A. GENERALMENTE SON ESTABLECIDOS CON REFERENCIA A LOS PRECIOS MUNDIALES DEL ACERO, QUE SE FIJAN A TRAVÉS DE LAS TENDENCIAS MUNDIALES DE OFERTA Y DEMANDA. EN EL AÑO 2000 Y 2001, LOS PRECIOS MUNDIALES DEL ACERO CAYERON PRINCIPALMENTE POR LA RECESIÓN ECONÓMICA, UNA MAYOR COMPETENCIA Y SOBRECAPACIDAD DE PRODUCCIÓN EN EL ÁMBITO MUNDIAL. LA CAÍDA DE LOS PRECIOS MUNDIALES PROVOCA LA CAÍDA EN LOS PRECIOS DE LOS PRODUCTOS DE ICH Y EN CONSECUENCIA LA CAÍDA EN LAS VENTAS Y EN SU RENTABILIDAD. PARA FINALES DEL AÑO 2001, LOS PRECIOS MUNDIALES DEL ACERO CAYERON AL PUNTO MÁS BAJO VISTO EN DÉCADAS, Y GRADUALMENTE SE RECUPERARON DURANTE EL AÑO 2002. DERIVADO DE UN INCREMENTO EN LA DEMANDA PROVENIENTE DE ASIA, PRINCIPALMENTE DE LA REPÚBLICA POPULAR DE CHINA, LOS PRECIOS DEL ACERO COMENZARON A INCREMENTARSE A PRINCIPIOS DEL 2003, SEGUIDO DE UN PERIODO DE RETROCESO EN LAS COMPRAS EN EL SEGUNDO TRIMESTRE DEL 2003. DURANTE EL ÚLTIMO TRIMESTRE DEL 2003, LA DEMANDA MUNDIAL DEL ACERO Y LOS PRECIOS CONTINUARON CON SU TENDENCIA A LA ALZA LLEGANDO, DURANTE LOS NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2004, A LOS NIVELES MÁS ALTOS DE LOS ÚLTIMOS TRES AÑOS. LA TENDENCIA A LA ALZA EN LOS PRECIOS DEL ACERO EN EL ÁMBITO MUNDIAL DESDE 2001 SE DEBE PRINCIPALMENTE AL CRECIMIENTO ECONÓMICO EN LA REPÚBLICA POPULAR DE CHINA, EL DEBILITAMIENTO DEL DÓLAR Y A LOS SIGNOS DE RECUPERACIÓN DE LA ECONOMÍA MEXICANA Y DE LOS ESTADOS UNIDOS. ESTOS FACTORES EN COMBINACIÓN CON LA REDUCCIÓN EN LA CAPACIDAD DE PRODUCCIÓN EN LOS ESTADOS UNIDOS, HAN REDUCIDO SIGNIFICATIVAMENTE LA SOBREOFERTA Y EL EXCESO DE CAPACIDAD DE LOS PRODUCTOS DE ACERO EN EL

ÁMBITO MUNDIAL, Y EN CONSECUENCIA SE HAN INCREMENTADO LOS PRECIOS DEL ACERO EN EL ÁMBITO MUNDIAL. DEBIDO A LO ANTERIOR Y A UN IMPORTANTE CRECIMIENTO EN LA ACUMULACION DE INVENTARIOS POR PARTE DE LOS CONSUMIDORES DE ACERO, ASI COMO UNA DISMINUCIÓN EN EL RITMO DE CRECIMIENTO ECONÒMICO DE LA REPÙBLICA POPULAR DE CHINA, GENERÒ QUE EN EL AÑO 2005 LOS PRECIOS DE LOS PRODUCTOS DE ACERO SE REDUJERON; OBSERVANDO HACIA FINALES DE ESE AÑO UNA ESTABILIZACIÒN EN LOS PRECIOS DE LOS PRODUCTOS DE ACERO. DURANTE EL 2006 EL SECTOR PRESENCIO UNA CONSOLIDACIÒN EN EL ÀMBITO MUNDIAL, POR LO CUAL LOS PRECIOS DEL ACERO FUERON PRACTICAMENTE ESTABLES A LO LARGO DEL AÑO, ESTA CONSOLIDACIÒN TRAJO CONSIGO UNA MAYOR DISCIPLINA EN CUANTO A LA PRODUCCIÒN DE PRODUCTOS DE ACERO.

SI LA INDUSTRIA SIDERÚRGICA A NIVEL MUNDIAL TIENE UNA REDUCCIÓN EN LA DEMANDA, SOBRECAPACIDAD O UNA BAJA EN LOS PRECIOS DE LOS PRODUCTOS DE ACERO, LOS RESULTADOS DE OPERACIÓN DE ICH PUDIERAN VERSE SIGNIFICATIVA Y ADVERSAMENTE AFECTADOS. VER "LA EMPRESA–INFORMACIÓN DE MERCADO".

DEPENDENCIA DE LOS MERCADOS LOCALES Y DE LAS EXPORTACIONES

APROXIMADAMENTE 83% DE LA TOTALIDAD DEL VOLUMEN DE VENTAS DE ACERO DE ICH EN EL 2003 FUERON VENTAS EN EL MERCADO MEXICANO. LA DEMANDA DE PRODUCTOS DE ACERO EN MÉXICO Y LA SITUACIÓN FINANCIERA Y RESULTADOS DE OPERACIÓN DE EMPRESAS EN LA INDUSTRIA SIDERÚRGICA MEXICANA SE PUEDEN VER AFECTADAS POR FLUCTUACIONES MACROECONÓMICAS EN LOS MERCADOS LOCALES E INTERNACIONALES, LO CUAL PODRÍA TENER UN EFECTO ADVERSO EN ICH Y SUS CLIENTES, INCLUYENDO LOS SECTORES DE MANUFACTURA, AUTOMOTRIZ, DE EQUIPO Y DE CONSTRUCCIÓN INDUSTRIAL, ENTRE OTROS.

EN 2006, LAS VENTAS DE ACERO DE ICH, FUERON 39% EN MÈXICO Y 61% EN LOS E.U.A. DEBIDO A LA CONSOLIDACIÒN POR DOCE MESES DE REPUBLIC QUE CUENTA CON 6 PLANTAS DE PRODUCCIÓN DE ACERO, UBICADAS EN CANTON, LORAIN, MASSILLION (2), OHIO; LACKAWANA NUEVA YORK, GARY INDIANA, Y UNA MAS EN CANADÁ LOCALIZADA EN HAMILTON, ONTARIO.

ICH, TAMBIÉN ENFRENTA RIESGOS RELACIONADOS CON EL PRECIO DE SUS EXPORTACIONES, LO CUAL A SU VEZ SE ENCUENTRA RELACIONADO CON LAS CONDICIONES MACROECONÓMICAS EN MÉXICO. POR EJEMPLO, SI EL PESO SE APRECIA CONTRA EL DÓLAR, LAS EXPORTACIONES SERÁN MÁS COSTOSAS PARA LOS CLIENTES DE ICH Y LOS CLIENTES LOCALES Y EXTRANJEROS DE ICH PODRÍAN REDIRIGIR SUS COMPRAS EN FAVOR DE PRODUCTORES DE ACERO INTERNACIONALES CON PRECIOS MÁS COMPETITIVOS.

CUALQUIER REDUCCIÓN RELEVANTE EN LA DEMANDA DEL ACERO EN LOS MERCADOS LOCALES O CUALQUIER APRECIACIÓN DEL PESO TENDRÍA UN EFECTO ADVERSO EN EL NEGOCIO, RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE ICH. VER "INFORMACIÓN FINANCIERA–COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA EMPRESA–VENTAS NETAS".

PRECIOS DE LOS ENERGÉTICOS

EL GAS NATURAL Y LA ENERGÍA ELÉCTRICA CONSTITUYEN DOS DE LOS PRINCIPALES COMPONENTES DE LOS COSTOS Y GASTOS DE ICH, LOS CUALES REPRESENTAN APROXIMADAMENTE EL 13% DE SU COSTO DE VENTAS DURANTE 2006.

EN 2006, EN MÈXICO EL GAS REPRESENTO EL 13% Y LA ELECTRICIDAD EL 13%, DEL COSTO DE VENTAS, EN LOS E.U.A. EL GAS Y LA ELECTRICDAD REPRESENTAN UN MENOR COSTO, EN TÈRMINOS PORCENTUALES, DEBIDO A QUE LA MANO DE OBRA REPRESENTA UN COSTO MAS ALTO.

ACTUALMENTE, EL MERCADO DE LA ENERGÍA ELÉCTRICA EN MÉXICO ESTA EN MANOS DE UN MONOPOLIO ESTATAL INTEGRADO VERTICALMENTE Y OPERADO A TRAVÉS DE

LA COMISIÓN FEDERAL DE ELECTRICIDAD Y LUZ Y FUERZA DEL CENTRO, AMBAS ENTIDADES DEL GOBIERNO. ICH, AL IGUAL QUE OTROS GRANDES CONSUMIDORES DE ENERGÍA ELÉCTRICA, PAGA TARIFAS ESPECIALES POR EL SUMINISTRO DE ENERGÍA ELÉCTRICA. SIN EMBARGO, DICHAS TARIFAS HAN SIDO HISTÓRICAMENTE VOLÁTILES Y HAN ESTADO SUJETAS A CAMBIOS DRAMÁTICOS EN PERIODOS CORTOS DE TIEMPO. A FINALES DE LOS 90´S, ESTAS ENTIDADES GUBERNAMENTALES EMPEZARON A COBRAR LAS TARIFAS POR SUMINISTRO CON BASE EN EL TIEMPO DE CONSUMO DE ENERGÍA ELÉCTRICA DURANTE EL DÍA Y POR TEMPORADA (VERANO O INVIERNO). COMO RESULTADO DE LO ANTERIOR Y A EFECTO DE REDUCIR COSTOS POR CONSUMO DE ENERGÍA ELÉCTRICA, ICH HA MODIFICADO SU HORARIO Y CALENDARIO DE PRODUCCIÓN, PRINCIPALMENTE LIMITANDO LOS TIEMPOS DE PRODUCCIÓN DE LAS FUNDIDORAS DURANTE PERIODOS EN LOS QUE ESTÉN VIGENTES LAS TARIFAS MÁS ALTAS. ICH NO PUEDE ASEGURAR QUE REDUCIRÁ EFECTIVAMENTE SUS COSTOS DE ELECTRICIDAD O QUE FUTUROS INCREMENTOS DE PRECIOS NO AFECTARÁN ADVERSAMENTE SU NEGOCIO O RESULTADOS DE OPERACIÓN.

PETRÓLEOS MEXICANOS ("PEMEX"), A TRAVÉS DE SU SUBSIDIARIA PEMEX GAS Y PETROQUÍMICA BÁSICA, S.A. DE C.V., ES EL ÚNICO PRODUCTOR DE GAS NATURAL DISPONIBLE EN MÉXICO. ACTUALMENTE; LOS PRECIOS DE GAS NATURAL EN MÉXICO ESTÁN VINCULADOS A LOS PRECIOS DEL GAS NATURAL EXTRAÍDO EN EL ESTADO DE TEXAS DE LOS ESTADOS UNIDOS. EN 2006 EL PRECIO ANUAL PROMEDIO DEL GAS NATURAL SE DISMINUYO EN UN 28% CON RESPECTO AL PRECIO PROMEDIO EN 2005. EL PRECIO DEL GAS NATURAL AL 31 DE DICIEMBRE DE 2006 FUE DE EUA $6.56 POR UN MILLÓN DE BTU COMPARADO CON UN PRECIO DE EUA $9.06 POR UN MILLÓN DE BTU AL 31 DE DICIEMBRE DE 2005. ICH CELEBRÓ VARIOS CONTRATOS DE FUTUROS CON DISTRIBUIDORES REGIONALES DE GAS NATURAL DE PEMEX GAS Y PETROQUÍMICA BÁSICA, S.A. DE C.V. PARA FIJAR Y REDUCIR LA VOLATILIDAD DE LOS PRECIOS DEL GAS NATURAL. NO OBSTANTE, ICH HA SIDO CAPAZ DE TRANSFERIR PARCIALMENTE, CUANDO LOS PRECIOS DEL MERCADO LO PERMITEN, LOS INCREMENTOS EN LOS COSTOS DE GAS NATURAL A SUS CLIENTES, ICH NO PUEDE ASEGURAR QUE TENDRÁ LA CAPACIDAD DE TRASLADAR FUTUROS INCREMENTOS O QUE PODRÁ MANTENER CONTRATOS DE FUTUROS PARA REDUCIR LA VOLATILIDAD DE LOS PRECIOS DEL GAS NATURAL. CAMBIOS EN LOS PRECIOS O EN LA OFERTA DE GAS NATURAL PODRÍAN AFECTAR SIGNIFICATIVA Y ADVERSAMENTE EL NEGOCIO Y RESULTADOS DE OPERACIÓN DE ICH.

ASIMISMO, ICH SE PODRÍA VERSE AFECTADO POR LA COMPETENCIA DE PRODUCTORES INTERNACIONALES DE ACERO QUE TIENEN LA CAPACIDAD DE VENDER SUS PRODUCTOS A PRECIOS INFERIORES QUE LOS DE ICH, YA QUE LOS PRECIOS Y NIVELES DE PRODUCCIÓN DE DICHOS PRODUCTORES NO SE ENCUENTRAN SUJETOS A LA INCERTIDUMBRE GENERADA POR EL MONOPOLIO QUE EL GOBIERNO MEXICANO TIENE SOBRE LA ENERGÍA ELÉCTRICA Y EL GAS NATURAL. ICH NO CUENTA CON DIVERSOS PROVEEDORES DE ENERGÍA ELÉCTRICA Y GAS NATURAL, POR LO QUE CUALQUIER MEDIDA NEGATIVA ADOPTADA POR EL GOBIERNO MEXICANO EN RELACIÓN CON LOS PRECIOS Y LOS NIVELES DE PRODUCCIÓN DE ESTAS MATERIAS PRIMAS, PODRÍA IMPACTAR DIRECTAMENTE LOS PRECIOS A LOS QUE ICH VENDE SUS PRODUCTOS, LO CUAL PODRÍA A SU VEZ AFECTAR SUS RESULTADOS DE OPERACIÓN Y SU CONDICIÓN FINANCIERA. VER "DESCRIPCIÓN DEL NEGOCIO-ACTIVIDAD PRINCIPAL-MATERIAS PRIMAS Y ENERGÍA".

CICLICIDAD EN LA DEMANDA DE LOS PRODUCTOS DE ICH

LA DEMANDA POR LA GRAN MAYORÍA DE LOS PRODUCTOS DE ICH ES DE NATURALEZA CÍCLICA Y SENSIBLE A CONDICIONES MACROECONÓMICAS. EL NEGOCIO DE ICH SOPORTA INDUSTRIAS CÍCLICAS TALES COMO LA INDUSTRIA DEL PETRÓLEO, LA AUTOMOTRIZ Y LA CONSTRUCCIÓN. POR EJEMPLO, DISMINUCIONES CONSTANTES EN EL PRECIO DEL PETRÓLEO PODRÍAN CAUSAR QUE LA INDUSTRIA DEL PETRÓLEO DEJARÁ DE HACER NUEVAS INVERSIONES EN LOS NEGOCIOS DE EXTRACCIÓN Y CONDUCCIÓN DE PETRÓLEO, LAS CUALES REQUIEREN DE LOS PRODUCTOS DE ICH. EN FORMA SIMILAR, EL DEBILITAMIENTO DE LA INDUSTRIA AUTOMOTRIZ DE LOS ESTADOS UNIDOS PODRÍA REDUCIR LA DEMANDA DE PRODUCTOS DE ICH Y PODRÍA AFECTAR NEGATIVAMENTE SUS VENTAS. FINALMENTE, FACTORES MACROECONÓMICOS EN LA ECONOMÍA MEXICANA, TALES COMO INCREMENTOS EN LAS TASAS DE INTERÉS, PODRÍAN REDUCIR EL PODER ADQUISITIVO DE LOS CLIENTES

NACIONALES DE ICH Y OCASIONAR UNA CRISIS EN LA INDUSTRIA DE LA CONSTRUCCIÓN. SIENDO QUE LA MAYORÍA DE LAS VENTAS DE ICH SE LLEVAN A CABO SOBRE LA BASE DE ORDENES DE COMPRA Y NO A TRAVÉS DE CONTRATOS A LARGO PLAZO, CUALQUIER CRISIS EN LA ECONOMÍA MEXICANA O MUNDIAL O EN CUALQUIERA DE LAS INDUSTRIAS A LAS QUE ICH PRESTA SERVICIOS PODRÍA TENER UN EFECTO ADVERSO EN LA DEMANDA Y EN LOS PRECIOS DE LOS PRODUCTOS DE ACERO, LO CUAL A SU VEZ, PODRÍA AFECTAR SIGNIFICATIVA Y ADVERSAMENTE LOS RESULTADOS DE OPERACIÓN Y EL FLUJO DE EFECTIVO DE ICH.

MEDIDAS ANTIDUMPING Y PROTECCIONISMO GUBERNAMENTAL

ICH SE HA VISTO AFECTADA POR NUMEROSAS DEMANDAS DE DUMPING Y CUOTAS COMPENSATORIAS, QUE HAN SIDO INICIADAS EN CONTRA DE LAS EMPRESAS SIDERÚRGICAS MEXICANAS. EN ALGUNOS CASOS, DICHOS PROCEDIMIENTOS HAN DADO COMO RESULTADO LA IMPOSICIÓN DE CUOTAS COMPENSATORIAS SOBRE LOS PRODUCTOS MEXICANOS DE EXPORTACIÓN. ACTUALMENTE, ICH Y ALGUNOS PRODUCTORES DE TUBERÍA CON COSTURA SE ENCUENTRAN BAJO INVESTIGACIÓN POR EL DEPARTAMENTO DE COMERCIO DE LOS ESTADOS UNIDOS Y LA COMISIÓN DE COMERCIO INTERNACIONAL DE LOS ESTADOS UNIDOS POR CARGOS DE DUMPING DENUNCIADOS POR PRODUCTORES DE ACERO NORTEAMERICANOS. ICH NO PUEDE ASEGURAR QUE NO SE INICIARAN RECLAMACIONES O INVESTIGACIONES DE DUMPING O CUOTAS COMPENSATORIAS EN CONTRA DE ICH, O QUE EL GOBIERNO DE ESTADOS UNIDOS NO IMPONDRÁ TARIFAS A LA IMPORTACIÓN DE PRODUCTOS DE ACERO DE MÉXICO, O QUE LAS TARIFAS EXISTENTES A LAS IMPORTACIONES DE ACERO A LOS ESTADOS UNIDOS SERÁN ELIMINADAS EN UN FUTURO. VER "LA EMPRESA–LEGISLACIÓN APLICABLE Y SITUACIÓN TRIBUTARIA–TRATADOS DE LIBRE COMERCIO".

3. RIESGOS RELACIONADOS CON LA SITUACIÓN ECONÓMICA, POLÍTICA Y SOCIAL DE MÉXICO

DEBILIDAD DE LA ECONOMÍA MEXICANA

EL NEGOCIO, LOS RESULTADOS DE OPERACIÓN Y LA SITUACIÓN FINANCIERA DE ICH DEPENDEN DEL NIVEL DE ACTIVIDAD ECONÓMICA EN MÉXICO. DESDE 2001, MÉXICO HA PASADO POR UN PERIODO DE BAJO CRECIMIENTO ECONÓMICO, DEBIDO PRINCIPALMENTE A LA DESACELERACIÓN EN LA SITUACIÓN ECONÓMICA DE LOS ESTADOS UNIDOS. DE ACUERDO CON LAS ESTIMACIONES DEL BANCO DE MÉXICO, EL PRODUCTO INTERNO BRUTO NACIONAL ("PIB") SE INCREMENTO 3.0% EN 2005. Y 4.8% EN 2006 (TASA ANUALIZADA). LA INFLACIÓN EN 2005. Y 2006 FUE DEL 3.3% Y 4.1% RESPECTIVAMENTE (TASA ANUALIZADA). LAS TASAS DE INTERÉS DE LOS CERTIFICADOS DE LA TESORERÍA DE LA FEDERACIÓN ("CETES") A 28 DÍAS PROMEDIARON 8.0% Y 7.0% EN 2005. Y 2006, RESPECTIVAMENTE. CON RELACIÓN AL DÓLAR, EL PESO SE APRECIÓ (EN TÉRMINOS NOMINALES) EN 4.9% EN 2005., Y SE DEPRECIO 1.7% EN 2006. DURANTE 2006, LA ECONOMÍA MEXICANA CONTINUÓ CRECIENDO LENTAMENTE DEBIDO A LA RELACION CON LA ECONOMÍA ESTADUNIDENSE QUE SE ENCUENTRA EN UN PERIODO INCIERTO, DEBIDO A LAS AMENAZAS QUE REPRESENTAN LAS ECONOMÍAS EMERGENTES CON CRECIMIENTOS ECONÓMICOS ACELERADOS, CONTINUAN LAS ESPECULACIONES DE ATAQUES TERRORISTAS Y EL ACTUAL PROBLEMA CON EL MEDIO ORIENTE.

SI LA ECONOMÍA MEXICANA CAE EN UNA RECESIÓN O SI LA INFLACIÓN Y LAS TASAS DE INTERÉS SE INCREMENTAN, EL PODER ADQUISITIVO DEL CONSUMIDOR PUEDE DISMINUIR, Y EN CONSECUENCIA, LA DEMANDA POR PRODUCTOS DE ACERO PODRÍA DISMINUIR. ASIMISMO, UNA RECESIÓN PODRÍA AFECTAR LAS OPERACIONES DE ICH EN LA MEDIDA EN QUE NO TENGA LA CAPACIDAD DE REDUCIR COSTOS Y GASTOS EN RESPUESTA A UNA CAÍDA EN LA DEMANDA. ASÌMISMO, LA ESTRATEGIA DE CRECIMIENTO DE ICH A TRAVÉS DE ADQUISICIONES DE EMPRESAS O ACTIVOS SE PUEDE VER AFECTADA EN EL FUTURO, SI SE PRESENTA UN AUMENTO EN LAS TASAS DE INTERÉS E ICH NO TIENE LA CAPACIDAD DE OBTENER FINANCIAMIENTO PARA LA ADQUISICIÓN EN TÉRMINOS FAVORABLES. ICH NO PUEDE ASEGURAR QUE LOS EVENTOS FUTUROS EN LA ECONOMÍA MEXICANA NO AFECTARÁN ADVERSAMENTE SUS RESULTADOS DE OPERACIÓN Y SU SITUACIÓN FINANCIERA.

CAMBIOS EN LAS POLÍTICAS DEL GOBIERNO FEDERAL

ICH ES UNA SOCIEDAD CONSTITUIDA EN MÉXICO, E.U.A. Y CANADA Y GRAN PARTE DE SUS ACTIVOS Y OPERACIONES DE ICH ESTÁN LOCALIZADOS EN MÉXICO. CONSECUENTEMENTE, LA EMPRESA ESTÁ SUJETA A RIESGOS DE CARÁCTER POLÍTICO, ECONÓMICO, LEGAL Y REGULATORIO ESPECÍFICOS DE MÉXICO. DE IGUAL MANERA, LAS ACCIONES Y POLÍTICAS DEL GOBIERNO FEDERAL EN RELACIÓN CON LA ECONOMÍA, PODRÍAN TENER UN IMPACTO SIGNIFICATIVO EN LAS ENTIDADES DEL SECTOR PRIVADO, EN GENERAL, Y EN ICH, EN PARTICULAR, ASÍ COMO EN LAS CONDICIONES DEL MERCADO Y EN LOS PRECIOS Y RENDIMIENTOS DE LOS INSTRUMENTOS DE CAPITAL MEXICANOS. NO PUEDE ASEGURARSE QUE LOS CAMBIOS EN LAS POLÍTICAS DEL GOBIERNO FEDERAL NO AFECTARÁN DE MANERA ADVERSA EL NEGOCIO, LA SITUACIÓN FINANCIERA Y LOS RESULTADOS DE OPERACIÓN DE ICH.

SUCESOS POLÍTICOS EN MÉXICO

EL GOBIERNO MEXICANO HA EJERCIDO, Y CONTINÚA EJERCIENDO, UNA INFLUENCIA SIGNIFICATIVA SOBRE LA ECONOMÍA MEXICANA. ACCIONES DEL GOBIERNO MEXICANO EN RELACIÓN CON LA ECONOMÍA PODRÍAN IMPACTAR A ICH SIGNIFICATIVAMENTE. EN LAS ELECCIONES FEDERALES CELEBRADAS EN MÉXICO EN EL AÑO 2000, VICENTE FOX, CANDIDATO DEL PARTIDO ACCIÓN NACIONAL ("PAN"), FUE ELECTO PRESIDENTE DE MÉXICO. SU TOMA DE POSESIÓN EL 1° DE DICIEMBRE DE 2000 TERMINÓ CON MÁS DE 70 AÑOS DE RÉGIMEN PRESIDENCIAL POR PARTE DEL PARTIDO REVOLUCIONARIO INSTITUCIONAL ("PRI"). EN EL MES DE DICEIMBRE 2006 FELIPE CALDERON, CANDIADATO DEL PARTIDO ACCION NACIONAL ("PAN"), FUE ELECTO PRESIDENTE DE MÈXICO, TRAS ENFRENTAR UNA REÑIDA Y CUESTIONADA CAMPAÑA PRESIDENCIAL CONTRA ANDRÈS MANUEL LOPEZ OBRADOR, CANDIDATO DEL PARTIDO DE LA REVOLUCION DEMOCRATA ("PRD"). LA CRECIENTE OPOSICIÓN PARTIDISTA Y LA FALTA DE ACUERDOS EN LA LEGISLATURA, DERIVADOS DE LAS ELECCIONES, PODRÍAN CONTINUAR AFECTANDO LA CAPACIDAD DE LA ADMINISTRACIÓN DEL PRESIDENTE CALDERÒN DE IMPLEMENTAR SUS INICIATIVAS ECONÓMICAS. NO PUEDE ASEGURARSE QUE FUTUROS ACONTECIMIENTOS POLÍTICOS EN MÉXICO NO TENGAN UN IMPACTO DESFAVORABLE EN LA SITUACIÓN FINANCIERA O LOS RESULTADOS DE OPERACIÓN DE ICH.

ACONTECIMIENTOS EN OTROS PAÍSES

LA ECONOMÍA MEXICANA PUEDE VERSE AFECTADA, EN MAYOR O MENOR MEDIDA, POR LAS CONDICIONES ECONÓMICAS Y DE MERCADO EN OTROS PAÍSES. AUNQUE LAS CONDICIONES ECONÓMICAS EN OTROS PAÍSES PUEDEN DIFERIR SIGNIFICATIVAMENTE DE LAS CONDICIONES ECONÓMICAS EN MÉXICO, LAS REACCIONES DE LOS INVERSIONISTAS A LOS SUCESOS EN OTROS PAÍSES PUEDEN TENER UN EFECTO ADVERSO SOBRE EL VALOR DE MERCADO DE LOS VALORES DE EMISORAS MEXICANAS. EN EL PASADO, LAS CRISIS ECONÓMICAS EN ASIA, RUSIA, BRASIL, ARGENTINA Y OTROS PAÍSES EMERGENTES AFECTARON ADVERSAMENTE A LA ECONOMÍA MEXICANA.

ADICIONALMENTE, EN LOS ÚLTIMOS AÑOS SE HA VENIDO INCREMENTANDO LA CORRELACIÓN DE LAS CONDICIONES ECONÓMICAS EN MÉXICO CON LAS CONDICIONES ECONÓMICAS EN LOS ESTADOS UNIDOS. POR ELLO, LAS CONDICIONES ECONÓMICAS ADVERSAS EN LOS ESTADOS UNIDOS PODRÍAN TENER UN EFECTO ADVERSO SIGNIFICATIVO EN LA ECONOMÍA MEXICANA. NO PUEDE ASEGURARSE QUE LOS SUCESOS EN OTROS PAÍSES EMERGENTES, EN LOS ESTADOS UNIDOS O EN CUALQUIER OTRA PARTE NO AFECTARÁN EN FORMA ADVERSA EL NEGOCIO, LA SITUACIÓN FINANCIERA O LOS RESULTADOS DE OPERACIÓN DE ICH.

4. RIESGOS RELACIONADOS CON LOS MERCADOS DE VALORES Y LA TENENCIA DE LAS ACCIONES

ACCIONISTA DE CONTROL

LOS ACCIONISTAS DE CONTROL ACTUALMENTE CONTROLAN, DIRECTA O

INDIRECTAMENTE, 64.6% DE LAS ACCIONES EN CIRCULACIÓN DE ICH. POR ELLO, DICHAS PERSONAS CONTINUARAN ESTANDO EN LA POSICIÓN DE ELEGIR A LA MAYORÍA DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN DE ICH Y DE DETERMINAR EL RESULTADO DE LA MAYORÍA DE LAS DECISIONES QUE REQUIERAN LA APROBACIÓN DE LOS ACCIONISTAS, INCLUYENDO EL PAGO DE DIVIDENDOS, EN CONSECUENCIA, LOS ACCIONISTAS DE CONTROL PUEDEN Y PODRIAN ESTAR FACULTADOS PARA INFLUENCIAR DECISIONES QUE PUEDEN NO REFLEJAR LOS INTERESES DE LOS ACCIONISTAS MINORITARIOS DE ICH. VÉASE "ADMINISTRACIÓN - ADMINISTRADORES Y ACCIONISTAS - ACCIONISTAS."

D) OTROS VALORES INSCRITOS EN EL REGISTRO NACIONAL DE VALORES. (RNV)

INDUSTRIAS CH, TIENE INSCRITAS EN LA SECCIÓN DE VALORES DEL RNV LA TOTALIDAD DE LAS ACCIONES QUE SE ENCUENTRAN EN CIRCULACIÓN, LAS ACCIONES SE ENCUENTRAN REGISTRADAS EN EL LISTADO DE VALORES AUTORIZADOS PARA COTIZAR EN LA BOLSA MEXICANA DE VALORES. ASIMISMO, LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE GRUPO SIMEC, SE ENCUENTRAN INSCRITAS EN LAS SECCIONES ESPECIAL DE LA BOLSA MEXICANA DE VALORES Y SE ENCUENTRAN REGISTRADAS EN EL LISTADO DE VALORES AUTORIZADOS PARA COTIZAR DE LA BOLSA MEXICANA DE VALORES Y DE LA AMERICAN STOCK EXCHANGE.

POR TENER INSCRITOS VALORES EN EL REGISTRO NACIONAL DE VALORES, INDUSTRIAS CH, Y SU SUBSIDIARIA SIMEC, ESTÁN OBLIGADAS A PROPORCIONAR A LA COMISIÓN NACIONAL BANCARIA Y DE VALORES, A LA BOLSA MEXICANA DE VALORES Y AL PUBLICO INVERSIONISTA LA INFORMACIÓN FINANCIERA, ECONÓMICA, CONTABLE, JURÍDICA Y ADMINISTRATIVA A QUE SE REFIEREN LOS ARTÍCULOS 33, 34, 35 Y DEMÁS APLICABLES DE LA CIRCULAR ÚNICA, CON LA PERIODICIDAD ESTABLECIDA EN LAS PROPIAS DISPOSICIONES, INCLUYENDO DE MANERA ENUNCIATIVA ENTRE OTROS:

-REPORTES SOBRE EVENTOS RELEVANTES.

-INFORMACIÓN FINANCIERA ANUAL Y TRIMESTRAL.

-REPORTE ANUAL.

-INFORME SOBRE EL GRADO DE ADHESIÓN AL CÓDIGO DE MEJORES PRACTICAS CORPORATIVAS.

-INFORMACIÓN JURÍDICA ANUAL Y RELATIVA A ASAMBLEAS DE ACCIONISTAS, EJERCICIOS DE DERECHOS O REESTRUCTURACIONES CORPORATIVAS.

PODEMOS DECIR, QUE INDUSTRIAS CH, ASÍ COMO SU SUBSIDIARIA SIMEC, HAN CUMPLIDO CON LA OBLIGACIÓN DE PROPORCIONAR A LA COMISIÓN NACIONAL BANCARIA Y DE VALORES, A LA BOLSA MEXICANA DE VALORES Y AL PUBLICO INVERSIONISTA LA INFORMACIÓN ANTES MENCIONADA EN FORMA COMPLETA Y OPORTUNA

E) CAMBIOS SIGNIFICATIVOS A LOS DERECHOS DE VALORES INSCRITOS EN EL REGISTRO NACIONAL DE VALORES. (RNV)

NO SE PRESENTÓ CAMBIO ALGUNO EN LOS DERECHOS DE VALORES INSCRITOS EN EL REGISTRO AL CIERRE DEL AÑO 2006.

F) DESTINO DE LOS FONDOS.

(NO APLICABLE)

G) DOCUMENTOS DE CARÁCTER PÚBLICO.

INDUSTRIAS CH HA PRESENTADO EN TIEMPO Y FORMA, EN LA COMISIÓN NACIONAL BANCARIA Y DE VALORES Y EN LA BOLSA MEXICANA DE VALORES, TODOS LOS INFORMES TRIMESTRALES, ASÍ COMO LA INFORMACIÓN ANUAL, DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO.

LOS INVERSIONISTAS O PERSONAS INTERESADAS, PUEDEN SOLICITAR A INDUSTRIAS CH COPIA DEL INFORME ANUAL, DIRIGIENDO SU SOLICITUD A LA ATENCIÓN DE:

LIC. MARIO PADILLA VELÁSQUEZ,
AGUSTÍN MELGAR NO. 23,
COL. FRACCIONAMIENTO INDUSTRIAL NIÑOS HÉROES,
C.P. 54030, TLALNEPANTLA, ESTADO DE MÉXICO,
TELÉFONO (52-55) 1165-1000

CORREO ELECTRÓNICO: MARIO.PADILLA@INDUSTRIASCH.COM.MX

INDUSTRIAS CH, CUENTA CON SU PROPIA PÀGINA EN INTERNET, DONDE CUALQUIER PERSONA O INVERSIONISTA PUEDE TENER ACCESO A LA INFORMACIÓN QUE AHÍ SE PRESENTA. WWW.INDUSTRIASCH.COM.MX

2. LA COMPAÑÍA: INDUSTRIAS CH, S.A.B. DE C.V.

A) HISTORIA Y DESARROLLO DE LA EMPRESA

INDUSTRIAS CH, ES UNA COMPAÑÍA CONTROLADORA DE UN GRUPO DE EMPRESAS PRODUCTORAS, TRANSFORMADORAS Y COMERCIALIZADORAS DE DIFERENTES PRODUCTOS DE ACERO, PRINCIPALMENTE UTILIZADOS COMO MATERIAS PRIMAS PARA DIVERSOS SECTORES, COMO LA CONSTRUCCIÓN, LA INDUSTRIA DE BIENES DE CAPITAL, CONDUCCIÓN DE LÍQUIDOS, PETRÓLEO, CABLEADOS ELÉCTRICOS, ETC., ASÍ COMO A LA INDUSTRIA AUTOMOTRIZ, LA DE HERRAMIENTAS E INDUSTRIA MUEBLERA ENTRE MUCHAS OTRAS.

UNA RICA HISTORIA ACOMPAÑA A INDUSTRIAS CH, QUE A LO LARGO DE MAS DE 70 AÑOS HA DESEMPEÑADO UN PAPEL CLAVE EN EL PROCESO DE INDUSTRIALIZACIÓN DE MÉXICO. LA EMPRESA FUE FUNDADA EN 1934 BAJO LA DENOMINACIÓN DE HERRAMIENTAS, S.A., EN ESOS MOMENTOS LA EMPRESA SE DEDICABA PRINCIPALMENTE A LA PRODUCCIÓN DE HERRAMIENTAS DE MANO, CONSTRUCCIÓN, Y AGRÍCOLAS, POSTERIORMENTE, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CAMBIO SU DENOMINACIÓN POR LA DE CAMPOS HERMANOS, S.A., CON DICHO CAMBIO DE NOMBRE VINO TAMBIÉN UNA IMPORTANTE DIVERSIFICACIÓN EN LA GAMA DE PRODUCTOS COMO LA FABRICACIÓN DE ESTRUCTURAS METÁLICAS, GRÚAS VIAJERAS, PAILERÍA Y CONSTRUCCIÓN DE BARCOS ENTRE LAS MAS IMPORTANTES. ASÍ MISMO SE DIO UNA INTEGRACIÓN VERTICAL CON LA MANUFACTURA DE PLÁSTICOS Y ACEROS ESPECIALES, ESTA ÚLTIMA PRINCIPAL MATERIA PRIMA EN LA FABRICACIÓN DE HERRAMIENTAS. FINALMENTE, LA SOCIEDAD CAMBIO SU DENOMINACIÓN POR LA QUE ACTUALMENTE OSTENTA INDUSTRIAS CH.

DESPUÉS DE HABER SIDO PROPIEDAD DE DIVERSOS EMPRESARIOS, EN 1991 FUE ADQUIRIDA POR UNA NUEVA ADMINISTRACIÓN CON EXPERIENCIA EN LA INDUSTRIA Y A LO LARGO DE SU ADMINISTRACION HA ADQUIRIDO EXPERIENCIA EN LA COMPRA Y TRANSFORMACIÓN DE EMPRESAS. CUANDO LA EMPRESA PASO A SER PROPIEDAD DE ESTE GRUPO DE CONTROL SE LOGRO IMPLANTAR UNA ESTRATEGIA DE MODERNIZACIÓN DE LA PLANTA ASI COMO LA EFICIENCIA DE LOS RECURSOS HACIA NICHOS DE MERCADO CON UN MAYOR VALOR AGREGADO.

DESPUES DE DOS AÑOS, EN 1993 GRACIAS A LAS UTILIDADES GENERADAS POR INDUSTRIAS CH, SE DECIDIÓ ADQUIRIR EL 99.99% DE LAS ACCIONES DE PROCARSA, S.A. DE C.V., UBICADA EN CD. FRONTERA, ESTADO DE COAHUILA, EMPRESA DEDICADA A LA PRODUCCIÓN DE TUBERÍA DE ACERO CON COSTURA DE GRANDES DIÁMETROS, SU PRODUCCIÓN Y VENTAS ESTABAN ENFOCADAS PRINCIPALMENTE A LA INDUSTRIA PETROLERA Y A LA CONSTRUCCIÓN, CON ESTO INDUSTRIAS CH, LLEGABA A SER PRODUCTOR LÍDER EN MÉXICO DE ACEROS ESPECIALES Y TUBERÍA CON COSTURA DE GRANDES DIÁMETROS.

EN 1997 INDUSTRIAS CH, ADQUIRIÓ EL 99.99% DE LAS ACCIONES DE COMPAÑÍA MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V., EMPRESA LOCALIZADA EN XALOSTOC, MUNICIPIO DE ECATEPEC, EDO. DE MÉXICO, DEDICADA A LA PRODUCCIÓN DE TUBERÍA DE DIFERENTES DIÁMETROS Y CALIBRES, PERFILES TUBULARES Y OTROS PRODUCTOS DEL RAMO FERRETERO UTILIZADOS PRINCIPALMENTE PARA LA CONSTRUCCIÓN, COMO MATERIAS PRIMAS PARA LA INDUSTRIA MUEBLERA Y PARA LA FABRICACIÓN DE AUTOPARTES, CON LA ADQUISICIÓN DE CÍA. MEXICANA DE PERFILES Y TUBOS, SE BUSCÓ CON EXCELENTES RESULTADOS DIVERSIFICAR Y AMPLIAR LA GAMA DE PRODUCTOS DE INDUSTRIAS CH.

EN 1999, SE FUSIONA INDUSTRIAS CH, CON GRUPO RUVÍ, S.A. DE C.V., PROPIETARIA DE SIDERURGICA DEL GOLFO S.A. DE C.V. AUMENTADO ASÍ SU GAMA DE PRODUCTOS. CON LA NUEVA PARTICIPACIÓN DE COMPAÑÍA SIDERÚRGICA DEL GOLFO, S.A. DE C.V., QUE SE UBICA EN MATAMOROS, TAMPS., EMPRESA PRODUCTORA DE PERFILES COMERCIALES Y ESTRUCTURALES, EQUIPADA CON LA MAS MODERNA TECNOLOGÍA Y CON UNA GRAN CAPACIDAD DE PRODUCCIÓN, SE LOGRO UN CRECIMIENTO

SIGNIFICATIVO EN VENTAS Y UTILIDADES Y A SU VEZ UNA MAYOR PARTICIPACIÓN DE SUS PRODUCTOS EN EL MERCADO.

EN MARZO DEL 2001, LA EMPRESA CONTINUÓ CON SU CONSTANTE TENDENCIA DE CRECIMIENTO AL CERRAR LA OPERACIÓN DE COMPRA DEL 82.5% DE LAS ACCIONES DEL GRUPO SIMEC, S.A. DE C.V., CON UNA INVERSIÓN DE US $84,111,622.00 POR EL PAQUETE DE CONTROL DE LA EMPRESA, SIN CONTAR LA DEUDA QUE HEREDÓ ICH CON DICHA COMPRA LA CUAL ASCENDÍA A MAS DE 300 MILLONES DE DÓLARES, DICHA COMPAÑÍA ENTONCES CONTABA CON PLANTAS UBICADAS EN GUADALAJARA Y MEXICALI, PRODUCTORAS DE ACEROS ESPECIALES, PERFILES ESTRUCTURALES, PERFILES COMERCIALES Y VARILLA. GRUPO SIMEC FUE ADQUIRIDA CON RECURSOS PROPIOS DE INDUSTRIAS CH, AL IGUAL QUE TODAS LAS EMPRESAS SUBSIDIARIAS MENCIONADAS ANTERIORMENTE. CON LA COMPRA DE GRUPO SIMEC, ADEMÁS DEL CRECIMIENTO EN SUS VENTAS Y UTILIDADES, INDUSTRIAS CH, TIENE AHORA UNA GRAN UBICACIÓN PARA DISTRIBUIR SUS PRODUCTOS A SUS CLIENTES NACIONALES Y EXTRANJEROS, DANDO ASÍ UN MEJOR SERVICIO.

CON LA ADQUISICIÓN DE GRUPO SIMEC, S.A. DE C.V., INDUSTRIAS CH, HEREDÓ UN PASIVO BANCARIO Y FINANCIERO QUE ASCENDÍA A MAS DE 300 MILLONES DE DÓLARES EN MARZO DE 2001, GRACIAS AL FLUJO GENERADO POR LAS EMPRESAS QUE COMPONEN AL GRUPO Y EL ESFUERZO DE GRUPO SIMEC, SE CUMPLIÓ EL OBJETIVO DE LIQUIDAR DICHOS PASIVOS EN UN PERIODO DE DOS AÑOS, CON LO QUE MEJORÓ NOTABLEMENTE LA OPERACIÓN DE LAS PLANTAS DE GUADALAJARA Y MEXICALI, GRACIAS A LA MEJORA EN EL PODER DE COMPRA Y LAS SINERGIAS OPERATIVAS DERIVADAS DE LA SANEACIÓN FINANCIERA DE LAS EMPRESAS.

EN AGOSTO DE 2004, LA SUBSIDIARIA SIMEC ADQUIRIÓ LOS ACTIVOS DE GRUPO SIDENOR EN MÉXICO, LOS CUALES CONSISTIERON EN DOS PLANTAS DE PRODUCCIÓN, UBICADAS EN APIZACO, TLAXCALA Y CHOLULA, PUEBLA, DEDICADAS PRINCIPALMENTE A LA PRODUCCIÓN DE ACEROS ESPECIALES, PERFILES COMERCIALES Y VARILLA; CON ESTA OPERACIÓN, SIMEC AUMENTO EN FORMA SIGNIFICATIVA SU CAPACIDAD INSTALADA Y VENTAS.

EN JULIO DE 2005, ICH JUNTO CON SIMEC, ADQUIRIÓ EL 100% DE REPUBLIC, DEDICADA A LA FABRICACIÓN DE ACEROS ESPECIALES Y QUE ES PROPIETARIA DE SEIS PLANTAS DE PRODUCCIÓN EN LOS E.U.A. UBICADAS EN CANTON, LORAIN, MASSILLION (2), OHIO; LACKAWANA NUEVA YORK, GARY INDIANA, Y UNA MAS EN CANADÁ LOCALIZADA EN HAMILTON, ONTARIO.

EN 2006, ICH JUNTO CON SIMEC, SE ESTABLECEN COMO EL PRINCIPAL PRODUCTOR DE ACEROS ESPECIALES EN EL CONTINENTE AMERICANO, GRACIAS A LA CONSOLIDACIÒN DE LOS RESULTADOS DE REPUBLIC POR LOS 12 MESES DE 2006. EN EL EJERCICIO DEL 2006 ICH CON SIMEC LIQUIDARON POR ADELANTADO LA DEUDA DE REPUBLIC, MANTENIENDO ASI UNA SÓLIDA ESTRUCTURA FINANCIERA.

CON LO SEÑALADO ANTERIORMENTE PODEMOS DESTACAR A INDUSTRIAS CH, COMO UNA EMPRESA LÍDER EN EL MERCADO DEL ACERO CON UNA ESTRUCTURA FINANCIERA TOTALMENTE SANA Y CON UNA GRAN CAPACIDAD DE GENERACIÓN DE FLUJO CON LO QUE SE BUSCARÁ SEGUIR CRECIENDO EN EL MERCADO TRATANDO DE AMPLIAR CADA VEZ MAS LA GAMA DE PRODUCTOS BUSCANDO MAYORES VOLÚMENES DE VENTAS Y LA GENERACIÓN DE UTILIDADES, LAS CUALES SERÁN REINVERTIDAS, SIEMPRE BUSCANDO MEJORAR EL RENDIMIENTO DE SUS ACCIONISTAS, EL BIENESTAR DE SUS EMPLEADOS Y LA SATISFACCIÓN DE SUS CLIENTES.

B) DESCRIPCIÓN DEL NEGOCIO

I). ACTIVIDAD PRINCIPAL

INDUSTRIAS CH, ES UNA EMPRESA MEXICANA PRODUCTORA Y PROCESADORA DE ACERO CON UN CRECIMIENTO CONSTANTE EN LOS ÚLTIMOS AÑOS. ES LA PRINCIPAL PRODUCTORA DE ACEROS ESPECIALES EN NORTE AMERICA. Y TIENE LA POSICIÓN LÍDER EN EL MERCADO DE TUBERÍA CON COSTURA, PERFILES COMERCIALES Y PERFILES ESTRUCTURALES EN MÉXICO. EN JULIO DEL 2005 LA COMPAÑÍA JUNTO CON SU PRINCIPAL SUBSIDIARIA SIMEC, ADQUIRIERON EL 100% DE LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE REPUBLIC, EMPRESA LÍDER EN EL MERCADO DE ACEROS ESPECIALES DE LOS E.U.A.. A TRAVÉS DE REPUBLIC, ICH Y SIMEC ESTÁN PRESENTES EN EL MAYOR MERCADO AUTOMOTRIZ DEL MUNDO.

ICH CONSIDERA QUE EN TÉRMINOS DE SU CAPACIDAD DE PRODUCCIÓN, VOLUMEN DE VENTAS Y VENTAS NETAS, HA SIDO UNA DE LAS COMPAÑÍAS SIDERÚRGICAS MEXICANAS CON MAYOR CRECIMIENTO EN LOS ÚLTIMOS AÑOS. DESDE LA ADQUISICIÓN DE ICH POR PARTE DEL ACCIONISTA DE CONTROL EN 1991, LA CAPACIDAD DE PRODUCCIÓN DE ICH AUMENTÓ DE 100,000 TONELADAS ANUALES EN 1991, A 3.6 MILLONES DE TONELADAS DE PRODUCTO TERMINADO EN LA ACTUALIDAD. ASIMISMO, ICH AUMENTÓ SU VOLUMEN DE VENTAS DE 70,000 TONELADAS EN 1991, A 3.02 MILLONES DE TONELADAS EN 2006, EXPANDIENDO SUS LÍNEAS DE PRODUCCIÓN PARA INCLUIR TUBERÍA CON COSTURA, PERFILES COMERCIALES, PERFILES ESTRUCTURALES Y VARILLA. ADICIONALMENTE, LAS VENTAS NETAS DE ICH AUMENTARON DE $78 MILLONES DE PESOS EN 1991 A $26,171 MILLONES DE PESOS EN 2006. SUBSTANCIALMENTE ESTOS AUMENTOS SE HAN DADO DURANTE LOS ÚLTIMOS AÑOS, EN VIRTUD DE LAS ADQUISICIONES POR PARTE DE ICH, DE SIMEC EN EL AÑO 2001, DE LOS ACTIVOS DE GRUPO SIDENOR EN EL AÑO 2004, Y JUNTO CON GRUPO SIMEC LA ADQUISICION DEL 100% DE LOS ACTIVOS DE REPUBLIC EN 2005. ICH ESTIMA QUE ESTAS ADQUISICIONES LE HAN DADO LAS BASES PARA UN CRECIMIENTO FUTURO EN SUS VENTAS NETAS Y RENTABILIDAD.

ICH ESTÁ ENFOCADA A SERVIR AL MERCADO DE MEXICO Y DE NORTEAMERICA, EN EL CUAL CUENTA CON LA VENTAJA COMPETITIVA QUE LE OTORGA LA UBICACIÓN ESTRATÉGICA DE SUS PLANTAS. EXISTEN ALTOS COSTOS DE TRANSPORTACIÓN ASOCIADOS A LA IMPORTACIÓN DE PRODUCTOS DE ACERO PROVENIENTES DE OTROS PAÍSES.

LOS PRINCIPALES CLIENTES DE ICH DE LA LÍNEA DE PRODUCTOS DE ACERO ESPECIAL PERTENECEN A LAS INDUSTRIAS AUTOMOTRIZ, PETROLERA Y MANUFACTURERA. PARA TUBERÍA CON COSTURA, LOS PRINCIPALES CLIENTES DE ICH ESTÁN EN LA INDUSTRIA DEL PETRÓLEO Y DEL GAS. PARA LOS ACEROS COMERCIALES, INCLUYENDO PERFILES ESTRUCTURALES, PERFILES COMERCIALES Y VARILLA, LOS PRINCIPALES CLIENTES SON CENTROS DE DISTRIBUCIÓN Y DE SERVICIO. EN 2006, APROXIMADAMENTE EL 61% DE LOS PRODUCTOS DE ICH SE VENDIERON FUERA DE MEXICO, PRINCIPALMENTE EN LOS ESTADOS UNIDOS.

LOS PRINCIPALES PRODUCTOS FABRICADOS POR ICH SON LOS SIGUIENTES:

PRODUCTO	**APLICACIÓN FINAL**
-ACEROS ESPECIALES	AUTOMOTRIZ
(SPECIAL BAR QUALITY O SBQ)	EQUIPO PETROLERO
	MANUFACTURERO

-TUBERÍA CON COSTURA	PETROLERO Y GAS (CONDUCCIÓN DE FLUIDOS)
	MANUFACTURERO
	CONSTRUCCIÓN
-ACEROS COMERCIALES (*)	CONSTRUCCIÓN

(*)INCLUYE PERFILES ESTRUCTURALES, COMERCIALES Y VARILLA)

ACEROS ESPECIALES

GENERAL

EL ACERO PUEDE CONTENER DISTINTOS PORCENTAJES DE ALUMINIO, NÍQUEL Y FERROALEACIONES, DEPENDIENDO DE LOS CUALES, EL ACERO ADQUIERE CARACTERÍSTICAS ESPECIALES O "GRADOS". DICHAS CARACTERÍSTICAS, PERMITEN QUE LOS PRODUCTOS DENTRO DE LA LÍNEA DE ACEROS ESPECIALES QUE ICH FABRICA VARÍEN ENTRE ACERO AL CARBÓN, ACERO GRADO HERRAMIENTAS, ACERO GRADO MAQUINARIA Y ACERO INOXIDABLE. DE CONFORMIDAD CON LA FORMA DEL PRODUCTO FINAL, LOS PRINCIPALES PRODUCTOS SE CLASIFICAN EN PALANQUILLAS, BARRAS Y LINGOTES CILÍNDRICOS, RECTANGULARES Y CUADRADOS DE ENTRE 0.5" Y 12". LOS PRODUCTOS DE LA LÍNEA DE ACEROS ESPECIALES SE AJUSTAN A LOS REQUERIMIENTOS ESPECÍFICOS DE LOS CLIENTES, INCLUYENDO LOS RELATIVOS A LA COMPOSICIÓN QUÍMICA, MALEABILIDAD, DUREZA, DUCTIBILIDAD Y CONDICIÓN SUPERFICIAL DEL ACERO. ICH PUEDE PRODUCIR ACERO AL PLOMO QUE ES DE ALTA MALEABILIDAD Y PUEDE SER FÁCILMENTE MAQUINADO. LOS ACEROS ESPECIALES SON UTILIZADOS COMO MATERIA PRIMA EN LA PRODUCCIÓN DE TRANSMISIONES, SUSPENSIONES, HERRAMIENTAS, MOLDES, MAQUINARIA AGRÍCOLA Y EQUIPO PETROLERO.

DEBIDO A QUE LOS PRODUCTOS DE SU LÍNEA DE ACEROS ESPECIALES SON ALTAMENTE ESPECIALIZADOS Y DISEÑADOS PARA CUMPLIR CON REQUERIMIENTOS PARTICULARES DE LOS CLIENTES, LOS CAMBIOS O FLUCTUACIONES EN LA ECONOMÍA NO TIENEN UN IMPACTO SIGNIFICATIVO SOBRE LA MISMA. EN TIEMPOS DE CRECIMIENTO ECONÓMICO, LA LÍNEA DE ACEROS ESPECIALES SE DESTINA A LA FABRICACIÓN DE EQUIPO ORIGINAL, EN TANTO QUE EN TIEMPOS DE RECESIÓN SE DESTINA A LA FABRICACIÓN DE REFACCIONES, CUYA DEMANDA AUMENTA EN PERIODOS DE RECESIÓN ECONÓMICA.

SOBRE LA BASE DE LAS CIFRAS REGISTRADAS EN 2006 POR CONSUMO NACIONAL APARENTE, LA DEMANDA DE ACEROS ESPECIALES EN EL MERCADO MEXICANO SE REGISTRÓ EN APROXIMADAMENTE 1 MILLON DE TONELADAS ANUALES EN ESE AÑO. AL 31 DE DICIEMBRE DE 2006, LA CAPACIDAD DE PRODUCCIÓN ANUAL DE ACEROS ESPECIALES DE ICH EN MEXICO FUE DE 450,000 TONELADAS. SE ESTIMA QUE LA DEMANDA DE ACEROS ESPECIALES (S.B.Q.) EN E.U.A. ES DE 8 MILLONES DE TONELADAS, AL 31 DE DICIEMBRE DE 2006, LA CAPACIDAD DE PRODUCCIÒN ANUAL DE ACEROS ESPECIALES (S.B.Q.) EN REPUBLIC FUE DE 1.7 MILLONES DE TONELADAS.

PROCESO DE FABRICACIÓN

EL PROCESO DE FABRICACIÓN DE ACEROS ESPECIALES INICIA CON LA FUNDICIÓN DE CHATARRA EN HORNOS DE ARCO ELÉCTRICO, QUE ALCANZAN TEMPERATURAS DE

HASTA 2,000°C. EL ACERO LÍQUIDO SE MEZCLA CON DIVERSAS FERROALEACIONES PARA OBTENER LA COMPOSICIÓN QUÍMICA Y LAS CONDICIONES METALÚRGICAS DESEADAS. UN ALTO PORCENTAJE DEL ACERO ES DESGASIFICADO EN UN TANQUE DE VACÍO PARA REDUCIR LA PRESENCIA DE HIDRÓGENO, OXÍGENO Y NITRÓGENO A NIVELES MÍNIMOS. EL PROCESO DE DEGASIFICACIÓN REQUIERE DE ALTA TECNOLOGÍA, QUE PERMITE A ICH FABRICAR PRODUCTOS DE ACERO DE ALTA CALIDAD QUE SE AJUSTAN A LOS REQUERIMIENTOS ESPECÍFICOS DE CADA CLIENTE, Y COMPETIR DE MANERA EFECTIVA CON OTROS PRODUCTORES DE ACERO. UNA VEZ QUE EL ACERO HA SIDO REFINADO Y DEGASIFICADO, EL ACERO LÍQUIDO ES VERTIDO EN UNA MÁQUINA DE COLADA CONTINUA, O EN MOLDES PARA LINGOTES.

LA MAYOR PARTE DE LOS ACEROS ESPECIALES DE ICH SE FABRICAN MEDIANTE UN PROCESO EN EL QUE EL ACERO LÍQUIDO ES VERTIDO EN UNA MÁQUINA DE COLADA CONTINUA (EN LA QUE EL ACERO LÍQUIDO ES VERTIDO DIRECTAMENTE EN UN MOLDE Y SE SOLIDIFICA MEDIANTE UN PROCESO DE ENFRIAMIENTO CON AGUA) RESULTANDO EN UN PRODUCTO SEMITERMINADO, CONOCIDO COMO PALANQUILLA. POSTERIORMENTE, LAS PALANQUILLAS SON NUEVAMENTE CALENTADAS EN HORNOS DE GAS A TEMPERATURAS DE HASTA 1,200°C Y REDUCIDAS A SUS DIMENSIONES Y FORMAS FINALES MEDIANTE UN PROCESO DE LAMINADO A TRAVÉS DE RODILLOS. ALGUNOS PRODUCTOS DE LA LÍNEA DE ACEROS ESPECIALES DE GRANDES DIMENSIONES SE FABRICAN MEDIANTE UN PROCESO EN EL QUE EL ACERO LÍQUIDO ES VERTIDO EN MOLDES PARA LINGOTES, ENFRIADO A TEMPERATURA AMBIENTE Y POSTERIORMENTE ES NUEVAMENTE CALENTADO EN HORNOS DE GAS ESPECIALES A TEMPERATURAS DE HASTA 1,200°C Y REDUCIDO A PALANQUILLAS MEDIANTE UN PROCESO DE LAMINACIÓN Y CORTE.

UNA VEZ QUE LOS ACEROS ESPECIALES HAN ALCANZADO SU FORMA Y TAMAÑO FINALES, EL PRODUCTO ES SOMETIDO A UN PROCESO DE TRATAMIENTO TÉRMICO, TORNEADO Y PULIDO.

TUBERÍA CON COSTURA

GENERAL

LA LÍNEA DE PRODUCCIÓN DE TUBERÍA CON COSTURA DE ICH PROCESA TUBERÍA DE ACERO CON DIÁMETROS QUE OSCILAN ENTRE 0.625" Y 24". LA TUBERÍA CON COSTURA PUEDE SER DE DIÁMETRO GRANDE CON O SIN RECUBRIMIENTO O DE DIÁMETRO PEQUEÑO CON O SIN RECUBRIMIENTO. ESTAS TUBERÍAS SE UTILIZAN PRINCIPALMENTE PARA DUCTOS DEL SECTOR PETROLERO, AUTOPARTES, ESTRUCTURAS PARA LA CONSTRUCCIÓN Y PARA LA INDUSTRIA MANUFACTURERA.

PROCESO DE FABRICACIÓN

EN LA PRIMERA ETAPA DE LA PRODUCCIÓN, EL ACERO EN ROLLOS DE LÁMINA, YA SEA ROLADO EN FRÍO O EN CALIENTE, ES INTRODUCIDO EN UNA CORTADORA PARA OBTENER LA LÁMINA EN CINTAS SEGUN EL ANCHO DE LA TUBERÍA DESEADA. POSTERIORMENTE, EL ACERO LAMINADO ES PROCESADO EN UNA UNIDAD DE FORMACIÓN EN LA QUE ES TRANSFORMADO EN TUBERÍA POR UN MOLINO CON PASOS DE RODILLOS. FINALMENTE, EL PRODUCTO ES SOMETIDO A UN PROCESO CONOCIDO COMO ERW (SOLDADURA DE RESISTENCIA ELÉCTRICA), EN EL QUE SE APLICA UNA CORRIENTE DE 600 KW PARA SOLDAR LOS BORDES Y OBTENER EL PRODUCTO FINAL. INMEDIATAMENTE DESPUÉS DE SOLDAR LA TUBERÍA, ÉSTA ES INSPECCIONADA CON EQUIPO ULTRASÓNICO PARA GARANTIZAR LA CALIDAD DEL PRODUCTO FINAL. REALIZADA DICHA INSPECCIÓN, SE REALIZAN ALGUNAS PRUEBAS ADICIONALES AL FINAL DE CADA UNA DE LAS TUBERÍAS CON COSTURA CON EL PROPÓSITO DE VERIFICAR LA SOLDADURA.

PERFILES ESTRUCTURALES

GENERAL

LOS PRODUCTOS FABRICADOS EN LA LÍNEA DE PERFILES ESTRUCTURALES CONSISTEN EN VIGAS, CANALES, SOLERAS Y ÁNGULOS CON SECCIONES DE 3" A 8".

LOS PERFILES ESTRUCTURALES SE UTILIZAN PRINCIPALMENTE PARA LA CONSTRUCCIÓN DE EDIFICIOS COMERCIALES Y DE OFICINAS ASÍ COMO PARA TORRES DE TRANSIMISIÓN DE ENERGIA ELÉCTRICA Y EN LA PRODUCCIÓN DE CAMIONES Y VEHÍCULOS DE GRAN TAMAÑO. LOS PERFILES ESTRUCTURALES SON CONSIDERADOS PRODUCTOS COMERCIALES ("COMMODITIES") DADA LA GRAN ACEPTACIÓN GENERAL DE SUS ESPECIFICACIONES.

PROCESO DE FABRICACIÓN

EL PROCESO DE PRODUCCIÓN INICIA CON LA FUNDICIÓN DE CHATARRA EN HORNOS DE ARCO ELÉCTRICO CUYA TEMPERATURA ALCANZA LOS 1,600°C. EL ACERO LÍQUIDO SE MEZCLA CON DIVERSAS FERROALEACIONES PARA OBTENER LA COMPOSICIÓN QUÍMICA Y LAS CONDICIONES METALÚRGICAS DESEADAS. CUANDO EL ACERO LÍQUIDO HA SIDO ALEADO, SE VIERTE EN UNA MÁQUINA DE COLADA CONTINUA (EN LA CUAL EL ACERO SE SOLIDIFICA A TRAVÉS DE UN PROCESO DE ENFRIAMIENTO CON AGUA), RESULTANDO EN UN PRODUCTO SEMITERMINADO CONOCIDO COMO PALANQUILLA. LA PALANQUILLA ES CALENTADA NUEVAMENTE EN HORNOS DE GAS A TEMPERATURAS DE HASTA 1,200°C Y POSTERIORMENTE ES REDUCIDO A SU TAMAÑO Y FORMA FINALES MEDIANTE UN PROCESO DE LAMINADO A TRAVÉS DE RODILLOS.

PERFILES COMERCIALES

GENERAL

LOS PRODUCTOS QUE INTEGRAN LA LÍNEA DE PRODUCCIÓN DE PERFILES COMERCIALES CONSISTEN EN ÁNGULOS, SOLERAS Y BARRAS CILÍNDRICAS, CUADRADAS Y HEXAGONALES CON SECCIONES DE 0.75" A 2.75". LOS PERFILES COMERCIALES SE UTILIZAN PRINCIPALMENTE EN LA CONSTRUCCIÓN, PARA PRODUCCIÓN DE ESTRUCTURAS PREFABRICADAS, LIGERAS, ESBELTAS Y FLEXIBLES QUE SE UTILIZAN PARA CONSTRUIR LOS TECHOS DE EDIFICIOS Y BODEGAS. LOS PERFILES COMERCIALES SON CONSIDERADOS PRODUCTOS COMERCIALES, DADA LA ACEPTACIÓN GENERAL DE SUS ESPECIFICACIONES POR LA MAYORÍA DE SUS CONSUMIDORES.

PROCESO DE PRODUCCIÓN

EL PROCESO DE FABRICACIÓN DE LOS PERFILES COMERCIALES ES EL MISMO QUE SE UTILIZA PARA LA FABRICACIÓN DE PERFILES ESTRUCTURALES, PERO CON DISTINTOS RODILLOS MOLDEADORES. VER " – PERFILES ESTRUCTURALES".

VARILLA

GENERAL

LA LÍNEA DE PRODUCCIÓN DE VARILLA DE ICH, CONSISTE EN BARRAS DE ACERO CILÍNDRICAS Y CORRUGADAS CON SECCIONES QUE OSCILAN ENTRE 0.375" A 1.5" DE DIÁMETRO. LA VARILLA SE UTILIZA ÚNICAMENTE PARA LA CONSTRUCCIÓN COMO REFUERZO DE LAS ESTRUCTURAS DE CEMENTO Y CONCRETO. LA VARILLA ES CONSIDERADA UN PRODUCTO COMERCIAL, DEBIDO A L ACEPTACIÓN POR LA MAYORÍA DE LOS CONSUMIDORES DE SUS ESPECIFICACIONES.

PROCESO DE FABRICACIÓN

EL PROCESO DE PRODUCCIÓN DE VARILLA ES MUY SIMILAR AL DE PERFILES ESTRUCTURALES Y COMERCIALES, EXCEPTO POR EL USO DE DIFERENTES RODILLOS MOLDEADORES. VER " – PERFILES ESTRUCTURALES".

MATERIAS PRIMAS Y ENERGÍA

MATERIAS PRIMAS

LA PRINCIPAL MATERIA PRIMA UTILIZADA POR ICH, ES LA CHATARRA RESULTANTE DE PROCESOS INDUSTRIALES, PRINCIPALMENTE DE LA INDUSTRIA AUTOMOTRIZ. PARA LA PRODUCCIÓN DE ACEROS ESPECIALES SE REQUIEREN GRANDES CANTIDADES DE CHATARRA, QUE REPRESENTAN APROXIMADAMENTE EL 40% DE SU COSTO DE PRODUCCIÓN. HISTÓRICAMENTE, MÉXICO HA SUFRIDO UN DÉFICIT DE CHATARRA, POR LO QUE ALGUNAS EMPRESAS SE HAN VISTO OBLIGADAS A IMPORTAR ESTA MATERIA PRIMA. DEBIDO A QUE ALGUNAS DE LAS PLANTAS PRODUCTORAS DE ACEROS ESPECIALES DE ICH EN MÈXICO, COMO LA DE TLALNEPANTLA Y GUADALAJARA, SE UBICAN EN ZONAS INDUSTRIALES, SE PUEDE OBTENER CHATARRA EN GRANDES CANTIDADES, LAS PLANTAS DE REPUBLIC TAMBIÈN SE UBICAN EN ZONAS INDUSTRIALES. SIN EMBARGO, ICH MANTIENE RELACIONES COMERCIALES CON PROVEEDORES INTERNACIONALES PARA EL CASO EN QUE LA CALIDAD, VOLUMEN O PRECIO DE LA CHATARRA EN MÉXICO DEJE DE SER COMPETITIVO. LA PLANTA DE APIZACO SE UBICA EN UNA ZONA PREDOMINANTEMENTE AGRÍCOLA, POR LO QUE UNA TERCERA PARTE DE LA CHATARRA QUE SE CONSUME ES COMPRADA A DIVERSOS PROVEEDORES.

LA PRODUCCIÓN DE ACERO ESPECIAL TAMBIÉN REQUIERE DE ELEMENTOS DE ALEACIÓN COMO NÍQUEL, MOLIBDENO, CROMO, TITANIO Y VANADIO, CUYA OFERTA EN MÉXICO ES ESCASA. EN CONSECUENCIA, LAS PLANTAS EN MÈXICO DEPENDEN DE LAS IMPORTACIONES DE VARIOS DISTRIBUIDORES DE LOS ESTADOS UNIDOS PARA OBTENER ESTOS ELEMENTOS QUÌMICOS, MIENTRAS QUE LAS PLANTAS DE REPUBLIC TIENEN PROVEEDORES UBICADOS EN EL MISMO PAÌS.

PARA LA PRODUCCIÓN DE TUBERÍA CON COSTURA, ICH UTILIZA ROLLOS DE LÁMINA DE ACERO, ROLADOS YA SEA EN FRÍO O CALIENTE, Y QUE REPRESENTAN APROXIMADAMENTE EL 85% DEL COSTO DE PRODUCCIÓN. NUESTRO PRINCIPAL PROVEEDOR PARA LA FABRICACIÓN DE TUBERÍA CON COSTURA ES AHMSA, DEBIDO A QUE SU PLANTA ESTÁ UBICADA CERCA DE LA PLANTA DE PRODUCCIÓN DE ICH EN MONCLOVA, LO QUE CONTRIBUYE A LA REDUCCIÓN EN LOS COSTOS DE TRANSPORTE. NO OBSTANTE LO ANTERIOR, ICH MANTIENE RELACIONES COMERCIALES CON OTROS PROVEEDORES PARA EL CASO EN QUE LA CALIDAD, VOLUMEN O PRECIO DE LOS ROLLOS DE LÁMINA DEJE DE SER COMPETITIVO.

PARA LA PRODUCCIÓN DE PERFILES ESTRUCTURALES, PERFILES COMERCIALES Y VARILLA, TAMBIÉN SE REQUIEREN GRANDES CANTIDADES DE CHATARRA, QUE REPRESENTA APROXIMADAMENTE UN 55% DEL COSTO DE PRODUCCIÓN DE CADA UNA DE LAS LÍNEAS DE PRODUCCIÓN DE ESTOS PRODUCTOS. DEBIDO A QUE LAS PLANTAS DE PRODUCCIÓN DE PERFILES ESTRUCTURALES, PERFILES COMERCIALES Y VARILLA DE ICH, ESPECIALMENTE LAS PLANTAS DE MEXICALI Y GUADALAJARA, SE UBICAN EN ZONAS INDUSTRIALES, ES POSIBLE OBTENER GRANDES CANTIDADES DE CHATARRA. EN EL CASO DE LA PLANTA DE MEXICALI, POR SU PROXIMIDAD A LA FRONTERA CON LOS ESTADOS UNIDOS, EL 30% DE LA CHATARRA QUE CONSUME SE OBTIENE DE DIVERSOS PROVEEDORES DEL SUR DE CALIFORNIA Y DE SU PROPIO PARQUE DE CHATARRA UBICADO EN EL ÁREA DE SAN DIEGO, CALIFORNIA. LA PLANTA DE APIZACO SE UBICA EN UNA ZONA PREDOMINANTEMENTE AGRÍCOLA POR LO QUE LA CHATARRA SE OBTIENE PRINCIPALMENTE DE DIVERSOS PROVEEDORES DE LOS ESTADOS UNIDOS Y EL CARIBE. LA PLANTA DE MATAMOROS NO CUENTA CON HORNOS DE FUNDICIÓN, Y EN CONSECUENCIA, EL PROCESO DE PRODUCCIÓN INICIA CON PALANQUILLAS, UN PRODUCTO DE ACERO SEMITERMINADO.

ENERGÍA

LA MAYORÍA DE LAS PLANTAS DE ICH OPERAN CON ELECTRICIDAD Y GAS NATURAL.

LOS COSTOS DE ELECTRICIDAD Y GAS NATURAL SON UNO DE LOS MÁS IMPORTANTES COMPONENTES DE LOS COSTOS Y GASTOS DE ICH, REPRESENTANDO EN MEXICO EL GAS NATURAL UN 13% Y LA ELECTRICIDAD UN 13% DEL COSTO DE VENTAS DE ICH POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2006, EN LOS E.U.A. EL GAS Y LA ELECTRICDAD REPRESENTAN UN MENOR COSTO, EN TERMINOS PORCENTUALES,

DEBIDO A QUE LA MANO DE OBRA REPRESENTA UN COSTO MAS ALTO.

EL MERCADO DE LA ELECTRICIDAD EN MÉXICO ES UN MONOPOLIO INTEGRADO VERTICALMENTE Y ES SUMINISTRADA A TRAVÉS DE LA COMISIÓN FEDERAL DE ELECTRICIDAD ("CFE") Y LUZ Y FUERZA DEL CENTRO, Y EN E.U.A. TANTO EL GAS COMO LA ELECTRICIDAD SON DISTRIBUIDOS POR DIVERSAS COMPAÑIAS PRIVADAS. EL PRECIO DE LA ELECTRICIDAD EN MÉXICO HA SIDO VOLÁTIL Y HA SUFRIDO AUMENTOS DRÁSTICOS EN CORTOS PERIODOS DE TIEMPO, DE CONFORMIDAD CON LA INFLACIÓN Y EL AUMENTO EN EL PRECIO DE LOS COMBUSTIBLES. A FINES DE LA DÉCADA DE LOS 90'S, CFE Y LUZ Y FUERZA DEL CENTRO, COMENZARON A COBRAR EL CONSUMO DE ELECTRICIDAD SOBRE LA BASE DEL HORARIO DE CONSUMO Y LA ESTACIÓN DEL AÑO (VERANO O INVIERNO). EN VIRTUD DE LO ANTERIOR, ICH MODIFICA SUS HORARIOS DE PRODUCCIÓN PARA LIMITAR LA OPERACIÓN DE LOS HORNOS DE FUNDICIÓN DURANTE LAS HORAS PICO. EN LOS E.UA. EL PRECIO TANTO DE LA ELECTRICIDAD COMO DEL GAS NATURAL SON NEGOCIADOS CON EMPRESAS PRIVADAS, ENCARGADAS DE DISTRIBUIR ESTOS RECURSOS A TODO EL PAÌS. VER "FACTORES DE RIESGO— ENERGÉTICOS".

VENTAS TOTALES POR CATEGORÍA DE PRODUCTOS
(MILLONES DE PESOS)

PRODUCTO	2006	%	2005.	%	2004	%
ACEROS ESPECIALES	19,211	73	8,434	52	3,614	41
TUBERÍAS CON COSTURA	1,320	6	1,375	8	1,511	17
PERFILES ESTRUCTURALES	2,164	8	2,062	12	1,386	16
PERFILES COMERCIALES	1,634	6	3,341	20	943	11
CORRUGADO	1,842	7	1,406	8	1,405	15
	26,171	100	16,618	100	8,859	100

II). CANALES DE DISTRIBUCIÓN

POR LO GENERAL, LOS PRODUCTOS DE INDUSTRIAS CH, SE VENDEN EN EL MERCADO MEXICANO LIBRE A BORDO, TAMBIÈN EN ESTADOS UNIDOS SE VENDE DE LA MISMA MANERA (FREE ON BOARD), DONDE EL CLIENTE ES RESPONSABLE DE RECOGER LOS PRODUCTOS ADQUIRIDOS DIRECTAMENTE EN SUS PLANTAS; EN EL MERCADO DE EXPORTACIÓN, GENERALMENTE SE VENDEN LIBRE A BORDO-A MITAD DEL PUENTE, EN CONJUNTO CON EMPRESAS FLETERAS Y AGENTES ADUANALES PARA QUE SEAN ELLOS LOS QUE ENTREGUEN LOS PRODUCTOS AL AGENTE ADUANAL DEL COMPRADOR.

LOS PRODUCTOS DE INDUSTRIAS CH, SON DISTRIBUIDOS DE LA SIGUIENTE FORMA:

TUBERÍA DE DIÁMETRO PEQUEÑO	POR CENTROS DE DISTRIBUCIÓN
PERFILES COMERCIALES	POR CENTROS DE DISTRIBUCIÓN
PERFILES ESTRUCTURALES	POR CENTROS DE DISTRIBUCIÓN
CORRUGADO	POR CENTROS DE DISTRIBUCIÓN
ACEROS ESPECIALES	ESTE PRODUCTO SE FABRICA BAJO PEDIDO DEL CLIENTE, POR LO QUE VA DIRECTO AL CONSUMIDOR FINAL Y A DISTRIBUIDORES EN MENOR MEDIDA
TUBERÍA DE GRAN DIÁMETRO	ESTE PRODUCTO SE FABRICA BAJO PEDIDO DEL CLIENTE, POR LO QUE VA DIRECTO AL CONSUMIDOR FINAL.

DE IGUAL FORMA, INDUSTRIAS CH, CUENTA CON UNA FUERZA DE VENTAS Y UN EQUIPO DE MERCADOTECNIA EN MÉXICO Y EN E.U.A. DEDICADOS A LOS ACEROS ESPECIALES Y TUBERÍA CON COSTURA Y OTRO EQUIPO ENFOCADO A LOS PERFILES ESTRUCTURALES, PERFILES COMERCIALES Y VARILLA.

EL GRUPO DE ACEROS ESPECIALES Y TUBERÍA CON COSTURA, SE COMPONE DE AGENTES DE VENTAS QUE VISITAN A SUS CLIENTES EN FORMA PERIÓDICA PARA ATENDER SUS NECESIDADES ESPECÍFICAS Y TÉCNICAS.

LOS PERFILES ESTRUCTURALES, PERFILES COMERCIALES Y VARILLA, AL SER PRODUCTOS COMERCIALES, SU VENTA SE REALIZA CASI EXCLUSIVAMENTE A TRAVÉS DE CENTROS DE DISTRIBUCIÓN Y SERVICIOS.

III). PATENTES, LICENCIAS, MARCAS Y OTROS CONTRATOS.

INDUSTRIAS CH, ES TITULAR DE LOS DERECHOS DE REGISTRO DEL NOMBRE COMERCIAL "INDUSTRIAS CH", EL EXPEDIENTE SE PRESENTO PARA SU REGISTRO ANTE EL INSTITUTO MEXICANO DE PROPIEDAD INDUSTRIAL EL 16 DE MAYO DEL 2004 Y HA SIDO RENOVADO EN UNA OCASIÓN POR UN PERIODO DE CINCO AÑOS Y EN DOS OCASIONES POR DIEZ AÑOS. EL REGISTRO TIENE UNA VIGENCIA AL 16 DE MAYO DE 2014, AL TÉRMINO DEL CUAL PUEDE RENOVARSE POR PERIODOS DE DIEZ AÑOS.

EN LOS E.U.A. INDUSTRIAS CH, ES TITULAR DE LOS DERECHOS DE REGISTRO DE LOS NOMBRES COMERCIALES DE "REPUBLIC TECHNOLOGIES INTERNATIONAL" Y "REPUBLIC ENGINEERED PRODUCTS" SON MARCAS REGISTRADAS BAJO LAS LEYES DE LOS E.U.A.

A LA FECHA, NO HAN EXISTIDO CONTRATOS DE LICENCIAS, FRANQUICIAS, SERVICIOS FINANCIEROS O COMERCIALES, EN LOS ÚLTIMOS CINCO EJERCICIOS.

DESDE 1995, LA SUBSIDIARIA SIMEC EN SUS PLANTAS SIDERÚRGICAS, CUENTA CON LA CERTIFICACIÓN DE ISO-9002, CERTIFICADO EXPEDIDO POR LA BRITISH STANDARD INSTITUTION; LA ADMINISTRACIÓN CONSIDERA QUE AL CERTIFICARSE, NO SOLO SE CREA EFICIENCIA EN LAS OPERACIONES DE PRODUCCIÓN, SINO QUE TAMBIÉN POSICIONA A LA EMPRESA CON LOS ESTÁNDARES DE CALIDAD REQUERIDOS POR LOS CLIENTES.

IV). PRINCIPALES CLIENTES

ACEROS ESPECIALES

LOS CLIENTES DE ACEROS ESPECIALES DE ICH SE ENCUENTRAN EN LOS SECTORES AUTOMOTRIZ, PETROLERO, HERRAMIENTAS DE MANO Y AGRÍCOLAS. EL SECTOR AUTOMOTRIZ UTILIZA EL ACERO ESPECIAL PARA AUTOPARTES TALES COMO EJES, TRANSMISIONES Y SUSPENSIONES. LA INDUSTRIA PETROLERA LO UTILIZA EN LA PRODUCCIÓN DE VÁLVULAS Y PARA JUNTAS DE TUBERÍA PARA LA EXTRACCIÓN DE PETRÓLEO; EL SECTOR DE HERRAMIENTAS DE MANO LO UTILIZA PARA HERRAMIENTAS COMO MARTILLOS, DESATORNILLADORES Y LLAVES; EL SECTOR AGRÍCOLA LO UTILIZA PARA MAQUINARIA PARA EL ARADO. LOS PRINCIPALES CLIENTES DE ACEROS ESPECIALES EN CADA UNO DE LOS DIFERENTES SECTORES FUERON AMERICAN AXLE (SECTOR AUTOMOTRIZ), GRANT PRIDECO, S.A. DE C.V., U.S. STEEL (SECTOR PETROLERO) TRUPER, S.A. DE C.V. (SECTOR DE HERRAMIENTAS) E INDUSTRIAS JOHN DEERE (SECTOR AGRÍCOLA), CATERPILLAR (MAQUINARIA PESADA).

TUBERÍA CON COSTURA

LOS CLIENTES DE TUBERÍA CON COSTURA DE ICH, SE ENCUENTRAN EN LOS SECTORES PETROLERO, DE LA CONSTRUCCIÓN, MANUFACTURERO Y AUTOMOTRIZ. LA INDUSTRIA PETROLERA UTILIZA LA TUBERÍA PARA LA CONSTRUCCIÓN DE DUCTOS PARA EL TRANSPORTE DEL GAS NATURAL Y PETRÓLEO MIENTRAS QUE EL SECTOR DE LA CONSTRUCCIÓN LAS UTILIZA PARA ESTRUCTURAS; TALES COMO SECCIONES ESTRUCTURALES HUECAS Y POSTES DE CERCA. EL SECTOR MANUFACTURERO LAS UTILIZA PARA LA FABRICACIÓN DE MUEBLES, JUGUETES Y EQUIPO DEPORTIVO, MIENTRAS QUE EL SECTOR AUTOMOTRIZ LAS UTILIZA PARA AUTOPARTES TALES COMO, ASIENTOS Y TUBOS DE ESCAPE PARA COCHES Y AUTOBUSES. LOS PRINCIPALES CLIENTES DE ICH EN LA LÍNEA DE TUBERÍA CON COSTURA EN CADA UNO DE LOS SECTORES DESCRITOS, FUERON PEMEX EXPLORACIÓN Y PRODUCCIÓN, S.A. DE C.V. (SECTOR PETRÓLEO), FERREBARNIEDO, S.A. DE C.V. (CENTRO DE SERVICIO Y DISTRIBUCIÓN QUE BÁSICAMENTE DISTRIBUYE A LA INDUSTRIA DE LA CONSTRUCCIÓN), BICYLEICA, S.A. DE C.V. (SECTOR MANUFACTURERO) Y ARVIN MERITOR (SECTOR AUTOMOTRIZ),

PERFILES ESTRUCTURALES

EL SECTOR DE LA CONSTRUCCIÓN UTILIZA LOS PERFILES ESTRUCTURALES COMO UN SUBSTITUTO DE LAS COLUMNAS DE CONCRETO, DADA SU GRAN RESISTENCIA Y DIMENSIONES COMPACTAS, ASÍ COMO PARA LA CONSTRUCCIÓN DE TORRES DE ELECTRICIDAD, DEBIDO A LA FLEXIBILIDAD Y MALEABILIDAD DEL ACERO. EL SECTOR DE CAMIONES Y VEHÍCULOS DE GRAN TAMAÑO UTILIZAN LOS PERFILES ESTRUCTURALES EN LA CONSTRUCCIÓN DE LOS CHASISES PARA TRAILERS Y PLATAFORMAS PARA CAMIONES Y AUTOBUSES. LOS PERFILES ESTRUCTURALES POR LO GENERAL SON VENDIDOS A CENTROS DE SERVICIO Y DISTRIBUCIÓN. EN VIRTUD DE LA GRAN FRAGMENTACIÓN QUE EXISTE EN EL MERCADO DE EXPORTACIÓN, ICH NO TIENE CLIENTES SIGNIFICATIVOS EN DICHO MERCADO.

PERFILES COMERCIALES

EL SECTOR DE LA CONSTRUCCIÓN UTILIZA PERFILES COMERCIALES PRINCIPALMENTE PARA ESTRUCTURAS LIGERAS Y TAMBIÉN PARA REJAS Y MARCOS DE PUERTAS DE EDIFICIOS INDUSTRIALES. LOS PERFILES COMERCIALES GENERALMENTE SE VENDEN A CENTROS DE SERVICIO Y DISTRIBUCIÓN.

VARILLA

EL SECTOR DE LA CONSTRUCCIÓN UTILIZA LA VARILLA COMO SOPORTE DE LAS COLUMNAS, SUELOS, CIMIENTOS Y PAREDES DE CONCRETO EN LA CONSTRUCCIÓN EN GENERAL, ASÍ COMO EN LA CONSTRUCCIÓN DE AUTOPISTAS Y CARRETERAS DE CONCRETO Y PARA ESTRUCTURAS DE CONCRETO PREFABRICADAS. LA VARILLA GENERALMENTE SE VENDE A CENTROS DE DISTRIBUCIÓN Y SERVICIO. EL PRINCIPAL CLIENTE DE ICH EN ESTA LÍNEA DE PRODUCCIÓN ES CEMEX MÉXICO, S.A.B. DE C.V.,

GRUPO COLLADO S.A.B. DE C.V., Y EN EL MERCADO DE EXPORTACIÓN WEYERHAEUSER CO. (EUA) Y CENTURY STEEL INC. (EUA).

UN ASPECTO MUY IMPORTANTE EN INDUSTRIAS CH, ES EL COMPROMISO CON LA CALIDAD Y EL SERVICIO QUE NUESTROS CLIENTES MERECEN, A CONTINUACIÓN MENCIONAMOS ALGUNOS DE LOS PRINCIPALES CLIENTES:

U.S. STEEL

AMERICAN AXLE

JERENBREG IND

CATERPILLAR

HONDA OF AMERICA

ARVIN MERITOR

JORGENSEN

DELPHI

PEMEX EXPLORACIÓN Y PRODUCCIÓN, S.A. DE C.V.

CEMEX MÉXICO, S.A.B. DE C.V.

ACEROS FORTUNA, S.A DE C.V

FRISA FORJADOS, S.A DE C.V

FERREBARNIEDO, S.A. DE C.V.

GRANT PRIDECO, S.A. DE C.V.

VELCON, S.A DE C.V

INDUSTRIAS JOHN DEERE, S.A. DE C.V.

FORJA DE MONTERREY, S.A. DE C.V.

SKF DE MÉXICO, S.A. DE C.V.

FORJAS SPICER, S.A. DE C.V.

THYSSEN KRUPP, S.A. DE C.V

MAGELLAN INTERNATIONAL INC.

KREHER STEEL CO. INC.

TUVAPASA, S.A. DE C.V.

TRUPER, S.A. DE C.V.

TICSA, S.A. DE C.V.

TUCOTA, S.A. DE C.V.

GRUPO COLLADO, S.A.B. DE C.V.

TAM-MEX, S.A. DE C.V.

DISTRIBUIDORA DE ACERO IBARRA, S.A. DE C.V.

ABINSA, S.A. DE C.V.

FORTA ACEROS, S.A. DE C.V.

DISTRIBUIDORA DE ACEROS ANAHUAC, S.A. DE C.V.

OPERADORA DE PROCESOS DE ACERO, S.A. DE C.V.

RYERSON DE MÉXICO, S.A. DE C.V.

ACEROS LA FLAMA, S.A. DE C.V.

V). LEGISLACIÓN APLICABLE Y SITUACIÓN TRIBUTARIA

EL CONJUNTO DE ACTIVIDADES DE INDUSTRIAS CH, EN MÉXICO ESTÁN SUJETAS AL RÉGIMEN GENERAL DE LA LEY DEL IMPUESTO SOBRE LA RENTA Y EN ESTADOS UNIDOS AL "INTERNAL REVENUE CODE".

A PARTIR DE 1995, INDUSTRIAS CH, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACIÓN PARA PRESENTAR DECLARACIÓN CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LAS REFORMAS FISCALES VIGENTES, EN 2006. INDUSTRIAS CH, CONSOLIDO EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPÓSITOS DEL ISR, DE ACUERDO AL PORCENTAJE DE PARTICIPACION, (60% EN 2005)

DE ACUERDO CON LA LEGISLACIÓN FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACIÓN, AUNQUE EN FORMA DIFERENTE DE LAS NORMAS DE INFORMACION FINANCIERA MEXICANAS.

LA PTU SE CALCULA PRÁCTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACIÓN.

LA LEY DEL IMPAC, ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

LA RESERVA DE VALUACIÓN DE LOS ACTIVOS DIFERIDOS AL 31 DE DICIEMBRE DE 2006 Y 2005 FUE DE $ 365 Y $ 322 (MILLONES DE PESOS) RESPECTIVAMENTE. EL CAMBIO NETO EN LA RESERVA DE VALUACIÓN, POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005, FUE UN AUMENTO DE $ 43 (MILLONES DE PESOS) Y UNA DISMINUCION DE $ (73) (MILLONES DE PESOS) RESPECTIVAMENTE, PARA VALUAR LA RECUPERABILIDAD DE LOS ACTIVOS DIFERIDOS, LA ADMINISTRACIÓN CONSIDERA LA PROBABILIDAD DE QUE UNA PARTE O EL TOTAL DE ELLOS NO SE RECUPEREN. LA REALIZACIÓN FINAL DE LOS ACTIVOS DIFERIDOS DEPENDE DE LA GENERACIÓN DE UTILIDAD GRAVABLE EN LOS PERIODOS EN QUE SON DEDUCIBLES LAS DIFERENCIAS TEMPORALES. AL LLEVAR A CABO ESTA EVALUACIÓN, LA ADMINISTRACIÓN CONSIDERA LA REVERSIÓN ESPERADA DE LOS PASIVOS DIFERIDOS, LAS UTILIDADES GRAVABLES PROYECTADAS Y LAS ESTRATEGIAS DE PLANEACIÓN.

EL 1°. DE DICIEMBRE DE 2004. SE MODIFICO LA LEY DE ISR, PARA ESTABLECER UNA TASA DE 33% EN 2004, 30% PARA 2005, 29% PARA 2006 Y 28% PARA 2007 EN ADELANTE.

DE CONFORMIDAD CON LA LEY VIGENTE HASTA EL 31 DE DICIEMBRE DE 2004., LAS COMPRAS DE LOS INVENTARIOS ERAN DEDUCIBLES EN EL EJERCICIO EN QUE SE REALIZABAN, INDEPENDIENTEMENTE DE LA FECHA EN QUE SE VENDIERAN, LO QUE ORIGINO EL PASIVO DIFERIDO MOSTRADO EN PÁRRAFOS ANTERIORES. A PARTIR DE 2005, LOS INVENTARIOS SERÁN DEDUCIBLES HASTA EL MOMENTO EN QUE SE VENDAN, ESTABLECIENDO REGLAS PARA LA ACUMULACIÓN DEL SALDO DE INVENTARIOS AL 31 DE DICIEMBRE DE 2004, EN PERIODOS QUE DEPENDEN DE LAS CIRCUNSTANCIAS DE CADA EMPRESA.

DE ACUERDO CON LA LEY DEL IMPUESTO SOBRE LA RENTA, LAS RECOLOCACIONES DE ACCIONES PROPIAS ENTRE EL PUBLICO INVERSIONISTA QUE NO CUMPLA CON EL PLAZO ESTABLECIDO EN DICHA LEY, DEBERÁN CONSIDERARSE COMO DISMINUCIÓN DE CAPITAL SOCIAL SUJETA A IMPUESTO SOBRE LA RENTA.

VI). RECURSOS HUMANOS

AL 31 DE DICIEMBRE DE 2006, ICH CUENTA CON APROXIMADAMENTE 5,374 EMPLEADOS, DE LOS CUALES APROXIMADAMENTE EL 70% SON SINDICALIZADOS.

TANTO ICH COMO SUS SUBSIDIARIAS EN MEXICO, NEGOCIAN CADA DOS AÑOS SUS CONTRATOS COLECTIVOS DE TRABAJO CON DIVERSOS SINDICATOS Y UNA VEZ AL AÑO LOS SUELDOS DERIVADOS DE DICHOS CONTRATOS, EN LOS E.U.A. EL CONTRATO CON EL SINDICATO SE VENCE EN AGOSTO DE 2007, EL CONTRATO QUE VENCE DURO CINCO AÑOS. TANTO ICH COMO SUS SUBSIDIARIAS CONSIDERAN QUE TIENEN UNA BUENA RELACIÓN LABORAL CON SUS EMPLEADOS Y SINDICATOS Y NO HA HABIDO HUELGAS POR PARTE DE LOS MISMOS EN LOS ÚLTIMOS AÑOS.

LA SIGUIENTE TABLA REFLEJA EL NÚMERO DE EMPLEADOS SINDICALIZADOS, EL NOMBRE DE CADA UNO DE LOS SINDICATOS Y EL NÚMERO DE EMPLEADOS NO SINDICALIZADOS DE CADA UNA DE LAS PLANTAS DE PRODUCCIÓN Y PROCESAMIENTO AL 31 DE DICIEMBRE DE 2006.

PLANTA	NÚMERO DE EMPLEADOS NO SINDICALIZADOS	NÚMERO DE EMPLEADOS SINDICALIZADOS	SINDICATO
GUADALAJARA	298	488	SINDICATO DE TRABAJADORES EN LA INDUSTRIA SIDERÚRGICA Y SIMILARES EN EL ESTADO DE JALISCO
MONCLOVA	138	261	SINDICATO DE TRABAJADORES DE LA INDUSTRIA TRANSFORMADORA Y MANUFACTURERA DE DIVERSOS ARTÍCULOS SIMILARES Y CONEXOS DEL ESTADO DE COAHUILA
MATAMOROS	116	172	SINDICATO NACIONAL DE TRABAJADORES MINEROS, METALÚRGICOS Y SIMILARES DE LA REPÚBLICA MEXICANA
MEXICALI	77	337	SINDICATO DE TRABAJADORES DE LA INDUSTRIA PROCESADORA Y COMERCIALIZACIÓN DE METALES DE BAJA CALIFORNIA SINDICATO DE OFICIOS VARIOS SOLIDARIDAD COR
TLALNEPANTLA	109	314	SINDICATO NACIONAL DE TRABAJADORES MINEROS, METALÚRGICOS Y SIMILARES DE LA REPÚBLICA MEXICANA
APIZACO	386	236	SINDICATO NACIONAL DE TRABAJADORES DE PRODUCTOS METÁLICOS, SIMILARES Y CONEXOS DE LA REPÚBLICA MEXICANA
CHOLULA	17	82	SINDICATO INDUSTRIAL "ACCIÓN Y FUERZA" DE TRABAJADORES METALÚRGICOS FUNDIDORES MECÁNICOS Y CONEXOS CROM DEL ESTADO
ECATEPEC	48	163	SINDICATO DE TRABAJADORES DE LAS INDUSTRIAS DEL HIERRO, METALES Y MANUFACTURERAS COMPUESTAS EN EL ESTADO DE MÉXICO
E.U.A. POR LAS PLANTAS DE REPUBLIC	413	1,719	UNITED STEELWORKERS UNION
TOTAL	1,602	3,772	

RECURSOS HUMANOS

CONCEPTO	2006	%	2005.	%
FUNCIONARIOS	75	1	70	1
EMPLEADOS	1,527	28	1,556	28
SINDICALIZADOS	3,772	71	3,968	71
TOTAL	5,374	100	5,594	100

DE LO ANTERIOR SE DESPRENDE QUE INDUSTRIAS CH, TIENE A LA FECHA DE ESTE INFORME, 1,602, ENTRE FUNCIONARIOS Y EMPLEADOS Y 3,772 SINDICALIZADOS; EN LAS PLANTAS DE TLALNEPANTLA, ESTADO DE MÉXICO Y MATAMOROS TAMAULIPAS, TIENE CELEBRADOS CONTRATOS COLECTIVOS DE TRABAJO INDEPENDIENTES CON EL SINDICATO NACIONAL DE TRABAJADORES MINEROS METALÚRGICOS Y SIMILARES DE LA REPUBLICA MEXICANA, LA PLANTA DE CD. FRONTERA, ESTADO DE COAHUILA, FABRICANTE DE TUBERÍA CON COSTURA DE GRANDES DIÁMETROS, TIENE CELEBRADO UN CONTRATO COLECTIVO DE TRABAJO CON EL SINDICATO DE DIVERSOS TRABAJADORES DE LA INDUSTRIA TRANSFORMADORA Y MANUFACTURERA DE ARTÍCULOS SIMILARES Y CONEXOS DEL ESTADO DE COAHUILA, MIENTRAS QUE LA PLANTA FABRICANTE DE TUBERÍAS CON COSTURA Y PERFILES TUBULARES DE PEQUEÑOS DIÁMETROS UBICADA EN ECATEPEC, ESTADO DE MÉXICO LO TIENE CELEBRADO CON EL SINDICATO DE TRABAJADORES DE LAS INDUSTRIAS DE HIERRO, METALES Y MANUFACTURERAS COMPUESTAS EN EL ESTADO DE MÉXICO. EN LAS PLANTAS DE REPUBLIC TIENE UN CONTRATO CON EL SINDICATO, UNITED STEELWORKERS UNION, EL CONTRATO SE VENCE EN AGOSTO DEL 2007 Y AL LLEGAR A ESTA FECHA, SE HABRAN CUMPLIDO CINCO AÑOS CON ESTE CONTRATO.

DE LA MISMA MANERA LAS PLANTAS DE GUADALAJARA, JAL; MEXICALI, B.C., APIZACO, TLAXCALA., Y CHOLULA, PUEBLA; PERTENECIENTES AL GRUPO SIMEC, S.A.B. DE C.V. (SUBSIDIARIA DESDE EL 29 DE MARZO DEL 2001, DE INDUSTRIAS CH, S.A.B. DE C.V.) MANTIENEN CONTRATOS COLECTIVOS INDIVIDUALES CADA UNA CON SINDICATOS INDEPENDIENTES.

LA ADMINISTRACIÓN DE INDUSTRIAS CH, CONSIDERA QUE SUS RELACIONES CON CADA UNO DE LOS DIFERENTES SINDICATOS, SON CORDIALES Y EN LOS ÚLTIMOS AÑOS NO HA HABIDO HUELGAS U OTRA CLASE DE CONFLICTOS LABORALES EN NINGUNA DE LAS PLANTAS DEL GRUPO.

INDUSTRIAS CH, CONSIDERA EL ENTRENAMIENTO Y CAPACITACIÓN DE SU PERSONAL LABORAL UNA PRIORIDAD, POR LO TANTO, HA IMPLANTADO PROGRAMAS DE SUPERACIÓN EN LAS ÁREAS TÉCNICAS Y PROFESIONALES DE LA EMPRESA.

VII). DESEMPEÑO AMBIENTAL

GENERAL

EN MÉXICO LAS SOCIEDADES ESTÁN OBLIGADAS A OBTENER LAS AUTORIZACIONES, CONCESIONES, LICENCIAS, PERMISOS Y REGISTROS DE LAS AUTORIDADES AMBIENTALES CORRESPONDIENTES PARA LA REALIZACIÓN DE ACTIVIDADES QUE, COMO EN EL CASO DE INDUSTRIAS CH; Y SUS SUBSIDIARIAS, PUEDAN TENER UN IMPACTO EN EL MEDIO AMBIENTE O CREAR FUENTES DE CONTAMINACIÓN. ASÍ MISMO ESTÁN OBLIGADAS A ENTREGAR MANIFESTACIONES DE IMPACTO AMBIENTAL Y OTROS REPORTES SIMILARES, PERIÓDICAMENTE A LA PROFEPA Y A LA SEMARNAP. ENTRE OTROS PERMISOS, PARA LA REALIZACIÓN DE LAS OPERACIONES RELACIONADAS CON LA INDUSTRIA DEL ACERO, SE REQUIERE OBTENER AUTORIZACIÓN PREVIA DE IMPACTO AMBIENTAL DE LA SEMARNAP.

TANTO INDUSTRIAS CH, COMO SUS SUBSIDIARIAS, TRABAJAN CONSTANTEMENTE EN EL MANTENIMIENTO DE SUS PLANTAS, CUMPLIENDO RIGUROSAMENTE CON LAS REGLAS Y LEYES IMPUESTAS POR LA PROFEPA Y LA SEMARNAP, SIGUIENDO AL PIE DE LA LETRA LOS DISTINTOS PROGRAMAS DE MEJORAS SUGERIDAS POR DICHAS DEPENDENCIAS EN CADA UNA DE LAS PLANTAS, ASÍ MISMO, INDUSTRIAS CH, BUSCA CONSTANTEMENTE INCULCAR CONCIENCIA PARA EL CUIDADO DEL MEDIO AMBIENTE EN CADA UNO DE LOS EMPLEADOS DE LAS EMPRESAS, PUES PARA LOS DIRECTORES DE LA EMPRESA ES DE SUMA IMPORTANCIA Y DE MAYOR PREOCUPACIÓN EL TEMA DE LA CONSERVACIÓN DE LOS RECURSOS NATURALES. AÑO CON AÑO INDUSTRIAS CH, REALIZA IMPORTANTES INVERSIONES, EN EL ASPECTO AMBIENTAL, LAS CUALES SON NECESARIAS PARA MANTENER EL BUEN FUNCIONAMIENTO DE CADA UNA DE LAS MAQUINAS QUE OPERAN EN LA COMPAÑÍA, LAS CUALES SE MANTIENEN LIBRES DE EMISIONES DE SUBSTANCIAS TÒXICAS O PELIGROSAS; DE ESTA MANERA SE GARANTIZA EL CUMPLIMIENTO CON LAS DISPOSICIONES EN MATERIA AMBIENTAL APLICABLE. POR LO TANTO, INDUSTRIAS CH, SE HA COMPROMETIDO CON LA COMUNIDAD, PARA DESARROLLARSE EN ARMONÍA CON LA PROTECCIÓN DEL MANEJO DEL MEDIO AMBIENTE.

AGUA

DE CONFORMIDAD CON LA LEGISLACIÓN MEXICANA, EL AGUA ES PROPIEDAD DE LA NACIÓN Y SE ENCUENTRA REGULADA PRINCIPALMENTE POR LA LEY DE AGUAS NACIONALES Y SU REGLAMENTO ASÍ COMO OTRAS LEYES EN LA MATERIA. PARA EXTRAER Y EXPLOTAR AGUAS NACIONALES SE REQUIERE DE UNA CONCESIÓN DE LA COMISIÓN NACIONAL DEL AGUA.

TODAS LAS PLANTAS DE INDUSTRIAS CH, ASÍ COMO SUS SUBSIDIARIAS SALVO LA DE ECATEPEC, CUENTAN CON CONCESIONES PARA EL USO Y EXPLOTACIÓN DE AGUAS DEL SUBSUELO, QUE PERMITAN EXTRAER EL AGUA, NECESARIA PARA LOS PROCESOS DE PRODUCCIÓN. LAS CONCESIONES TIENEN UNA VIGENCIA DE CINCO AÑOS Y SON RENOVABLES. TANTO INDUSTRIAS CH, COMO SUS SUBSIDIARIAS, ESTÁN OBLIGADAS A PAGAR A LA COMISIÓN NACIONAL DEL AGUA, LOS DERECHOS QUE SE GENEREN POR CONCEPTO DEL VOLUMEN DE AGUA QUE SE CONSUMA. BAJO LAS CONCESIONES. INDUSTRIAS CH, Y SUS SUBSIDIARIAS, ESTÁN EN CUMPLIMIENTO DE SUS OBLIGACIONES DERIVADAS DE LAS CONCESIONES.

OTROS:

EN ESTADOS UNIDOS, BAJO LA LEGISLACIÓN DE ESTE PAÍS, INDUSTRIAS CH, SE ENCUENTRA SUJETA A DIVERSAS LEYES Y REGLAMENTOS FEDERALES, ESTATALES Y LOCALES EN MATERIA AMBIENTAL, QUE REGULAN, ENTRE OTROS ASUNTOS, LA DISPOSICIÓN DE RESIDUOS PELIGROSOS. EN LA ACTUALIDAD INDUSTRIAS CH CUENTA CON VARIAS INSTALACIONES EN E.U.A., DEBIDO A LA ADQUISICIÓN DEL 100% DE REPUBLIC, DEDICADA A LA FABRICACIÓN DE ACEROS ESPECIALES Y QUE ES PROPIETARIA DE SEIS PLANTAS DE PRODUCCIÓN EN LOS E.U.A. UBICADAS EN

CANTON, LORAIN, MASSILLION (2), OHIO; LACKAWANA NUEVA YORK, GARY INDIANA, Y UNA MAS EN CANADÁ LOCALIZADA EN HAMILTON, ONTARIO. Y UNA SUBSIDIARIA DE GRUPO SIMEC, ES PROPIETARIA DE UN DEPÓSITO DE CHATARRA EN SAN DIEGO, CALIFORNIA, QUE HA SIDO OBJETO DE PROCEDIMIENTOS LEGALES POR PARTE DE LAS AUTORIDADES AMBIENTALES DE ESE ESTADO.

VIII). INFORMACIÓN DE MERCADO

LA INDUSTRIA MUNDIAL DEL ACERO

EL ACERO SE FABRICA YA SEA EN PLANTAS DE ACERO INTEGRADAS O PLANTAS DE ACERO NO INTEGRADAS, COMO LAS DE INDUSTRIAS CH, CONOCIDAS COMO MINI-MILLS, LAS PLANTAS INTEGRADAS, QUE REPRESENTAN EL 63% APROXIMADAMENTE DE LA PRODUCCIÓN MUNDIAL DE ACERO CRUDO, UTILIZAN ALTOS HORNOS PARA LA OBTENCIÓN DEL ARRABIO, PROVENIENTE DEL MINERAL DE HIERRO, EL CUAL ES CONVERTIDO EN ACERO LÌQUIDO MEDIANTE EL PROCESO DE OXIGENACIÓN BÁSICO Y PUEDE SER REFINADO METALÚRGICAMENTE YA SEA FORMANDO LINGOTES PARA SU POSTERIOR RECALENTAMIENTO Y PROCESAMIENTO O TRANSFORMADO EN UNA MAQUINA DE COLADA CONTINUA PARA FORMAR PLANCHONES QUE POSTERIORMENTE SON PROCESADOS.

EN LAS PLANTAS NO INTEGRADAS, COMO INDUSTRIAS CH, UTILIZAN HORNOS DE ARCO ELÉCTRICO PARA FUNDIR LA CHATARRA, QUE POSTERIORMENTE ES CONVERTIDO EN PALANQUILLAS O LINGOTES, ESTAS PLANTAS ESTÁN DISEÑADAS PARA REALIZAR PROCESOS DE PRODUCCIÓN MÁS CORTOS QUE PERMITEN UN CAMBIO RÁPIDO DE PRODUCTOS. LA CALIDAD DE ESTE TIPO DE ACERO VARIA DEPENDIENDO DE LA CANTIDAD DE CHATARRA Y FERROALEACIONES QUE SE UTILICEN COMO MATERIA PRIMA, GENERALMENTE EN ESTE TIPO DE PLANTAS SON MÁS EFICIENTES EN SUS COSTOS YA QUE REQUIEREN DE MENOS CAPITAL PARA SU OPERACIÓN.

PRODUCCIÓN MUNDIAL DE ACERO

LA PRODUCCIÓN MUNDIAL DE ACERO SE HA INCREMENTADO DE 749.9 MILLONES DE TONELADAS EN 1996 A 3,027 MILLONES DE TONELADAS EN 2006 LA INDUSTRIA DEL ACERO SE HA CARACTERIZADO POR UNA SOBRECAPACIDAD, DEBIDO A UNA BAJA DEMANDA POR PARTE DE LOS PAÍSES INDUSTRIALIZADOS Y A UN AUMENTO SIGNIFICATIVO EN LA CAPACIDAD DE PRODUCCIÓN EN LOS PAÍSES EN VÍAS DE DESARROLLO, ESTOS DOS FACTORES AUNADO A UNA RECESIÓN EN LA ECONOMÍA MUNDIAL SE TRADUCE EN UNA MAYOR COMPETENCIA INTERNACIONAL Y UNA PRESIÓN A LA BAJA SOBRE LOS PRECIOS MUNDIALES DEL ACERO, DE CONFORMIDAD CON EL INSTITUTO INTERNACIONAL DEL ACERO Y DEL HIERRO (*INTERNATIONAL INSTITUTE OF STEEL AND IRON*, POR SUS SIGLAS EN INGLÉS "IISI")

PRECIOS MUNDIALES DEL ACERO

LOS PRECIOS DEL ACERO EN MÉXICO Y EN LOS E.U.A. SON GENERALMENTE ESTABLECIDOS CON REFERENCIA A LOS PRECIOS MUNDIALES DEL ACERO QUE SE FIJAN A TRAVÉS DE TENDENCIAS MUNDIALES DE OFERTA Y DEMANDA. EN EL AÑO 2001 LOS PRECIOS CAYERON A SU NIVEL MAS BAJO, RECUPERÁNDOSE GRADUALMENTE EN LOS AÑOS PRECEDENTES, LLEGANDO A NIVELES INESPERADOS A FINALES DEL 2004, ESTA TENDENCIA SE LE ATRIBUYE PRINCIPALMENTE AL CRECIMIENTO ECONÓMICO DE LA REPÙBLICA POPULAR DE CHINA Y LA RECUPERACIÓN ECONÓMICA DE ESTADOS UNIDOS DE NORTE AMÉRICA Y MÉXICO. SE ESTIMA QUE LOS PRECIOS DEL ACERO BAJEN EN LOS PRÓXIMOS DOS AÑOS.

LA INDUSTRIA DEL ACERO EN MÉXICO

LA INDUSTRIA DEL ACERO NACIONAL, ESTA FORMADA POR TRES PRODUCTORES DE ACERO INTEGRADOS Y VARIOS NO INTEGRADOS, QUE PRODUCEN DIVERSOS PRODUCTOS SEMITERMINADOS Y TERMINADOS, ENTRE LOS QUE DESTACAN, ALTOS HORNOS DE MÉXICO, S.A.B. DE C.V., HYLSAMEX, S.A. DE C.V., INDUSTRIAS CH, S.A.B. DE C.V., SIDERÚRGICA LÁZARO CÁRDENAS LAS TRUCHAS, S.A. DE C.V., DEACERO, S.A.. DE C.V.

LOS MERCADOS EN LOS QUE INDUSTRIAS CH PARTICIPA SON ALTAMENTE

COMPETITIVOS DEBIDO A QUE LA INDUSTRIA DEL ACERO SE ENCUENTRA GLOBALIZADA E INTENSIFICÁNDO SU COMPETENCIA; AL RESPECTO, INDUSTRIAS CH CUENTA CON CAPACIDAD PARA SURTIR AL MERCADO NACIONAL Y LE PERMITE EXPORTAR A OTROS PAÍSES.

ADEMÁS DE SU GRAN CAPACIDAD DE PRODUCCIÓN, INDUSTRIAS CH, CUENTA CON UNA GRAN UBICACIÓN LO QUE LE DA UNA GRAN COBERTURA TANTO EN EL PAÍS, COMO CON SUS CLIENTES EN EL EXTRANJERO Y ASÍ LOGRAR UN BALANCE ENTRE EL MERCADO DOMESTICO Y EL MERCADO INTERNACIONAL.

LA DISTRIBUCIÓN DE LOS PRODUCTOS DE INDUSTRIAS CH, EN LOS DIFERENTES MERCADO ES APROXIMADAMENTE:

ACEROS ESPECIALES EN ESTADOS UNIDOS:

AUTOMOTRIZ	45%
ENERGIA	13%
HERRAMIENTA	5%
MINERÍA	5%
CENTROS DE SERVICIO	15%
OTROS	17%

ACEROS ESPECIALES EN MÉXICO:

AUTOMOTRIZ	63%
PROCESADORES DE BARRA	15%
HERRAMIENTA	6%
MINERÍA	7%
CENTROS DE SERVICIO	8%
OTROS	1%

PERFILES COMERCIALES

CONSTRUCCIÓN	86%
AUTO PARTES	14%

CORRUGADO (VARILLA)

DISTRIBUIDORES	100%

PERFILES ESTRUCTURALES

DISTRIBUIDORES	100%

ACEROS ESPECIALES

LA PARTICIPACIÓN DEL 2006, FUE DE APROXIMADAMENTE 35% DEL MERCADO, DEBIDO A QUE NO TIENE COMPETENCIA IMPORTANTE ENTRE LOS FABRICANTES

NACIONALES, Y A LA CONSOLIDACIÓN DE REPUBLIC, SUS PRINCIPALES COMPETIDORES EXTRANJEROS SON ENTRE OTROS: ACOS VILLARES (BRASIL), MAC STEEL Y KIA STEEL CO., LTD (COREA DEL SUR).

TUBERÍA

EN EL MERCADO DE TUBERÍA CON COSTURA LA PENETRACIÓN EN EL MERCADO DOMESTICO SE ESTIMA EN UN 15%, SIENDO LAS PRINCIPALES COMPETIDORES LOCALES: HYLSAMEX, S.A. DE C.V; TUBERÍA NACIONAL, S.A. DE C.V; TUBACERO, S.A. DE C.V., PRODUCTORA MEXICANA DE TUBOS, S.A. DE C.V. Y TUBERÍA LAGUNA, S.A. DE C.V., ENTRE OTRAS; EN EL EXTRANJERO, SUS PRINCIPALES COMPETIDORES SON, ENTRE OTROS: MAVERICK TUBE CORP, LONE STAR STEEL Y QUANEX CORP. TODOS ELLOS DE ESTADOS UNIDOS DE AMÉRICA.

POR OTRO LADO, EN LA FABRICACIÓN DE PERFILES TUBULARES, LA COMPETENCIA PRIMORDIALMENTE SE CENTRA EN PRODUCTORES NACIONALES COMO: PROLAMSA, S.A. DE C.V., REGIOPYTSA, S.A. DE C.V., Y SE ESTIMA UN 37 % DE PARTICIPACIÓN EN DICHO MERCADO.

CORRUGADO (VARILLA)

POR LO QUE SE REFIERE A VARILLA CORRUGADA, QUE ES UN PRODUCTO ALTAMENTE COMERCIAL Y SE PUEDE CLASIFICAR COMO UN "COMMODITY", LA PARTICIPACIÓN DE INDUSTRIAS CH, ES APROXIMADAMENTE 9% DEL MERCADO DOMÈSTICO Y ES UN MERCADO EN DONDE CONFLUYEN MUCHOS COMPETIDORES, TANTO NACIONALES COMO EXTRANJEROS, COMO: SIDERÚRGICA LÁZARO CÁRDENAS LAS TRUCHAS, S.A. DE C.V., SIDERURGICA TULTITLÁN, S.A. DE C.V., DEACERO, S.A. DE C.V., HYLSAMEX, S.A. DE C.V., ACEROS SAN LUIS, S.A. DE C.V., TALLERES Y ACEROS, S.A. DE C.V., GERDAU (BRASIL), SIDERÙRGICA DEL ORINOCO, S.A. (VENEZUELA).

PERFILES COMERCIALES Y ESTRUCTURALES.

ASÍMISMO EN LOS MERCADOS DE PERFILES COMERCIALES Y ESTRUCTURALES, LA EMPRESA TIENE UNA IMPORTANTE PARTICIPACIÓN DE APROXIMADAMENTE 54% EN DICHO MERCADO Y SUS COMPETIDORES SON: SIDERURGICA DE TULTITLÁN, S.A. DE C.V., DEACERO, S.A. DE C.V., ACEROS CORSA, S.A. DE C.V., ACEROS DE JALISCO, S.A. DE C.V. ALTOS HORNOS DE MÉXICO, S.A.B. DE C.V., BAYOU STEEL (E.U.A.), NUCOR STEEL (E.U.A.), SIDERÚRGICA DEL TURBIO (ESPAÑA).

POR LO ANTES EXPUESTO, INDUSTRIAS CH, HA SIDO CAPAZ DE MANTENER SU PARTICIPACIÓN EN LOS MERCADOS TANTO NACIONAL COMO DE EXPORTACIÓN, EN ALGUNOS SECTORES, Y EN OTROS, SU PARTICIPACIÓN SE HA INCREMENTADO, DEBIDO A QUE SUS NIVELES DE PRECIOS SON COMPETITIVOS, YA QUE SUS PLANTAS PRODUCTIVAS PROPORCIONAN VENTAJAS DE COSTO SUSTANCIALES EN RELACIÓN CON OTROS PRODUCTORES DE MÉXICO Y ESTADOS UNIDOS DE AMÉRICA, PRINCIPALMENTE.

IX). ESTRUCTURA CORPORATIVA

EL CUADRO SIGUIENTE MUESTRA LA ESTRUCTURA CORPORATIVA DE INDUSTRIAS CH, EL PORCENTAJE APROXIMADO DE PARTICIPACIÓN ACCIONARIA EN CADA SUBSIDIARIA:

INDUSTRIAS CH, S.A.B. DE C. V.

NOMBRE DE LA SUBSIDIARIA	*% DE TENENCIA*
GRUPO SIMEC, S.A.B. DE C.V.	85.19%
COMPAÑÍA SIDERÙRGICA DE GUADALAJARA S.A. DE C.V. (CSG).	85.19%
ARRENDADORA SIMEC, S.A. DE C.V.	85.19%
SIMEC INTERNATIONAL, S.A. DE C.V.	85.19%
CONTROLADORA SIMEC S.A. DE C. V.	85.19%
SIMREP Y SUBSIDIARIAS.	100%
ADMINISTRADORA DE SERVICIOS SIDERÙRGICOS DE TLAXCALA,S.A. DE C. V.	85.19%
UNDERSHAFT INVESTMENTS, N.V.	85.19%
PACIFIC STEEL, INC.	85.19%
COMPAÑÍA SIDERURGICA DEL PACIFICO S.A. DE C. V.	85.19%
COORDINADORA DE SERVICIOS SIDERÙRGICOS DE CALIDAD S.A. DE C. V.	85.19%
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERÙRGICA ICH, S.A. DE C.V.	85.19%
INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C. V.	85.19%
PROCESADORA MEXICALI, S.A. DE C.V.	85.19%
SERVICIOS SIMEC, S.A. DE C.V.	85.19%
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.	85.19%
OPERADORA DE METALES, S.A. DE C.V.	85.19%
OPERADORA DE SERVICIOS SIDERÙRGICOS DE TLAXCALA, S.A. DE C.V.	85.19%

OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERÙRGICA ICH, S.A. DE C.V.	85.19%
TUBERIAS PROCARSA, S.A. DE C.V.	99.99%
OPERADORA PROCARSA, S.A. DE C.V.	99.99%
PROCARSA, S.A. DE C.V.	99.99%
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.	99.99%
PYTSA MONCLOVA, S.A. DE C.V.	99.99%
INMOBILIARIA PROCARSA, S.A. DE C.V.	99.99%
COMERCIALIZADORA DE COMPAÑÍA MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.	99.99%
COMPAÑÍA MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.	99.99%
PYTSA INDUSTRIAL, S.A. DE C.V.	99.99%
INMOBILIARIA PYTSA, S.A. DE C.V.	99.99%
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	99.99%
SIGOSA ACEROS, S.A. DE C.V.	99.99%
ADMINISTRACIÒN Y CONTROL DE LA PRODUCCIÒN, S.A. DE C.V.	99.99%
SIDERÙRGICA DEL GOLFO, S.A. DE C.V.	99.99%
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V. (1)	99.99%
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	99.99%
OPERADORA ICH, S.A. DE C.V.	99.99%
ACEROS CH, S.A. DE C.V.	99.99%
ADMINISTRACIÒN DE EMPRESAS, S.A. DE C.V.	99.99%
SERVICIOS CH, S.A. DE C.V.	99.99%
PROCARSA INDUSTRIAL, S.A. DE C.V.	99.99%
LAMINAS Y MAQUILAS DEL NORTE, S.A. DE C.V. (1)	99.99%
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)	99.99%
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)	99.99%
OPERADORA DE TUBERIA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)	99.99%
OPERADORA DE LAMINADOS Y PERFILES MONTERREY. S.A. DE C.V. (1)	99.99%

OPERADORA DE LAMINA Y MAQUILAS DEL NORTE, S.A. DE C.V. (1) 99.99%

HOLDING PROTEL, S.A. DE C.V. (A PARTIR DE 2006) 100%

COMPAÑÍA SIDERÙRGICA DEL GOLFO S.A. DE C.V. (A PARTIR DE 2006) 100%

INDUSTRIAL PROCARSA S.A. DE C.V. (A PARTIR DE 2006) 100%

NUEVA PYTSA INDUSTRIAL, S.A. DE C.V. (A PARTIR DE 2006) 100%

(1) COMPAÑIAS EN SUSPENSION DE ACTIVIDADES

ORGANIGRAMA:



X). DESCRIPCIÓN DE SUS PRINCIPALES ACTIVOS

LOS PRINCIPALES ACTIVOS SE ANALIZAN CON EL SIGUIENTE CUADRO:

(MILES DE PESOS)

CONCEPTO	2006	%	2005.	%
TERRENOS	839	5.6	844	5.9
EDIFICIOS	3,477	23.3	2,972	20.9
MAQUINARIA Y EQUIPO	10,306	68.9	9,624	67.6
EQUIPO DE TRANSPORTE	85	0.6	91	0.6
MUEBLES, ENSERES Y EQUIPO DE COMPUTO	79	0.5	82	0.6
CONSTRUCCIONES EN PROCESO Y MAQUINARIA EN INSTALACION	158	1.1	622	4.3
SUBTOTAL	14,944		14,235	
DEPRECIACION ACUMULADA	5,519		4,842	
TOTAL	9,425		9,393	



Republic
Republic
Republic
SIMEC
SIMEC
SIMEC

MÁS DE LA MITAD DE LOS ACTIVOS DE INDUSTRIAS CH S.A.B. DE C.V. SON ACTIVOS FIJOS DEBIDO A QUE LA INDUSTRIA SIDERÙRGICA DE LA CUAL FORMAMOS PARTE ES UN SECTOR INTENSIVO EN CAPITAL Y QUE REQUIERE DE ALTAS INVERSIONES Y RECONVERSIONES PARA SER COMPETITIVA A NIVEL GLOBAL. SEIS DE NUESTRAS PLANTAS (TLANEPANTLA, ESTADO DE MÉXICO; GUADALAJARA, JALISCO; MEXICALI, BAJA CALIFORNIA; APIZACO, TLAXCALA; CANTON, OHIO; Y LORAIN, OHIO) SON FUNDIDORAS DE ACERO, ES DECIR, SU MATERIA PRIMA ES CHATARRA, ARRABIO FIERRO ESPONJA, MINERAL DE HIERRO Y COQUE LA CUAL ES CONVERTIDA EN ACERO LÌQUIDO A TRAVÉS DEL PROCESO DE FUNDICIÓN. DICHO ACERO LÍQUIDO ES CONVERTIDO EN PALANQUILLAS Y/O BILLETS, LOS CUALES A SU VEZ SE RECALIENTAN PARA SER CONVERTIDOS EN PRODUCTO FINAL: VARILLA, BARRAS CUADRADAS, BARRAS REDONDAS, SOLERAS, ÁNGULOS, VIGAS POR EL PROCESO DE LAMINACIÓN EN CALIENTE. EN CONJUNTO LAS CUATRO PLANTAS ANTES MENCIONADAS TIENEN UNA CAPACIDAD INSTALADA QUE SOBREPASA LAS 3,000,000 TONELADAS ANUALES DE PRODUCCIÓN; POR OTRO LADO, LAS PLANTAS DE MATAMOROS, TAMAULIPAS; Y LAKAWANA, NUEVA YORK CUENTAN CON TRENES DE LAMINACIÓN EN CALIENTE PARA FABRICAR PERFILES ESTRUCTURALES, PERFILES COMERCIALES Y ACEROS ESPECIALES Y SU CAPACIDAD INSTALADA SUPERA LAS 650,000 TONELADAS ANUALES DE ACERO. ESTA EMPRESA TIENE PROCESOS DE LAMINACIÓN Y PRODUCTOS SIMILARES A LAS DE LAS PLANTAS MENCIONADAS ANTERIORMENTE; NO CUENTA CON FUNDICIÓN PARA GENERAR SU PROPIA PALANQUILLA, LA PLANTA DE CHOLULA, PUEBLA; MASSILLION (2) OHIO; GARY, INDIANA; Y HAMILTON, ONTARIO SON LAS ENCARGADAS DE PROCESAR Y AGREGAR VALOR (ESTIRANDO EN FRÍO, TORNEANDO, CORTANDO Y TRATANDO TÉRMICAMENTE) A LAS BARRAS DE ACERO PRODUCIDAS EN LA PLANTA DE APIZACO, TLAXCALA; LORAIN, OHIO; Y LAKAWANA, NUEVA YORK PRINCIPALMENTE.

POR ÙLTIMO LAS PLANTAS FABRICANTES DE TUBERÍA CON COSTURA Y PERFILES TUBULARES UBICADAS EN CD. FRONTERA, COAHUILA Y ECATEPEC, ESTADO DE MÉXICO, PARTEN DE ACEROS PLANOS PARA TRANSFORMAR LÁMINA Y PLACA EN TUBERÍAS REDONDAS Y CUADRADAS EN DIFERENTES DIÁMETROS Y SU CAPACIDAD INSTALADA CONJUNTA SUPERA TAMBIÉN LAS 300,000 TONELADAS DE ACERO.

PODEMOS CON ESTO RESUMIR QUE LA CAPACIDAD INSTALADA TOTAL DE INDUSTRIAS CH, ES DE APROXIMADAMENTE 3,950,000 TONELADAS DE ACERO LIQUIDO ANUAL.

TODOS LOS ACTIVOS MENCIONADOS ANTERIORMENTE SON PROPIEDAD DE INDUSTRIAS CH, Y POR EL MOMENTO NO HAY NINGÚN ACTIVO DE LA EMPRESA DADO EN GARANTÍA, NUESTROS EQUIPOS DE PRODUCCIÓN ESTÁN CERTIFICADOS POR LAS DEPENDENCIAS AMBIENTALES DEL GOBIERNO PARA TRABAJAR SIN NINGUNA SALVEDAD Y A TODA SU CAPACIDAD SIN CAUSAR NINGÚN DAÑO AL MEDIO AMBIENTE.

PLANTA	UBICACIÓN	SUPERFICIE	LÍNEA DE PRODUCCIÓN (% DE PRODUCCIÓN)	VOLUMEN DE PRODUCCIÓN (ANUAL)	CAPACIDAD INSTALADA (ANUAL)	CAPACIDAD UTILIZADA	EQUIPO
GUADALAJARA	GUADALAJARA, JALISCO, MÉXICO	100,000 METROS CUADRADOS	PERFILES ESTRUCTURALES (56%); Y PERFILES COMERCIALES (23%) ACEROS ESPECIALES (21%)	422,400 TONELADAS	480,000 TONELADAS	88%	HORNOS DE FUNDICIÓN CON COLADA CONTINUA, TRENES DE LAMINACIÓN E INSTALACIONES DE PROCESAMIENTO PARA BARRAS
APIZACO*	APIZACO, TLAXCALA, MÉXICO	600,000 METROS CUADRADOS	ACEROS ESPECIALES (51%); VARILLA (31%); Y PERFILES COMERCIALES (18%)	422,740 TONELADAS	460,000TONELADAS	91.9%	HORNOS DE FUNDICIÓN CON DEGASIFICADO COLADA CONTINUA Y TRENES DE LAMINACIÓN PARA BARRAS.
MONCLOVA	MONCLOVA, COAHUILA, MÉXICO	400,000 METROS CUADRADOS	TUBERÍA CON COSTURA (100%)	210,000 TONELADAS	300,000 TONELADAS	70%	LÍNEAS DE CORTE, MOLINOS DE FORMADO Y SOLDADURA POR RESISTENCIA ELÉCTRICA, PRUEBAS HIDROSTÁTICAS Y DE ULTRASONIDO EN LÍNEAS DE PROCESAMIENTO
MATAMOROS	MATAMOROS, TAMAULIPAS, MÉXICO	100,000 METROS CUADRADOS	PERFILES COMERCIALES (53%); Y PERFILES ESTRUCTURALES (47%)	175,000 TONELADAS	250,000 TONELADAS	70%	TRENES DE LAMINACIÓN PARA BARRAS
MEXICALI	MEXICALI, BAJA CALIFORNIA, MÉXICO	300,000 METROS CUADRADOS	PERFILES ESTRUCTURALES (41%); Y VARILLA (35%) PERFILES COMERCIALES (24%)	214,250 TONELADAS	250,000 TONELADAS	85.7%	HORNOS DE FUNDICIÓN CON COLADA CONTINUA Y TRENES DE LAMINACIÓN PARA BARRAS

TLALNEPANTLA	TLALNEPANTLA, ESTADO DE MÉXICO, MÉXICO	200,000 METROS CUADRADOS	ACEROS ESPECIALES (100%)	68,000 TONELADAS	100,000 TONELADAS	68%	HORNOS DE FUNDICIÓN CON DEGASIFICADO Y MOLDES PARA VACIADO EN LINGOTES, MOLINO DE REDUCCIÓN A PALANQUILLA Y TREN DE LAMINACIÓN, EQUIPOS DE ESTIRADO EN FRIO, TORNEADO Y TRATAMIENTO TERMICO PARA BARRAS.
ECATEPEC	ECATEPEC, ESTADO DE MÉXICO, MÉXICO	30,000 METROS CUADRADOS	TUBERÍA CON COSTURA (100%)	69,000 TONELADAS	100,000 TONELADAS	69%	LÍNEAS DE CORTE, MOLINOS DE FORMADO Y SOLDADURA POR RESISTENCIA ELÉCTRICA Y PRENSAS
CHOLULA*	CHOLULA, PUEBLA, MÉXICO	30,000 METROS CUADRADOS	ACEROS ESPECIALES (100%)	36,000 TONELADAS	40,000 TONELADAS	90%	EQUIPOS DE ESTIRADO EN FRÍO Y TORNEADO PARA BARRAS
CANTON	CANTON, OHIO,E.U.A.	486,160 METROS CUADRADOS	ACEROS ESPECIALES (100%)	517,059 TONELADAS (ALGUNAS TONELADAS QUE SE PRODUCEN EN ESTA PLANTA SE MANDAN A MASILLION, GARY Y LACKAWANNA PARA SER ACABADAS)	787,000 TONELADAS	66%	ALTOS HORNOS, TANQUE DE DESGASIFICADO COLADA CONTINUA, TRENES DE LAMINACIÓN PARA BARRA Y ALAMBRON
LORAIN	LORAIN, OHIO, E.U.A.	589,000 METROS CUADRADOS	ACEROS ESPECIALES (100%)	1´116,395 TONELADAS DE BILLET Y 645,260 DE LAMINACION	1´169,000 TONELADAS DE BILLET Y 838,000 DE LAMINACION	95.5% DE ACERIA Y 77% DE LAMINACION	HORNOS DE ARCO ELÉCTRICO, TANQUE DE DESGASIFICADO, COLADA CONTINUA, TRENES DE LAMINACIÓN
MASILLION	MASILLION, OHIO, E.U.A.	154,230 METROS CUADRADOS	ACEROS ESPECIALES (100%)	98,500 TONELADAS	125,000 TONELADAS	78.8%	EQUIPOS DE ESTIRADO EN FRIO, TORNEADO Y TRATAMIENTO TERMICO PARA BARRAS
GARY	GARY, INDIANA, E.U.A.	81,077 METROS CUADRADOS	ACEROS ESPECIALES (100%)	43,665 TONELADAS	71,000 TONELADAS	61.5%	EQUIPOS DE ESTIRADO EN FRIO, TORNEADO Y TRATAMIENTO TERMICO PARA BARRAS

LACKAWANNA	BLASDELL, NUEVA YPRK, E.U.A.	310,900 METROS CUADRADOS	ACEROS ESPECIALES (100%)	470,560 TONELADAS	544,000 TONELADAS	86.5%	HORNO DE RECALENTADO, TRENES DE LAMINACION PARA BARRAS Y ALAMBRON
HAMILTON	HAMILTON, ONTARIO, CANADA	42,370 METROS CUADRADOS	ACEROS ESPECIALES (100%)	38,350 TONELADAS	59,000 TONELADAS	65%	EQUIPOS DE ESTIRADO EN FRIO, TORNEADO Y TRATAMIENTO TERMICO PARA BARRAS
TOTAL	14 PLANTAS	3'423,737 METROS CUADRADOS	—	3'901,919 TONELADAS	4'735,000 TONELADAS		—

XI). PROCESOS JUDICIALES, ADMINISTRATIVOS O ARBITRALES

LA ADMINISTRACIÓN DE LA EMPRESA CONSIDERA QUE LOS ASUNTOS JUDICIALES EN LOS QUE ES PARTE ACTORA O DEMANDADA NO REPRESENTAN CONTINGENCIAS RELEVANTES QUE PUEDAN AFECTAR DE UNA MANERA IMPORTANTE EL CURSO DEL NEGOCIO, ADEMÁS SUS ASESORES LEGALES OPINAN QUE SE DEBEN OBTENER RESULTADOS POSITIVOS EN DICHOS PROCEDIMIENTOS.

EN EL CURSO DE OPERACIONES DE NEGOCIOS LA SUBSIDIARIA SIMEC Y SUBSIDIARIAS, HAN SIDO SEÑALADAS COMO DEMANDADAS EN UNA GRAN VARIEDAD DE ACCIONES LEGALES, AL RESPECTO SIMEC, CONSIDERA QUE TALES ACCIONES O PROCEDIMIENTOS SE ENCUENTRAN CUBIERTOS, SEGUROS O BIEN, NO TENDRÁN UN EFECTO SIGNIFICATIVO EN SU CONDICIÓN FINANCIERA Y DE NEGOCIOS EN LA EMPRESA EN SU TOTALIDAD.

XII). ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL

ESTRUCTURA DEL CAPITAL SOCIAL

AL 31 DE DICIEMBRE DEL 2006, EL IMPORTE DEL CAPITAL SOCIAL DE INDUSTRIAS CH, ERA DE $5,099 MILLONES DE PESOS (HISTÓRICOS), LOS CUALES REPRESENTAN EL CAPITAL SOCIAL MÍNIMO FIJO SIN DERECHO A RETIRO, INTEGRADOS POR 436,574,580 ACCIONES ORDINARIAS, NOMINATIVAS, SIN EXPRESIÓN DE VALOR NOMINAL, DE LA SERIE "B" CLASE "I".

LA PARTE VARIABLE DEL CAPITAL NO PODRÁ EXCEDER DE DIEZ VECES LA CANTIDAD REPRESENTADA POR LA PARTE FIJA. LA PARTE FIJA DEL CAPITAL SOCIAL DE INDUSTRIAS CH, PUEDE INCREMENTARSE O DISMINUIRSE POR MEDIO DE UNA RESOLUCIÓN EMITIDA POR LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS. LA PARTE VARIABLE DEL CAPITAL SOCIAL DE LA EMPRESA PUEDE INCREMENTARSE POR MEDIO DE UNA RESOLUCIÓN EMITIDA EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS. CUALQUIER INCREMENTO O DISMINUCIÓN EN EL CAPITAL SOCIAL DE LA EMPRESA DEBE REGISTRASE EN EL REGISTRO DE VARIACIONES DE CAPITAL DE LA EMPRESA.

EVENTO RELEVANTE

EN MARZO DEL 2006, REPUBLIC LIQUIDO LA DEUDA FINANCIERA, LA CUAL TENIA VENCIMIENTO HASTA EL AÑO 2009. HISTÓRICAMENTE ESTA DEUDA REPRESENTÓ UN ENORME PROBLEMA PARA EL SANO DESARROLLO DE REPUBLIC; YA QUE EN EL AÑO 2000 SUS PASIVOS BANCARIOS ERAN DE $1,000 (MILLONES DE DÓLARES) APROXIMADAMENTE.

RECOMPRA DE ACCIONES

LAS EMPRESAS INSCRITAS EN LA BOLSA MEXICANA DE VALORES, TIENEN LA POSIBILIDAD DE ADQUIRIR TEMPORALMENTE PARTE DE SUS ACCIONES, CON OBJETO DE FORTALECER LA OFERTA Y DEMANDA EN EL MERCADO DE VALORES, EL PLAZO MÁXIMO PARA RECOLOCAR LAS ACCIONES RECOMPRADAS ENTRE EL PÙBLICO INVERSIONISTA NO DEBE EXCEDER DE UN AÑO A PARTIR DE SU FECHA DE ADQUISICIÓN PRORROGABLE POR TRES MESES MAS, PREVIA AUTORIZACIÓN DE LA COMISIÓN NACIONAL BANCARIA Y DE VALORES.

DURANTE 2003, INDUSTRIAS CH, VENDIÓ 457,600 ACCIONES RECOMPRADAS EN $10,339 (MILES DE PESOS) CON VALOR DE COMPRA DE $7,422 (MILES DE PESOS), OBTENIENDO UNA UTILIDAD DE $2,918 (MILES DE PESOS), TAMBIÉN COMPRO 40,800 ACCIONES PROPIAS POR $988 (MILES DE PESOS)

AL 31 DE DICIEMBRE DE 2004, INDUSTRIAS CH, POSEÍA 839,100 ACCIONES RECOMPRADAS, A UN PRECIO PROMEDIO DE $15.82 POR ACCIÓN, EL MONTO AUTORIZADO POR LOS ACCIONISTAS PARA RESERVA DE RECOMPRAS ES DE $316,471 (MILES DE PESOS).

EL VALOR DE MERCADO AL 31 DE DICIEMBRE DE 2006 ES DE $46.04 PESOS POR ACCIÓN.

AL 31 DE ENERO DE 2005, SE APROBÒ LA DIVISION (SPLIT) DE LAS ACCIONES EN CIRCULACION, MEDIANTE LA EMISIÒN Y ENTREGA A LOS ACCIONISTAS LIBRE DE PAGO DE TRES NUEVAS ACCIONES POR CADA UNA DE LAS ACCIONES DE LAS QUE ERAN TITULARES, CON ESTA DIVISION, LAS NUEVAS ACCIONES QUEDARON EN 2,517,300 ACCIONES, MISMAS QUE AL 31 DE DICIEMBRE DE 2006, NO HAN CAMBIADO.

XIII). DIVIDENDOS

INDUSTRIAS CH, EN EL EJERCICIO 2006 NO DECRETO NINGÚN DIVIDENDO, DE IGUAL FORMA EN LOS EJERCICIOS ANTERIORES (DESDE EL AÑO DE 1991) NO SE HAN REPARTIDO DIVIDENDOS Y ELLO SE DEBE PRINCIPALMENTE A LA SIGUIENTE POLÍTICA:

LAS UTILIDADES SE REINVERTIRÁN DE TAL MANERA QUE LA UTILIZACIÓN DE PASIVOS CON INSTITUCIONES FINANCIERAS SEA MÍNIMO Y POR TANTO, EL PAGO DE INTERÉS SE MANTENGA EN NIVELES BAJOS.

ADEMÁS, CABE MENCIONAR, NUESTROS PROYECTOS DE INVERSIÓN PARA LOS SIGUIENTES AÑOS REQUERIRÁN DE IMPORTANTES CANTIDADES DE EFECTIVO Y ELLO IMPLICA LA REINVERSIÓN DE UTILIDADES.

DERIVADO A LO ANTERIOR, LOS RECURSOS PROVENIENTES POR LA REINVERSIÓN DE UTILIDADES GENERADAS POR INDUSTRIAS CH, SON LAS PRINCIPALES FUENTES DE FINANCIAMIENTO QUE PERMITIRÁN, LLEVAR A CABO SUS PROGRAMAS DE EXPANSIÓN, ASEGURANDO CON ESTO LA SOLIDEZ FINANCIERA, NECESARIA PARA LA OPERACIÓN NORMAL, EL FORTALECIMIENTO Y EL CRECIMIENTO DE LA EMPRESA

3) INFORMACIÓN FINANCIERA.

A) INFORMACIÓN FINANCIERA SELECCIONADA.

LA INFORMACIÓN ESTABLECIDA A CONTINUACIÓN HA SIDO SELECCIONADA O SE DERIVA DE LOS ESTADOS FINANCIEROS AUDITADOS CONSOLIDADOS DE LA EMPRESA CON SUS RESPECTIVAS NOTAS POR LOS AÑOS TERMINADOS EN LAS FECHAS MENCIONADAS

AÑOS TERMINADOS EL 31 DE DICIEMBRE
(MILES DE PESOS)

PRODUCTO	2006	%	2005	%	2004	%
VENTAS TOTALES	26,171,278	100	16,617,801	100	8,859,652	100
UTILIDAD BRUTA	4,815,267	18.4	3,052,108	18.3	3,374,188	38.0
UTILIDAD DE OPERACIÓN	3,300,880	12.6	1,829,255	11.0	2,415,099	27.2
INGRESOS POR INTERESES NETOS	81,576	0.3	15,147	0.1	80,124	0.9
UTILIDAD NETA MAYORITARIA	2,331,786	8.9	1,639,639	9.8	2,025,065	22.8
UTILIDAD POR ACCIÓN (PESOS)	5.34		11.50		19.50	
ACTIVO TOTAL	22,092,403	100	19,995,554	100	14,682,448	100
ACTIVO CIRCULANTE	12,113,989	54.8	9,880,917	49.4	5,971,156	40.6
INMUEBLES MAQUINARIA Y EQUIPO NETO	9,425,594	42.6	9,393,990	46.9	8,312,394	56.6
PASIVO TOTAL	5,922,727	26.8	6,337,778	31.7	4,402,940	29.9
PASIVO CIRCULANTE	2,985,533	13.5	3,105,918	15.5	1,498,690	10.2
PASIVO A LARGO PLAZO	2,937,194	13.3	3,231,860	16.2	2,904,251	19.7
CAPITAL CONTABLE	16,169,676	73.2	13,657,776	68.3	10,279,507	70.1
TOTAL PASIVO MAS CAPITAL	22,092,403	100	19,995,554	100	14,682,448	100

B) INFORMACIÓN FINANCIERA POR LÍNEA DE NEGOCIO, ZONA GEOGRÁFICA Y VENTAS DE EXPORTACIÓN.

VENTAS POR LÍNEA DE NEGOCIO Y ZONA GEOGRÁFICA.

COMPAÑÍA SIDERÙRGICA DE CALIFORNIA. (PLANTA MEXICALI)

ESTÀ UBICADA EN MEXICALI, BC. EN LA FRONTERA NORTE DEL PAÍS, ESTA EMPRESA SE DEDICA PRINCIPALMENTE A LA FABRICACIÓN DE ACEROS ESPECIALES, PERFILES ESTRUCTURALES Y CORRUGADOS, SUS EXPORTACIONES SON ALREDEDOR DEL 50% DE SUS VENTAS TOTALES.

TUBERÍAS PROCARSA.

EMPRESA UBICADA EN CD. FRONTERA, COAH. CERCA DE LA FRONTERA DEL NORTE DEL PAÍS, ESTA COMPAÑÍA PRODUCE PRINCIPALMENTE, TUBERÍA CON COSTURA DE GRAN CALIBRE, LA CUAL ES UTILIZADA PRINCIPALMENTE POR LA INDUSTRIA PETROLERA Y LA CONSTRUCCIÓN, EL TOTAL DE SUS EXPORTACIONES ES DE 17% DE SUS VENTAS TOTALES APROXIMADAMENTE.

SIDERÙRGICA DEL GOLFO.

ESTA UBICADA EN MATAMOROS, TAMPS. EN LA FRONTERA NORTE DEL PAÍS, ESTA EMPRESA SE DEDICA A LA FABRICACIÓN DE PERFILES ESTRUCTURALES Y COMERCIALES, LAS EXPORTACIONES DE ESTA PLANTA SON APROXIMADAMENTE EL 22% DE SUS VENTAS TOTALES.

COMPAÑÍA SIDERÚRGICA DE CALIFORNIA (PLANTA GUADALAJARA)

ESTA EMPRESA SE ENCUENTRA UBICADA EN GUADALAJARA, JAL., PRODUCE PRINCIPALMENTE ACEROS ESPECIALES, VARILLA, PERFILES COMERCIALES Y ESTRUCTURALES, EL TOTAL DE SUS EXPORTACIONES ES DE APROXIMADAMENTE EL 5% DE SUS VENTAS TOTALES.

OPERADORA ICH.

ESTA UBICADA EN TLALNEPANTLA, ESTADO DE MÉXICO. SE DEDICA PRINCIPALMENTE A LA PRODUCCIÓN DE ACEROS ESPECIALES EL TOTAL DE SUS EXPORTACIONES ES DE APROXIMADAMENTE EL 28% DE SUS VENTAS TOTALES.

PYTSA INDUSTRIAL.

ESTA COMPAÑÍA ESTA UBICADA EN ECATEPEC, EDO. DE MÉXICO. SU PRINCIPAL PRODUCCIÓN ES LA DE TUBO DE DIÁMETRO PEQUEÑO Y PERFILES TUBULARES, ESTA EMPRESA NO TIENE EXPORTACIONES, TODA SU VENTA SE CANALIZA AL MERCADO NACIONAL.

REPUBLIC

DEDICADA A LA FABRICACIÓN DE ACEROS ESPECIALES Y QUE ES PROPIETARIA DE SEIS PLANTAS DE PRODUCCIÓN EN LOS E.U.A. UBICADAS EN CANTON, LORAIN, MASSILLION (2), OHIO; LACKAWANA NUEVA YORK, GARY INDIANA, Y UNA MAS EN CANADÁ LOCALIZADA EN HAMILTON, ONTARIO.

VENTAS POR SEGMENTO (GEOGRÁFICA Y POR LÍNEA DE PRODUCTOS)

LAS VENTAS DE INDUSTRIAS CH, SE EFECTÚAN PRINCIPALMENTE EN MÉXICO Y EN LOS ESTADOS UNIDOS DE NORTEAMÉRICA Y SE DESTINA BÁSICAMENTE A LOS MERCADOS DE LA INDUSTRIA DE LA TRANSFORMACIÓN Y DE CONSTRUCCIÓN, EN LOS CUADROS SIGUIENTES SE PRESENTAN LAS VENTAS POR SEGMENTO.

VENTAS NACIONALES (MILLONES DE PESOS)						
PRODUCTO	2006	%	2005.	%	2004	%
ACEROS ESPECIALES	4,116	40.1	2,110	24.5	3,307	42.7
TUBERÍAS CON COSTURA	1,134	11.0	937	10.8	1,224	15.7
PERFILES ESTRUCTURALES	1,892	18.5	1,748	20.3	1,302	16.8
PERFILES COMERCIALES	1,449	14.2	2,890	33.6	892	11.5
CORRUGADO	1,654	16.2	936	10.8	1,024	13.3
TOTAL	10,245	100	8,621	100	7,749	100

VENTAS EXPORTACIÓN (MILLONES DE PESOS)						
PRODUCTO	**2006**	**%**	**2005.**	**%**	**2004**	**%**
ACEROS ESPECIALES	15,095	94.7	6,324	38	307	3.4
TUBERÍAS CON COSTURA	185	1.1	438	2.6	286	3.2
PERFILES ESTRUCTURALES	272	1.6	314	1.8	84	.9
PERFILES COMERCIALES	185	1.5	451	2.7	52	.5
CORRUGADO	189	1.1	469	2.8	382	4.2
TOTAL	15,926	100	7,996	47.9	1,111	10012.5
VENTAS TOTALES	26,171		16,617	100	8,860	100

LAS VENTAS DE INDUSTRIAS CH, SE EFECTÚAN PRINCIPALMENTE EN MÉXICO Y EN LOS ESTADOS UNIDOS DE AMÉRICA, Y SE DESTINAN BÁSICAMENTE A LOS MERCADOS DE LA CONSTRUCCIÓN.

LA COMPAÑÍA TIENE VENTAS NETAS A CLIENTES DE LOS SIGUIENTES PAÍSES O REGIONES:

VENTAS POR REGIONES (MILLONES DE PESOS)						
REGIÓN-PAÍS	**2006**	**%**	**2005**	**%**	**2004**	**%**
MÉXICO	10,245	39.1	8,621	51.9	7,749	87.5
ESTADOS UNIDOS DE AMÉRICA	14,709	56.2	7,544	45.4	1,090	12.3
CANADA	632	2.5	349	2.1	0	0
LATINOAMÉRICA	180	.6	102	.6	16	.2
OTROS	405	1.6	1	0	4	0
TOTAL	26,171	100	16,617	100	8,860	100

C) INFORME CRÉDITOS RELEVANTES.

EN LA ACTUALIDAD, INDUSTRIAS CH, NO CUENTA CON NINGÚN CRÉDITO RELEVANTE, REFLEJANDO EN SU INFORMACIÓN FINANCIERA UNA GRAN LIQUIDEZ, GENERADA POR SUS PLANTAS PRODUCTORAS.

D) COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE OPERACIONES Y SITUACIÓN FINANCIERA DE LA COMPAÑÍA.

I) RESULTADOS DE OPERACIÓN

INDUSTRIAS CH, ALCANZÒ LOS OBJETIVOS FIJADOS PARA EL AÑO 2006, LOGRANDO CONSOLIDAR UN CRECIMIENTO SANO, FORTALECIENDO FINANCIERAMENTE A LAS EMPRESAS QUE FORMAN EL GRUPO. A CONTINUACIÓN MENCIONAMOS ALGUNOS DE LOS INDICADORES FINANCIEROS EN LAS OPERACIONES DE INDUSTRIAS CH:

LAS VENTAS NETAS SE INCREMENTARON EN $ 9,553 (MILLONES DE PESOS), Y REPRESENTARON UN INCREMENTO DEL 57.4% CON RESPECTO AL MISMO PERIODO DEL AÑO ANTERIOR, DERIVADO A UNA BUENA ESTRATEGIA DE MERCADO QUE NOS PERMITIÓ DESPLAZAR MAS VOLUMEN ASÍ COMO A UNA EXCELENTE NEGOCIACIÓN EN LOS PRECIOS DE VENTA, AUNADO TAMBIÉN LA INCORPORACIÓN DE LAS PLANTAS DE REPUBLIC.

EL COSTO DE VENTAS REPRESENTA EL 81.6% RESPECTO A LAS VENTAS, AL COMPARARLO CON EL MISMO PERIODO EL AÑO ANTERIOR, PRESENTA UNA VARIACIÒN FAVORABLE DEL 0.4%

RESULTADO NETO DE INDUSTRIAS CH, AUMENTO EN $810 (MILLONES DE PESOS) CON RESPECTO AL EJERCICIO ANTERIOR.

EL CAPITAL CONTABLE DE LA EMPRESA REPRESENTA EL 73% DE LOS ACTIVOS TOTALES DE LA COMPAÑÍA Y COMO CONSECUENCIA DE ELLO, EL APALANCAMIENTO TAN SOLO REPRESENTA LA MITAD DEL CAPITAL CONTABLE, LO CUAL CUMPLE CON LAS POLÌTICAS DE ENDEUDAMIENTO DE LA COMPAÑÍA.

II) SITUACIÓN FINANCIERA, LIQUIDEZ Y RECURSOS DE CAPITAL.

	CONCEPTOS	2006	2005.	2004
	RESULTADO NETO A VENTAS NETAS	10%	11%	25.4%
	RESULTADO NETO A CAPITAL CONTABLE	16%	13.4%	21.9%
	RESULTADO NETO A ACTIVO TOTAL	12%	9.1%	15.3%
	VENTAS NETAS A ACTIVO TOTAL	1.18 VECES	0.8 VECES	0.6 VECES
	VENTAS NETAS A ACTIVO FIJO	2.77 VECES	1.70 VECES	1.0 VECES
	ROTACIÓN DE INVENTARIOS	3.26 VECES	2.4 VECES	1.5 VECES
	PASIVO TOTAL A ACTIVO TOTAL	26.8%	32%	29%
	PASIVO TOTAL A CAPITAL CONTABLE	0.3 VECES	0.4 VECES	0.4 VECES
	VENTAS NETAS A PASIVO TOTAL	4.4 VECES	2.6 VECES	2 VECES
	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	4.0 VECES	3.1 VECES	3.9 VECES
	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.86 VECES	1.40 VECES	1.6 VECES
	ACTIVO CIRCULANTE A PASIVO TOTAL	2.0 VECES	1.50 VECES	1.3 VECES
	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	85.7%	23.5%	45.7%

ESTOS INDICADORES MUESTRAN POR UN LADO LA SÓLIDA POSICIÓN DE LA COMPAÑÍA, DEBIDO PRINCIPALMENTE A SU POLÍTICA DE REINVERSIÓN DE UTILIDADES Y BAJO ENDEUDAMIENTO Y DE EXPANSIÓN AGRESIVA.

DURANTE EL AÑO 2000 INDUSTRIAS CH, NO OBTUVO FINANCIAMIENTOS EXTERNOS, PARA SU OPERACIÓN. EN ESE MISMO AÑO CELEBRÒ UN CONTRATO, PARA LA ADQUISICIÓN DE LAS ACCIONES DE GRUPO SIMEC, S.A.B. DE C.V. EL 22 DE DICIEMBRE, SUJETO A CIERTAS CONDICIONES, EN UN PRECIO DE $ 84,111,622 DÓLARES, PAGADOS CON RECURSOS PROPIOS DE LA OPERACIÓN. LA FECHA DE CIERRE DE ESTA OPERACIÓN FUE EL 29 DE MARZO DEL 2001.

DERIVADO DE ESTA OPERACIÓN INDUSTRIAS CH, ADQUIRIÓ EL 82.5% DE LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE SIMEC, COMPAÑÍA TENEDORA DE EMPRESAS CON PLANTAS DEDICADAS PRINCIPALMENTE A LA FABRICACIÓN DE ACEROS ESPECIALES, PERFILES COMERCIALES Y ESTRUCTURALES DE ACERO Y VARILLA, UBICADAS EN GUADALAJARA, JAL., Y MEXICALI, B.C.

CON FECHA 27 DE AGOSTO DE 2001, EN ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE SIMEC, SE APROBÓ EL AUMENTO DE CAPITAL SOCIAL EN SU PARTE VARIABLE, POR LA CANTIDAD DE $ 663 MILLONES DE PESOS, EL CUAL FUE SUSCRITO Y PAGADO POR INDUSTRIAS CH, MEDIANTE CAPITALIZACIÓN DE DEUDA.

CON FECHA 5 DE JUNIO DEL 2002, EN LA ASAMBLEA GENERAL DE ACCIONISTAS DE GRUPO SIMEC, S.A.B. DE C.V., SE APROBÓ EL AUMENTO DE CAPITAL SOCIAL DE $ 306 MILLONES DE PESOS, DE LOS CUALES $ 253 MILLONES DE PESOS FUERON SUSCRITOS Y PAGADOS POR INDUSTRIAS CH MEDIANTE LA CAPITALIZACIÓN DE DEUDA,

CON FECHA 20 DE MARZO DEL 2002, GRUPO SIMEC, S.A.B. DE C.V. Y COMPAÑÍA

SIDERÙRGICA DE GUADALAJARA, S.A. DE C.V. RECIBIERON AUTORIZACIÓN POR PARTE DEL BANCO NACIONAL DE MÉXICO, S.A. (BANAMEX) EN SU CALIDAD DE AGENTE DE LOS ACREEDORES FINANCIEROS DE LA DEUDA QUE COMPAÑÍA SIDERÙRGICA DE GUADALAJARA TENÌA CON ESTOS, PARA LLEVAR ACABO LA REESTRUCTURA CORPORATIVA DE GRUPO SIMEC, S.A.B. DE C.V., CON EL FIN DE OPTIMIZAR SUS OPERACIONES.

DURANTE EL EJERCICIO TERMINADO AL 31 DE DICIEMBRE DEL 2003, ALGUNAS SUBSIDIARIAS REALIZARON PAGOS POR $1,452,887 DÓLARES RELATIVOS A LAS AMORTIZACIONES CORRESPONDIENTES AL CONTRATO DE CRÉDITO CON HIPOTECA. ASÍ MISMO EL 18 DE MARZO DE 2004, Y DURANTE EL EJERCICIO 2003, SE REALIZARON PAGOS ANTICIPADOS POR 1,697,952 Y 29,930,517 DÓLARES, RESPECTIVAMENTE, CON EL CUAL SE LIQUIDO LA TOTALIDAD DE DICHO CRÉDITO.

DE ACUERDO AL ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA, LOS RECURSOS GENERADOS DE LA OPERACIÓN DEL 01 DE ENERO AL 31 DE DICIEMBRE DEL 2006, FUERON DE $ 2,689 (MILLONES DE PESOS) Y LOS RECURSOS UTILIZADOS POR FINANCIAMIENTO FUERON DE $ 461 (MILLONES DE PESOS) QUE INCLUYE PAGOS DE CRÉDITOS BANCARIOS DEL GRUPO SIMEC POR $ 1,452,887 DÓLARES Y $ 29,930,517 DÓLARES COMO PREPAGOS DE LOS CRÉDITOS BANCARIOS DE GRUPO SIMEC.

INDUSTRIAS CH, S.A.B. DE C.V., EN EL EJERCICIO 2006, NO HA OBTENIDO FINANCIAMIENTOS ADICIONALES PARA LA OPERACIÓN DE SUS SUBSIDIARIAS, HA MANTENIDO LA POLÍTICA DE BAJO ENDEUDAMIENTO DURANTE LOS ÚLTIMOS CINCO EJERCICIOS Y SE A DEDICADO HA REALIZAR PAGOS PARA REDUCIR DEUDA DE GRUPO SIMEC.

EL 11 DE FEBRERO DEL 2005, ICH REALIZÓ UNA OFERTA PÚBLICA MIXTA DE ACCIONES EN LA BOLSA MEXICANA DE VALORES POR UN IMPORTE DE $200 MILLONES DE DÓLARES, APROXIMADAMENTE. CON DICHA EMISIÓN LA EMPRESA RECUPERÓ LA POSICIÓN DE EFECTIVO QUE TENÍA ANTES DE LA COMPRA DE LOS ACTIVOS DE GRUPO SIDENOR EN MÉXICO, REALIZADA EN EL SEGUNDO SEMESTRE DEL 2004; LO QUE LE PERMITIÓ A ICH ADQUIRIR REPUBLIC EN JULIO DE 2005, SIN INCURRIR EN UN APALANCAMIENTO EXCESIVO. PREVIO A LA OFERTA PÚBLICA, LA ASAMBLEA GENERAL DE ACCIONISTAS DE ICH CELEBRADA EL 11 DE ENERO DEL 2005, AUTORIZÓ LA DIVISIÓN (SPLIT) DE LAS ACCIONES EN CIRCULACIÓN, MEDIANTE LA EMISIÓN Y ENTREGA A LOS ACCIONISTAS, LIBRE DE PAGO, DE TRES NUEVAS ACCIONES POR CADA UNA DE LAS QUE FUEREN TITULARES. ESTOS DOS FACTORES HAN PERMITIDO MEJORAR EL NIVEL DE LIQUIDEZ (BURSATILIDAD) DE LA ACCIÓN.

CON FECHA 22 DE JULIO DE 2005, GRUPO SIMEC E ICH, ADQUIRIERON EL 100% DE LAS ACCIONES DE PAV REPUBLIC INC.. DICHA CORPORACIÓN ES PROPIETARIA DE SEIS PLANTAS DE PRODUCCIÓN EN LOS E.U.A. UBICADAS EN CANTON, LORAIN, MASSILLION (2), OHIO; LACKAWANA NUEVA YORK, GARY INDIANA, Y UNA MAS EN CANADÁ LOCALIZADA EN HAMILTON, ONTARIO; PLANTAS DEDICADAS PRINCIPALMENTE A LA PRODUCCIÓN DE ACEROS ESPECIALES (SBQ). EL PRECIO DE LA TRANSACCIÓN FUE DE APROXIMADAMENTE $229 MILLONES DE DÓLARES. COMO CONSECUENCIA DE LA ADQUISICIÓN, LA CAPACIDAD INSTALADA ANUAL DE INDUSTRIAS CH AUMENTO EN 1.7 MILLONES DE TONELADAS DE PRODUCTO TERMINADO.

INSTRUMENTOS FINANCIEROS DERIVADOS

INDUSTRIAS CH, UTILIZA INSTRUMENTOS FINANCIEROS DERIVADOS, PRINCIPALMENTE PARA COMPENSAR LA EXPOSICIÓN A LOS RIESGOS DE MERCADO ORIGINADOS EN LOS CAMBIOS EN LOS PRECIOS DEL GAS NATURAL. LOS INSTRUMENTOS FINANCIEROS DERIVADOS *UTILIZADOS* ACTUALMENTE POR INDUSTRIAS CH, CONSISTEN EN CONTRATOS FUTUROS DE CONSUMO. INDUSTRIAS CH, SUSCRIBE CONTRATOS DE FUTUROS, LOS CUALES SON DESIGNADOS COMO COBERTURAS DE VOLÚMENES ESPECÍFICOS DE CONSUMO DE GAS NATURAL, QUE SERÁN COMPRADOS Y PROCESADOS EN UN MES A FUTURO, ESTOS CONTRATOS FUTUROS, LISTOS PARA SER INTERCAMBIADOS, SON RECONOCIDOS EN EL BALANCE GENERAL A SU VALOR RAZONABLE. CAMBIOS EN EL VALOR RAZONABLE DE CONTRATOS A FUTURO. QUE

SON ALTAMENTE EFECTIVOS Y QUE SON ASIGNADOS Y CALIFICAN COMO UNA COBERTURA DE FLUJO DE EFECTIVO Y SON REGISTRADOS EN LA UTILIDAD INTEGRAL EN EL CAPITAL CONTABLE, CONFORME AL BOLETÍN C-10 "INSTRUMENTOS FINANCIEROS DERIVADOS Y OPERACIONES DE COBERTURA", ADOPTADO POR INDUSTRIAS CH, EN FORMA ANTICIPADA.

A FINALES DE 2006, INDUSTRIAS CH Y ALGUNAS SUBSIDIARIAS, CONTRATARON INSTRUMENTOS FINANCIEROS DERIVADOS, CON FINES DE COBERTURA PARA CUBRIR EL RIESGO DE LA FLUCTUACIÓN DEL PRECIO DEL GAS NATURAL, CON PEMEX GAS Y PETROQUÍMICA BÁSICA. LA COBERTURA GARANTIZARA LOS CONSUMOS DE LAS EMPRESAS DE GAS NATURAL DE 2004 A 2006 A UN PRECIO FIJO QUE VA DE 4.285 A 4.462 DÓLARES POR MMBTU (UN MILLÓN DE UNIDADES TÉRMICAS BRITÁNICAS); DERIVADO DE ESTA OPERACIÓN, AL 31 DE DICIEMBRE DEL 2006, SE RECONOCIÓ UN ACTIVO POR $74 (MILLONES DE PESOS) Y UN PASIVO DIFERIDO POR ISR DE $6 (MILLONES DE PESOS), ASÍ COMO UNA UTILIDAD INTEGRAL NETA EN EL CAPITAL CONTABLE MAYORITARIO DE ($4) (MILLONES DE PESOS).

III) CONTROL INTERNO.

INDUSTRIAS CH, CUENTA CON RIGUROSOS CONTROLES INTERNOS EN TODOS LOS SECTORES PRODUCTIVOS DE CADA UNA DE SUS PLANTAS, SIEMPRE ENFOCADOS A UN SISTEMA DE CALIDAD TOTAL BASADO EN LA MEJORA CONTINUA DE SISTEMAS Y PROCESOS PARA LA OPTIMIZACIÓN DE TODAS LAS ACTIVIDADES DE LA EMPRESA Y CON EL PROPÓSITO DE SATISFACER LAS NECESIDADES DE LOS CLIENTES A TRAVÉS DE LA CONSTANTE SUPERACIÓN DE SUS EXPECTATIVAS.

INDUSTRIAS CH, BASA SU CONTROL EN LINEAMIENTOS DEFINIDOS DE ACUERDO A LOS PROCESOS DE LA EMPRESA, LOS CUALES ESTABLECEN LAS POLÍTICAS Y PROCEDIMIENTOS A SEGUIR EN CADA UNO DE ELLOS, ESTOS PROCEDIMIENTOS SON PARA COMPRA DE INSUMOS, PAGO DE SERVICIOS Y OTROS PROCEDIMIENTOS NECESARIOS PARA LA FABRICACIÓN DE LOS PRODUCTOS; CONTROL DE INVENTARIOS, PROCEDIMIENTOS PARA LA COMERCIALIZACIÓN DE LOS PRODUCTOS, POLÍTICAS PARA OTORGAR CRÉDITOS, POLÍTICAS Y PROCEDIMIENTOS PARA LA COBRANZA Y ADMINISTRACIÓN DE LOS RECURSOS FINANCIEROS Y POLÍTICAS PARA EL RESGUARDO DE LOS ACTIVOS FIJOS.

TODAS LAS POLÍTICAS Y PROCEDIMIENTOS ESTABLECIDOS ESTÁN ORIENTADAS PARA TENER UNA SEGURIDAD RAZONABLE DE SU REGISTRO, CONTROL Y SALVAGUARDA, LOS CUALES SON MANEJADOS DE ACUERDO A LAS NORMAS DE INFORMACION FINANCIERA MEXICANAS, APLICABLES EN CADA CASO.

EXISTE UN DEPARTAMENTO DE AUDITORÌA INTERNA QUE SE ENCARGA DE LA REVISIÓN Y SUPERVISIÓN DE ESTAS POLÍTICAS Y PROCEDIMIENTOS ESTABLECIDOS.

EL FUNCIONARIO RESPONSABLE DE ESTABLECER EL SISTEMA DE CONTROL INTERNO ES EL DIRECTOR GENERAL.

E). ESTIMACIONES CONTABLES CRÌTICAS

INDUSTRIAS CH, HA IDENTIFICADO CIERTA POLÍTICAS Y PRÀCTICAS CONTABLES CLAVES QUE IMPACTAN SU CONDICIÓN FINANCIERA Y RESULTADOS DE OPERACIÓN. LA PREPARACIÓN DE LOS ESTADOS FINANCIEROS REQUIERE QUE INDUSTRIAS CH, EFECTÚE ESTIMACIONES Y SUPOSICIONES QUE AFECTAN LOS IMPORTES REPORTADOS DE ACTIVOS Y PASIVOS Y LA REVELACIÓN DE ACTIVOS Y PASIVOS CONTINGENTES ASÍ COMO EN INGRESOS Y GASTOS. REGISTRADOS DURANTE EL EJERCICIO.

A LA FECHA, INDUSTRIAS CH, NO HA TENIDO NINGUNA ESTIMACIÓN CONTABLE CRÍTICA , ESTO DERIVADO DE LA SANA SITUACIÓN FINANCIERA CON LA QUE CUENTA LA EMPRESA Y DE LOS RESULTADOS CRECIENTES QUE HA TENIDO A TRAVÉS DE LOS AÑOS.

4) ADMINISTRACIÓN

A) AUDITORES EXTERNOS

AUDITORES: MANCERA, S.C. INTEGRANTE DE (ERNST & YOUNG GLOBAL).

LOS ESTADOS FINANCIEROS ANUALES AL 31 DE DICIEMBRE DE 2006 Y 2005 DE INDUSTRIAS CH Y SUBSIDIARIAS, HAN SIDO AUDITADOS POR EL DESPACHO DE CONTADORES PÚBLICOS MANCERA, S.C., INTEGRANTE DE ERNST & YOUNG GLOBAL, LOS ESTADOS FINANCIEROS DE LA SUBSIDIARIA DE REPUBLIC AL 31 DE DICIEMBRE DE 2005 FUERON AUDITADOS POR LA FIRMA BDO SEIDMAN, LLP.

LA AUDITORÌA A LOS ESTADOS FINANCIEROS DE INDUSTRIAS CH, Y SUS SUBSIDIARIAS, SE REALIZO DE ACUERDO A LAS NORMAS DE AUDITORÌA GENERALMENTE ACEPTADAS EN MÉXICO, LAS CUALES REQUIEREN QUE LA AUDITORÌA SEA PLANEADA Y REALIZADA DE TAL MANERA QUE PERMITA OBTENER UNA SEGURIDAD RAZONABLE DE QUE LOS ESTADOS FINANCIEROS NO CONTIENEN ERRORES IMPORTANTES Y DE QUE ESTÁN PREPARADOS DE ACUERDO CON LAS NORMAS DE INFORMACION FINANCIERA MEXICANAS.

LOS AUDITORES EMITEN SUS DICTÁMENES SOBRE LA SITUACIÓN FINANCIERA EN FORMA CONSOLIDADA E INDIVIDUAL POR CADA UNA DE LAS EMPRESAS DE INDUSTRIAS CH.

LOS SERVICIOS CONTRATADOS POR INDUSTRIAS CH, CON LA FIRMA DE AUDITORES MANCERA, S.C., INTEGRANTE DE ERNST & YOUNG GLOBAL, INCLUYEN SERVICIOS DE AUDITORÌA ASÍ COMO OTROS SERVICIOS PRINCIPALMENTE RELACIONADOS CON ASESORÍA PARA LA RECUPERACIÓN DE SALDOS A FAVOR DEL IMPUESTO AL VALOR AGREGADO, AUDITORÌAS DE I.M.S.S. E INFONAVIT.

INDUSTRIAS CH, CONSIDERA QUE LOS HONORARIOS PAGADOS A MANCERA, S.C., INTEGRANTE DE ERNST & YOUNG GLOBAL Y BDO SEIDMAN, LLP, POR LOS SERVICIOS DESCRITOS ANTERIORMENTE, NO REPRESENTAN MAS DEL 10% DE LOS INGRESOS TOTALES DE ESTAS FIRMAS.

LOS ESTADOS FINANCIEROS DE ICH, AL 31 DE DICIEMBRE DE 2004, FUERON AUDITADOS POR KPMG CARDENAS DOSAL, S.C., LA COMPAÑÍA TIENE LA POLÍTICA DE CAMBIAR A SUS AUDITORES DESPUES DE 5 AÑOS Y TOMANDO EN CUENTA EL COSTO DE LOS SERVICIOS PRESTADOS POR DICHAS FIRMAS.

B) OPERACIONES CON PARTES RELACIONADAS Y CONFLICTO DE INTERESES

EN OPINIÓN DE LA ADMINISTRACIÓN DE LA EMPRESA, NO EXISTEN NI HAN EXISTIDO DESDE QUE LA ADMINISTRACIÓN ACTUAL TOMO EL CONTROL DE LA COMPAÑIA OPERACIONES CON PARTES RELACIONADAS QUE PUEDAN GENERAR CONFLICTOS DE INTERESES Y AFECTAR LA MARCHA DEL NEGOCIO. ASÍ MISMO ES IMPORTANTE MENCIONAR QUE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN DE INDUSTRIAS CH, S.A.B. DE C.V., NO RECIBEN COMPENSACIÓN ALGUNA POR EL DESEMPEÑO DE SUS FUNCIONES.

INDUSTRIAS CH, CONSIDERA QUE TODAS LAS OPERACIONES CON PARTES RELACIONADAS, SON EN TÉRMINOS DE MERCADO Y EN CONDICIONES NO MENOS FAVORABLES PARA INDUSTRIAS CH, O SUS SUBSIDIARIAS, SEGÚN EL CASO, QUE AQUELLAS QUE REALICEN CON PARTES NO RELACIONADAS.

C) ADMINISTRADORES Y ACCIONISTAS

ADMINISTRADORES DE INDUSTRIAS CH

EL C.P. SERGIO VIGIL GONZÁLEZ, ES DIRECTOR GENERAL DE INDUSTRIAS CH.

EL SEÑOR EDUARDO VIGIL GONZÀLEZ, ES DIRECTOR DE OPERACIONES DE INDUSTRIAS CH.

EL SEÑOR RAÚL VIGIL GONZALEZ, DIRIGE LA DIVISIÓN CON SEDE EN LA CIUDAD DE MATAMOROS, TAMPS.

EL ING. LUIS GARCÍA LIMÓN, ES DIRECTOR GENERAL DE GRUPO SIMEC, EMPRESA QUE CUENTA CON CUATRO PLANTAS CON SEDES EN GUADALAJARA, JAL., MEXICALI, B.C., APIZACO, TLAXCALA Y CHOLULA, PUEBLA. ADEMAS CONSOLIDA EN SUS ESTADOS FINANCIEROS LAS OPERACIONES DE REPUBLIC QUE CUENTA CON 7 PLANTAS DE PRODUCCION Y PROCESAMIENTO DE ACERO EN ESTADOS UNIDOS Y CANADA.

EL SEÑOR JAIME VIGIL SANCHEZ-CONDE ES EL DIRECTOR GENERAL DE REPUBLIC.

LA C.P. GUADALUPE TORREBLANCA YBARRA, FUNGE COMO DIRECTORA DE FINANZAS DE LA EMPRESA.

LOS CINCO DIRECTORES ANTES MENCIONADOS, REPORTAN DIRECTAMENTE AL DIRECTOR GENERAL, QUIEN A SU VEZ REPORTA AL CONSEJO DE ADMINISTRACION DE ICH. CADA GRUPO TIENE SU PROPIA ESTRUCTURA COMERCIAL, PRODUCTIVA Y ADMINISTRATIVA, LO QUE HA PERMITIDO UNA MAYOR EFICIENCIA EN LAS OPERACIONES DE LA EMPRESA.

CONSEJO DE ADMINISTRACIÓN

LOS ESTATUTOS SOCIALES DE INDUSTRIAS CH, ESTABLECEN QUE EL NÚMERO DE CONSEJEROS SERÁ VARIABLE, PERO NUNCA PODRÁ SER MENOR DE CINCO, NI MAYOR DE VEINTE. LOS CONSEJEROS DURARAN EN SU CARGO POR TIEMPO INDEFINIDO HASTA QUE UNA ASAMBLEA ORDINARIA ACUERDE REVOCAR SU NOMBRAMIENTO; PERO EN TODO CASO, DEBERÁN CONTINUAR EN FUNCIONES EN TANTO LAS PERSONAS QUE HABRÁN DE SUSTITUIRLOS NO TOMEN POSESIÓN DE SUS CARGOS. TODOS LOS CONSEJEROS FUERON NOMBRADOS EN LA ASAMBLEA ANUAL DE ACCIONISTAS CELEBRADA EL 28 DE ABRIL DEL 2006. DE ACUERDO CON LAS LEYES MEXICANAS LA PARTICIPACIÓN DE EXTRANJEROS EN EL CONSEJO DE ADMINISTRACIÓN, NO DEBERÁ EXCEDER EN PORCENTAJE A LA PARTICIPACIÓN QUE SE TENGA DE INVERSIÓN EXTRANJERA EN EL CAPITAL SOCIAL DE CADA COMPAÑÍA.
LOS ACCIONISTAS TENEDORES DE LA SERIE "B" QUE REPRESENTAN POR LO MENOS EL 10% DEL CAPITAL SOCIAL DE INDUSTRIAS CH, S.A.B. DE C.V. TIENEN DERECHO A DESIGNAR A UN CONSEJERO DE MINORÍA Y SU SUPLENTE DE ACUERDO A LA LEY DEL MERCADO DE VALORES.

EL CONSEJO DE ADMINISTRACIÓN DE INDUSTRIAS CH, S.A.B. DE C.V. ESTARÁ COMPUESTO DE LA SIGUIENTE MANERA:

CONSEJEROS INDEPENDIENTES, POR LO MENOS EL 25% DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN DEBERÁN SER INDEPENDIENTES. DE ACUERDO A LOS ESTATUTOS DE INDUSTRIAS CH, S.A.B. DE C.V., LOS CONSEJEROS INDEPENDIENTES SON AQUELLOS QUE SON SELECCIONADOS, POR SU EXPERIENCIA, CAPACIDAD Y PRESTIGIO PROFESIONAL Y QUE NO SE ENCUENTRAN BAJO LOS SIGUIENTES SUPUESTOS:

I) SER EMPLEADOS O DIRECTIVOS DE LA EMPRESA, NI QUE HUBIERAN OCUPADO DICHOS CARGOS DURANTE EL AÑO INMEDIATO ANTERIOR.

II) SIN SER EMPLEADOS O DIRECTIVOS Y SIENDO ACCIONISTAS DE LA EMPRESA, TENGAN PODER DE MANDO SOBRE LOS DIRECTIVOS DE LA MISMA.

III) SER ASESORES DE LA EMPRESA, SOCIOS O EMPLEADOS DE FIRMAS QUE FUNJAN COMO ASESORES O CONSULTORES DE LA EMPRESA O A LAS EMPRESAS QUE PERTENECEN AL GRUPO Y CUYOS HONORARIOS REPRESENTEN EL 10% O MÁS DE SUS INGRESOS.

IV) SER CLIENTES O PROVEEDORES DE LA EMPRESA O CONSEJEROS O EMPLEADOS DE UNA SOCIEDAD QUE SEA CLIENTE O PROVEEDOR DE LA EMPRESA, CUANDO LAS VENTAS DE DICHOS CLIENTES O PROVEEDORES REPRESENTEN MÁS DEL 10% DE LAS VENTAS DE LOS CITADOS CLIENTES Y PROVEEDORES.

V) SER DEUDOR O ACREEDOR DE LA EMPRESA O SOCIO, CONSEJERO O EMPLEADO DE UNA SOCIEDAD QUE SEA DEUDOR O ACREEDOR DE LA EMPRESA, CUANDO EL IMPORTE DEL CRÉDITO ES MAYOR AL 15% DE LOS ACTIVOS DE LA EMPRESA O SU CONTRAPARTE.

VI) SIN SER EMPLEADOS DE UNA FUNDACIÓN, UNIVERSIDAD O ASOCIACIÓN CIVIL O SOCIEDAD CIVIL, QUE RECIBA DONATIVOS DE LA EMPRESA QUE REPRESENTEN MAS DEL 15% DEL TOTAL DE LOS DONATIVOS RECIBIDOS POR LA INSTITUCIÓN.

VII) SER DIRECTOR GENERAL O FUNCIONARIO DE ALTO NIVEL DE UNA SOCIEDAD EN CUYO CONSEJO DE ADMINISTRACIÓN PARTICIPE EL DIRECTOR O FUNCIONARIO DE ALTO NIVEL DE LA EMPRESA. Y

VIII) SER CÓNYUGES, CONCUBINARIOS, PARIENTES POR CONSANGUINIDAD, AFINIDAD O CIVIL, HASTA EL PRIMER GRADO RESPECTO DE ALGUNA DE LAS PERSONAS MENCIONADAS EN LOS INCISOS III, VII O BIEN, HASTA EL TERCER GRADO EN RELACIÓN CON LAS PERSONAS MENCIONADAS EN LOS INCISOS I Y II ANTERIORES.

FUNCIONES DE LOS CONSEJEROS

EL PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN DEBERÁ CUMPLIR LOS ACUERDOS DE LAS ASAMBLEAS DE ACCIONISTAS, DE LAS SESIONES DEL CONSEJO DE ADMINISTRACIÓN Y DEL COMITÉ EJECUTIVO, SIN NECESIDAD DE AUTORIZACIÓN ESPECIAL ALGUNA, GOZARA DE LAS FACULTADES QUE LA LEY LE CONFIERE, LAS CUALES PODRÁN SER AMPLIADAS POR LA ASAMBLEA DE ACCIONISTAS, TENIENDO VOTO DE CALIDAD EN CASO DE EMPATE, DE LAS DECISIONES DEL CONSEJO DE ADMINISTRACIÓN.

EL SECRETARIO PROPIETARIO ASÍ COMO EL PROSECRETARIO, DESIGNADOS POR LA ASAMBLEA DE ACCIONISTAS, NO REQUERIRÁN SER CONSEJEROS, TENDRÁN A SU CARGO LOS LIBROS Y REGISTROS SOCIALES NO CONTABLES.

FACULTADES DEL CONSEJO DE ADMINISTRACIÓN

CORRESPONDE AL CONSEJO DE ADMINISTRACIÓN, LA DIRECCIÓN SUPERIOR DE LAS OPERACIONES SOCIALES, POR LO QUE DEBERÁ DECIDIR, CONCERTAR Y EJECUTAR LOS ACTOS, OPERACIONES Y NEGOCIOS NECESARIOS PARA LA CONSECUCIÓN DEL OBJETO DE INDUSTRIAS CH, ASÍ COMO REPRESENTARLA EN LAS RELACIONES CON

TERCEROS CON LAS FACULTADES MAS AMPLIAS, TENIENDO ENTRE OTRAS, LAS SIGUIENTES FACULTADES:

-ADMINISTRAR LOS NEGOCIOS Y BIENES SOCIALES.

-EJECUTAR ACTOS DE DOMINIO RESPECTO DE LOS BIENES MUEBLES E INMUEBLES DE LA SOCIEDAD DE SUS DERECHOS REALES O PERSONALES.

-ADMINISTRAR LOS NEGOCIOS DE LA SOCIEDAD Y LOS BIENES MUEBLES E INMUEBLES DE LA MISMA CON PODER GENERAL PARA PLEITOS Y COBRANZAS, CON TODAS LAS FACULTADES GENERALES Y LAS ESPECIALES QUE

REQUIERAN CLÁUSULA ESPECIAL CONFORME A LA LEY, SIN LIMITACIÓN ALGUNA.

-PRESENTAR DENUNCIAS Y QUERELLAS, ASÍ COMO DESISTIRSE DE ESTAS ULTIMAS Y COADYUVAR COMO PARTE CIVIL EN LOS PROCESOS PENALES Y OTORGAR EL PERDÓN CUANDO LO JUZGUEN PERTINENTE.

-GIRAR, ACEPTAR, ENDOSAR Y AVALAR, DE CUALQUIER OTRA MANERA, SUSCRIBIR TÍTULOS DE CRÉDITO.

-NOMBRAR Y REMOVER DIRECTORES, GERENTES Y DEMÁS FUNCIONARIOS Y EMPLEADOS DE LA EMPRESA, ASÍ COMO DESIGNAR LOS APODERADOS QUE SEAN NECESARIOS PARA LA DEBIDA ATENCIÓN EN SUS ASUNTOS SOCIALES.

-CELEBRAR CONVENIOS CON EL GOBIERNO FEDERAL, ASÍ COMO CELEBRAR CONTRATOS INDIVIDUALES Y COLECTIVOS DE TRABAJO.

-ABRIR Y CANCELAR CUENTAS BANCARIAS A NOMBRE DE LA SOCIEDAD.

-DELEGAR SUS FACULTADES EN UNO O VARIOS CONSEJEROS EN LOS CASOS DETERMINADOS, SEÑALANDO SUS ATRIBUCIONES PARA QUE LAS EJERCITEN EN LOS TÉRMINOS CORRESPONDIENTES.

-CONVOCAR ASAMBLEAS GENERALES Y EXTRAORDINARIAS, EJECUTAR SUS ACUERDOS. EN GENERAL LLEVAR ACABO TODOS LOS ACTOS Y OPERACIONES QUE FUEREN NECESARIOS Y CONVENIENTES PARA LOS FINES DE LA SOCIEDAD.

-EJECUTAR LOS ACUERDOS DE LA ASAMBLEA, DELEGAR SUS FUNCIONES EN ALGUNOS DE LOS CONSEJEROS O FUNCIONARIOS DE LA SOCIEDAD.

-DECIDIR SOBRE LOS ASUNTOS QUE SE REFIEREN A LA ADQUISICIÓN O VENTA POR LA SOCIEDAD, DE ACCIONES, BONOS O VALORES Y A LA PARTICIPACIÓN DE LA SOCIEDAD EN OTRAS EMPRESAS.

-CONSTITUIR UN COMITÉ DE AUDITORIA CUYO PRESIDENTE Y LA MAYORÍA DE SUS MIEMBROS, DEBERÁN SER CONSEJEROS INDEPENDIENTES. EL COMITÉ SESIONARA CON LA PRESENCIA DE LOS COMISARIOS.

-EL CONSEJO TENDRÁ FACULTADES PARA ESTABLECER PLANES DE COMPENSACIÓN PARA LOS EJECUTIVOS, ASÍ COMO ESTABLECER ÓRGANOS INTERMEDIOS QUE LO AUXILIEN EN DETERMINADAS OPERACIONES.

FUNCIONES DEL COMITÉ DE AUDITORIA

EL COMITÉ DE AUDITORIA DE INDUSTRIAS CH, TIENE LAS SIGUIENTES FUNCIONES:

-OPINAR SOBRE LAS TRANSACCIONES CON LAS PERSONAS RELACIONADAS QUE EFECTÚEN OPERACIONES, LAS CUALES SEAN DIFERENTES AL GIRO ORDINARIO DE LA SOCIEDAD.

-PROPONER LA CONTRATACIÓN DE ESPECIALISTAS INDEPENDIENTES EN LOS CASOS EN QUE LO JUZGUE CONVENIENTE, A FIN DE QUE EXPRESEN SU OPINIÓN RESPECTO DE LAS TRANSACCIONES CON PARTES RELACIONADAS.

-ELABORAR UN REPORTE ANUAL SOBRE SUS ACTIVIDADES Y PRESENTARLO AL CONSEJO DE ADMINISTRACIÓN, PARA QUE ESTE A SU VEZ LO PRESENTE A LA ASAMBLEA ANUAL DE ACCIONISTAS.

CONSEJEROS

LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN Y SUS SUPLENTES EN EL CARGO, LOS MIEMBROS DEL COMITÉ DE AUDITORIA, EL COMISARIO Y SU SUPLENTE AL 31 DE

DICIEMBRE DE 2006 SON LOS SIGUIENTES:

PROPIETARIOS

ING. RUFINO VIGIL GONZÀLEZ	PRESIDENTE
SR. EDUARDO VIGIL GONZÀLEZ	CONSEJERO PATRIMONIAL
SR. RAÚL VIGIL GONZÀLEZ	CONSEJERO PATRIMONIAL
C.P. ARTURO PÈREZ TREJO	CONSEJERO INDEPENDIENTE
LIC. GERARDO ARTURO AVENDAÑO GUZMÁN	CONSEJERO INDEPENDIENTE
LIC. JOSE LUIS RICO MACIEL	CONSEJERO INDEPENDIENTE
LIC. RODOLFO GARCÍA GÒMEZ DE PARADA	CONSEJERO INDEPENDIENTE

SUPLENTES

SR. JAIME VIGIL SÁNCHEZ-CONDE	CONSEJERO SUPLENTE
C.P. SERGIO VIGIL GONZALEZ	CONSEJERO SUPLENTE
SR. JOSE LUIS ROMERO SUÁREZ	CONSEJERO SUPLENTE
C.P. JUAN MÉNDEZ MARTÍNEZ	CONSEJERO SUPLENTE
ING. LUIS GARCÌA LIMÒN	CONSEJERO SUPLENTE
SR. SERGIO VILLAGOMEZ MARTÍNEZ	CONSEJERO SUPLENTE
SR. MANUEL RIVERO FIGUEROA	CONSEJERO SUPLENTE

COMITÉ DE AUDITORÌA

C.P. ARTURO PÈREZ TREJO
LIC. GERARDO ARTURO AVENDAÑO GUZMÁN
LIC. RODOLFO GARCÍA GÓMEZ DE PARADA

SECRETARIO

LIC. RUBEN AURELIO VAZQUEZ ALLENTE

FUNCIONARIOS

A CONTINUACIÓN SE MENCIONA EL NOMBRE DE LOS PRINCIPALES FUNCIONARIOS DE INDUSTRIAS CH.

C.P. SERGIO VIGIL GONZÀLEZ	DIRECTOR GENERAL
SR. EDUARDO VIGIL GONZÀLEZ	DIRECTOR DE OPERACIONES
SR. RAÚL VIGIL GONZÀLEZ	DIRECTOR GENERAL DE LA DIVISIÓN CON SEDE EN MATAMOROS.
ING. LUIS GARCÍA LIMÓN	DIRECTOR GENERAL DE GRUPO SIMEC.
SR. JAIME VIGIL SÀNCHEZ-CONDE	DIRECTOR GENERAL DE REPUBLIC.
C.P. GUADALUPE TORREBLANCA YBARRA	DIRECTORA DE FINANZAS

LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN, COMISARIOS Y DIRECTOR GENERAL, NO RECIBIERON HONORARIOS POR DICHO CONCEPTO DURANTE 2006, LOS FUNCIONARIOS ANTES MENCIONADOS RECIBEN HONORARIOS CUYO IMPORTE ES DETERMINADO POR EL DIRECTOR GENERAL.

ASÍ MISMO LOS FUNCIONARIOS ARRIBA MENCIONADOS, EXCEPTO EL DIRECTOR GENERAL, RECIBEN COMPENSACIONES Y BONOS DE ACUERDO A LOS ESTÁNDARES DEL MERCADO, SIN RECIBIR CONTRAPRESTACIÓN ALGUNA DE ACCIONES U OPCIONES DE COMPRA.

COMITÉ DE AUDITORÌA

LOS ESTATUTOS SOCIALES DE INDUSTRIAS CH, ESTABLECEN QUE UN COMITÉ DE AUDITORIA AUXILIARA AL CONSEJO DE ADMINISTRACIÓN EN EL EJERCICIO DE AQUELLAS FUNCIONES QUE LA ASAMBLEA GENERAL DE ACCIONISTAS DETERMINE. EL COMITÉ DE AUDITORIA ESTARÁ INTEGRADO POR EL NUMERO DE CONSEJEROS QUE LA ASAMBLEA DE ACCIONISTAS ESTABLEZCA, PERO NO DEBERÁ SER MENOR A TRES, LOS MIEMBROS DEL COMITÉ DE AUDITORIA SON ARTURO PEREZ TREJO, GERARDO ARTURO AVENDAÑO GUZMÁN Y RODOLFO GARCÍA GÓMEZ DE PARADA.

ÓRGANO DE VIGILANCIA

LA VIGILANCIA DE LA GESTIÓN, CONDUCCIÓN Y EJECUCIÓN DE LOS NEGOCIOS DE INDUSTRIAS CH Y DE SUS SUBSIDIARIAS QUE ESTÁ CONTROLE, CONSIDERANDO LA RELEVANCIA QUE TENGAN ESTAS ÚLTIMAS EN LA SITUACIÓN FINANCIERA, ADMINISTRATIVA Y JURÍDICA DE LA SOCIEDAD, ESTÁ ENCOMENDADA AL CONSEJO DE ADMINISTRACIÓN A TRAVÉS DEL COMITÉ DE AUDITORIA Y PRÁCTICAS SOCIETARIAS, ASI COMO POR CONDUCTO DEL AUDITOR EXTERNO DE LA SOCIEDAD, CADA UNO EN ÁMBITO DE SUS RESPECTIVAS COMPETENCIAS, SEGÚN LO SEÑALADO EN LA LEY DEL MERCADO DE VALORES. ACORDE A LO INDICADO EN EL ARTICULO 41 DE LA LEY ANTES CITADA, LA SOCIEDAD NO ESTARÁ SUJETA A LO PREVISTO EN EL ARTÍCULO 91 FRACCIÓN V, DE LA LEY GENERAL DE SOCIEDADES MERCANTILES, NI SERÁN APLICABLES A LA SOCIEDAD LOS ARTÍCULOS 164 AL 171, 172, ÚLTIMO PARRAFO, 173 Y 176 DE LA CITADA LEY, POR LO QUE NO EXISTIRÁ LA FIGURA DE COMISARIO DE LA SOCIEDAD.

INFORMACIÓN SOBRE CONSEJEROS

RUFINO VIGIL GONZALEZ. NACIÓ EN 1948. ES ACTUALMENTE EL PRESIDENTE DEL CONSEJO DE ADMINISTRACION INDUSTRIAS CH. ES MIEMBRO DEL CONSEJO DESDE LA ADQUISICIÓN DE LA EMPRESA EN 1991. DESDE 1973 HA SIDO DIRECTOR GENERAL DE UN GRUPO DE COMPAÑÍAS RELACIONADAS CON EL ACERO. ES HERMANO DE EDUARDO Y RAUL VIGIL GONZALEZ.

EDUARDO VIGIL GONZALEZ. NACIÓ EN 1957. ES MIEMBRO DEL CONSEJO DE ADMINISTRACION DESDE LA ADQUISICIÓN DE LA EMPRESA EN 1991. DESDE 1976 HA SIDO DIRECTOR GENERAL DE EMPRESAS FABRICANTES DE TUBERÍA DE ACERO, ES HERMANO DE RUFINO Y RAÚL VIGIL GONZALEZ.

RAÚL VIGIL GONZALEZ. NACIÓ EN 1961. ES MIEMBRO DEL CONSEJO DE ADMINISTRACION DESDE QUE SE ADQUIRIÓ LA EMPRESA EN 1991. DESDE 1992 HA SIDO DIRECTOR GENERAL DE UNA EMPRESA SIDERURGICA. ADICIONALMENTE HA SIDO GERENTE GENERAL DE UNA COMPAÑÍA DISTRIBUIDORA DE ACERO. ES HERMANO DE RUFINO Y EDUARDO VIGIL GONZALEZ.

ARTURO PEREZ TREJO. NACIÓ EN 1959. ES CONSEJERO DESDE EL 30 DE ABRIL DEL 2002 Y ES MIEMBRO DEL COMITÉ DE AUDITORIA. ACTUALMENTE ES DIRECTOR DE FINANZAS DE UN GRUPO DE EMPRESAS DEDICADAS A LA PRODUCCIÓN Y VENTA DE ESTRUCTURAS PARA NAVES INDUSTRIALES.

GERARDO ARTURO AVENDAÑO GUZMÁN, NACIÓ EN 1955. ES CONSEJERO DESDE EL 30 DE ABRIL DEL 2002 Y ES MIEMBRO DEL COMITÉ DE AUDITORIA. ACTUALMENTE ES ABOGADO INDEPENDIENTE, ESPECIALISTA EN ASUNTOS CIVILES, MERCANTILES Y FISCALES.

JOSE LUIS RICO MACIEL. NACIÓ EN 1926. ES CONSEJERO DESDE QUE SE ADQUIRIÓ LA EMPRESA EN 1991. ACTUALMENTE DIRIGE UN BUFETE DE ABOGADOS, DEL CUAL ES SOCIO.

RODOLFO GARCÍA GÓMEZ DE PARADA. NACIÓ EN 1953. ES CONSEJERO DESDE QUE SE ADQUIRIÓ LA EMPRESA EN 1991 Y ES MIEMBRO DEL COMITÉ DE AUDITORIA.

DESDE 1978 A LA FECHA ES DIRECTOR CORPORATIVO DE IMPUESTOS Y MIEMBRO DEL CONSEJO DE ADMINISTRACIÓN DE UN GRUPO DE EMPRESAS DE AUTOSERVICIO Y RESTAURANTES.

LOS MIEMBROS DE LA FAMILIA VIGIL, SON PROPIETARIOS DE MÁS DEL 5% DE LAS ACCIONES EN CIRCULACIÓN DE LA COMPAÑÍA Y EN FORMA CONJUNTA CONTROLAN EL 63.6% DE DICHAS ACCIONES; SIENDO LOS PRINCIPALES ACCIONISTAS:

ACCIONISTAS	**PARTICIPACIÓN**
RUFINO VIGIL GONZÀLEZ	37.6%
EDUARDO VIGIL GONZÀLEZ	.6%
SERGIO VIGIL GONZÀLEZ	1.3%
OPERADORA DE MANUFACTURERA DE TUBOS, S.A. DE C.V.	22%
COMPAÑÍA MEXICANA DE TUBOS, S.A. DE C.V.	3.1%
PUBLICO INVERSIONISTA	35.4%
TOTAL	100.00%

CABE ACLARAR QUE NO EXISTE NINGÚN FIDEICOMISO NI DERECHOS CORPORATIVOS ASOCIADOS CON LAS ACCIONES DE LA EMPRESA YA SEA EN LA TENENCIA DE ACCIONES DEL GRUPO DE CONTROL NI DEL GRAN PÚBLICO INVERSIONISTA.

D) ESTATUTOS SOCIALES Y OTROS CONVENIOS

A CONTINUACIÓN SE PRESENTA UN BREVE RESUMEN DE CIERTAS DISPOSICIONES IMPORTANTES DE LOS ESTATUTOS SOCIALES DE INDUSTRIAS CH (EL SIGUIENTE RESÚMEN NO INCLUYE TODOS LOS ESTATUTOS, NI SU DETALLE).

ORGANIZACIÓN, REGISTRO Y OBJETO

INDUSTRIAS CH ES UNA SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE CONSTITUIDA EN MÉXICO CONFORME A LA LEY GENERAL DE SOCIEDADES MERCANTILES Y SE ENCUENTRA REGISTRADA EN EL REGISTRO PÚBLICO DE COMERCIO:

ESCRITURA NUMERO 77529, DE FECHA 24 DE MAYO DE 2002.

PROTOCOLIZADA ANTE EL NOTARIO NUMERO 198 DE MÉXICO, D.F.:

DENOMINACIÓN: INDUSTRIAS CH, S.A.B. DE C.V.

DOMICILIO: AGUSTÍN MELGAR NO. 23 FRACCIONAMIENTO INDUSTRIAL NIÑOS HÉROES, TLALNEPANTLA, ESTADO DE MÉXICO, C.P. 54030

DURACIÓN: 99 AÑOS

OBJETO SOCIAL:

EL OBJETO SOCIAL DE INDUSTRIAS CH, SE ENCUENTRA DESCRITO EN SU ACTA CONSTITUTIVA, DONDE SE MENCIONAN LA REALIZACIÓN DE TODA CLASE DE ACTOS DE COMERCIO Y EN PARTICULAR LOS SIGUIENTES:

LA FABRICACIÓN, PRODUCCIÓN, IMPORTACIÓN, EXPORTACIÓN, COMPRA-VENTA, DISTRIBUCIÓN Y COMERCIALIZACIÓN Y EN GENERAL ADQUIRIR, POSEER, HIPOTECAR, CEDER Y TRANSFERIR, INVERTIR, ENAJENAR Y COMERCIALIZAR TODA CLASE DE ARTÍCULOS, MERCANCÍAS O BIENES MUEBLES E INMUEBLES POR SI O POR TERCERAS PERSONAS FÍSICAS O MORALES ASÍ COMO LA COMPRA-VENTA Y POSESIÓN DE ACCIONES O PARTICIPACIONES O CUALQUIER OTRO TIPO DE PARTES SOCIALES O INTERESES EN OTRO TIPO DE SOCIEDADES.

CAPITAL SOCIAL Y ACCIONES:

AL 31 DE DICIEMBRE DEL 2006, EL IMPORTE DEL CAPITAL SOCIAL DE INDUSTRIAS CH, ERA DE $5,099 MILLONES DE PESOS (HISTÒRICOS), LOS CUALES REPRESENTAN EL CAPITAL SOCIAL MINIMO FIJO SIN DERECHO A RETIRO, INTEGRADOS POR 436,574,580 ACCIONES ORDINARIAS, NOMINATIVAS, SIN EXPRESION DE VALOR NOMINAL, DE LA SERIE "B" CLASE "I".

LA PARTE VARIABLE DEL CAPITAL NO PODRÁ EXCEDER DE DIEZ VECES LA CANTIDAD REPRESENTADA POR LA PARTE FIJA. DEL CAPITAL SOCIAL DE INDUSTRIAS CH, PUEDE INCREMENTARSE O DISMINUIRSE POR MEDIO DE UNA RESOLUCIÓN EMITIDA POR LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS. LA PARTE VARIABLE DEL CAPITAL SOCIAL DE LA EMPRESA PUEDE INCREMENTARSE POR MEDIO DE UNA RESOLUCIÓN EMITIDA EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS. CUALQUIER INCREMENTO O DISMINUCIÓN EN EL CAPITAL SOCIAL DE LA EMPRESA DEBE REGISTRASE EN EL REGISTRO DE VARIACIONES DE CAPITAL DE LA EMPRESA.

QUÓRUM Y DERECHOS DE VOTO:

PARA LA LEGAL INSTALACIÓN DE LAS ASAMBLEAS ORDINARIAS DE ACCIONISTAS, DEBERÁN ESTAR PRESENTES ACCIONES QUE REPRESENTEN, CUANDO MENOS, LA MITAD MAS UNO DEL CAPITAL SOCIAL EN CIRCULACIÓN, CUANDO ES PRIMERA CONVOCATORIA; PARA LA SEGUNDA O ULTERIORES, SERÁN VALIDAS CUALQUIERA QUE SEA EL NÚMERO DE ACCIONES QUE ESTÉN PRESENTES.

LAS RESOLUCIONES ADOPTADAS EN LAS ASAMBLEAS ORDINARIAS QUE SE REÚNAN EN VIRTUD DE PRIMERA CONVOCATORIA, SERÁN VALIDAS SI SE TOMAN POR EL VOTO DE LAS ACCIONES QUE REPRESENTEN, POR LO MENOS, LA MITAD MAS UNO DEL CAPITAL SOCIAL EN CIRCULACIÓN; PARA LA SEGUNDA O ULTERIORES CONVOCATORIAS, SERÁN VALIDAS SI SE ADOPTAN POR EL VOTO DE LA MAYORÍA DE LAS ACCIONES PRESENTES.

LOS ACCIONISTAS CON DERECHO A VOTO QUE REÚNAN CUANDO MENOS EL 10% DE LAS ACCIONES REPRESENTADAS EN UNA ASAMBLEA, PODRÁN SOLICITAR QUE SE APLACE LA VOTACIÓN DE CUALQUIER ASUNTO RESPECTO DEL CUAL NO SE CONSIDEREN SUFICIENTEMENTE INFORMADOS.

LOS TENEDORES DE ACCIONES DE CUALQUIER SERIE TIENEN DERECHOS Y OBLIGACIONES PECUNIARIAS IGUALES, INCLUYENDO LOS DERECHOS DE PERCEPCIÓN DE DIVIDENDOS.

LIQUIDACIÓN DE LA SOCIEDAD:

LA SOCIEDAD SE DISOLVERÁ POR CUALQUIERA DE LAS CAUSAS ENUMERADAS EN EL ARTICULO 229 DE LA LEY GENERAL DE SOCIEDADES MERCANTILES Y A FALTA DE INSTRUCCIONES EXPRESAS DADAS POR LA ASAMBLEA, LA LIQUIDACIÓN SE PRACTICARA DE ACUERDO CON LO DISPUESTO EN LA LEY GENERAL DE SOCIEDADES MERCANTILES.

ASAMBLEA DE ACCIONISTAS

LAS ASAMBLEAS GENERALES DE ACCIONISTAS PUEDEN SER ORDINARIAS Y EXTRAORDINARIAS, LAS ASAMBLEAS DE ACCIONISTAS PUEDEN SER CONVOCADAS POR:

-EL CONSEJO DE ADMINISTRACIÓN DE INDUSTRIAS CH O POR LOS COMISARIOS.

-LOS ACCIONISTAS QUE REPRESENTEN POR LO MENOS EL 10% DE LAS ACCIONES EN CIRCULACIÓN DEL CAPITAL SOCIAL DE INDUSTRIAS CH, PUEDEN SOLICITAR AL CONSEJO DE ADMINISTRACIÓN DE LA EMPRESA O A LOS COMISARIOS QUE SE CONVOQUE A UNA ASAMBLEA.

-CUALQUIER ACCIONISTA, SI NO HUBIESE CELEBRADO UNA ASAMBLEA DURANTE DOS AÑOS CONSECUTIVOS O CUANDO UN ASUNTO ESTABLECIDO EN EL ARTICULO 181 DE LA LEY GENERAL DE SOCIEDADES MERCANTILES NO HAYAN SIDO SOMETIDOS A APROBACIÓN DE LA ASAMBLEA;

LA CONVOCATORIA DE LA ASAMBLEA DE ACCIONISTAS DEBERÁ PUBLICARSE EN EL DIARIO OFICIAL DEL ESTADO DE MÉXICO O EN CUALQUIER PERIÓDICO DE GRAN CIRCULACIÓN EN LA CIUDAD DE MÉXICO Y SERÁ POR LO MENOS CON 15 DÍAS DE ANTICIPACIÓN A LA FECHA DE CELEBRACIÓN, SALVO QUE SE CALIFIQUE COMO URGENTE, PODRÁ PUBLICARSE POR LO MENOS CON 5 DÍAS DE ANTICIPACIÓN.

UNA ASAMBLEA DE ORDINARIA DE ACCIONISTAS DEBERÁ SER CELEBRADA DURANTE LOS CUATRO MESES POSTERIORES AL CIERRE DE CADA AÑO FISCAL DE INDUSTRIAS

CH, PARA RESOLVER SOBRE:

-EL INFORME ANUAL DEL CONSEJO DE ADMINISTRACIÓN, INCLUYENDO LOS ESTADOS FINANCIEROS DEL AÑO FISCAL ANTERIOR.

-EL REPORTE ANUAL DEL COMITÉ DE AUDITORIA

-EL INFORME ANUAL DE LOS COMISARIOS

-LA ELECCIÓN DE LOS CONSEJEROS, MIEMBROS DEL COMITÉ DE AUDITORIA Y COMISARIOS, ASÍ COMO SU REMUNERACIÓN.

-LA APLICACIÓN DE LOS RESULTADOS OBTENIDOS EN EL AÑO ANTERIOR, INCLUYENDO EN SU CASO EL PAGO DE DIVIDENDOS.

LAS ASAMBLEAS EXTRAORDINARIAS DE ACCIONISTAS SE PUEDEN CONVOCAR DURANTE CUALQUIER TIEMPO PARA TRATAR LOS ASUNTOS SEÑALADOS EN EL ARTÍCULO 182 DE LA LEY GENERAL DE SOCIEDADES MERCANTILES.

COMITÉ DE AUDITORIA

EL COMITÉ DE AUDITORIA ESTARÁ INTEGRADO POR EL NÚMERO DE CONSEJEROS QUE LA ASAMBLEA DE ACCIONISTAS ESTABLEZCA, PERO NO DEBERÁ SER MENOR A TRES.

OTROS CONVENIOS (FIDEICOMISOS, DERECHOS CORPORATIVOS)

CABE ACLARAR QUE NO EXISTE NINGÚN CONVENIO O FIDEICOMISO, NI DERECHOS CORPORATIVOS ASOCIADOS CON LAS ACCIONES DE LA EMPRESA YA SEA EN LA TENENCIA DE ACCIONES DEL GRUPO DE CONTROL NI DEL GRAN PÚBLICO INVERSIONISTA.

E) OTRAS PRÁCTICAS DE GOBIERNO CORPORATIVO

(NO APLICA)

5) MERCADO ACCIONARIO

A) ESTRUCTURA ACCIONARÍA

		%
ACCIONES PROPIEDAD DEL CONSEJO DE ADMINISTRACIÓN, DIRECTOR GENERAL Y FUNCIONARIOS DE LA EMISORA:	281,854,482	64.6
ACCIONES DISTRIBUIDAS ENTRE EL PÚBLICO INVERSIONISTA:	154,720,098	35.4
TOTALES:	436,574,580	100%

B) COMPORTAMIENTO DE LA ACCIÓN EN EL MERCADO DE VALORES

LA ACCIÓN DE INDUSTRIAS CH, S.A. DE C.V. (ICH B) EN EL 2006 FUE CALIFICADA COMO DE ALTA BURSATILIDAD.

EL PRECIO DE LA ACCIÓN PASO DE 8.33 EL 31 DE DICIEMBRE DE 1999 A 7.13 EL 31 DE DICIEMBRE DE 2000.

EL PRECIO DE LA ACCIÓN PASO DE 7.13 EL 31 DE DICIEMBRE DE 2000 A 4.85 EL 31 DE DICIEMBRE DE 2001.

EL PRECIO DE LA ACCIÓN PASO DE 4.85 EL 31 DE DICIEMBRE DE 2001 A 6.66 EL 31 DE DICIEMBRE DE 2002.

EL PRECIO DE LA ACCIÓN PASO DE 6.66 EL 31 DE DICIEMBRE DE 2002 A 10.00 EL 31 DE DICIEMBRE DE 2003.

EL PRECIO DE LA ACCIÓN PASO DE 10.00 EL 31 DE DICIEMBRE DE 2003 A 32.16 EL 31 DE DICIEMBRE DE 2004.

EL PRECIO DE LA ACCIÓN PASO DE 32.16 EL 31 DE DICIEMBRE DE 2004 A 22.59 EL 31DE DICIEMBRE DE 2005.

EL PRECIO DE LA ACCION PASO DE 22.56 EL 31 DE DICIEMBRE DE 2005 A 46.04 EL 31 DE DICIEMBRE DE 2006.

LA TABLA A CONTINUACIÓN SEÑALA LOS PERIODOS QUE INDICAN EL PRECIO DE DE VENTA MÁXIMO Y MÍNIMO, EXPRESADOS EN PESOS HISTÓRICOS DE LAS ACCIONES COMUNES SERIE "B" EN LA BOLSA MEXICANA DE VALORES:

	MÁXIMO	MÍNIMO
1998	48.00	15.00
1999	32.50	15.66
2000	9.10	7.13
2001	7.66	4.66
2002	8.16	4.83
2003	10.33	6.16
2004	32.16	10.33
2005	32.50	20.92
2006	51.48	22.80

2002		
PRIMER TRIMESTRE	7.67	4.83
SEGUNDO TRIMESTRE	8.17	6.83
TERCER TRIMESTRE	7.00	5.33
CUARTO TRIMESTRE	7.00	5.73
2003		
PRIMER TRIMESTRE	6.75	6.17
SEGUNDO TRIMESTRE	7.33	6.33
TERCER TRIMESTRE	9.07	7.33
CUARTO TRIMESTRE	10.33	8.67
2004		
PRIMER TRIMESTRE	16.67	10.33
SEGUNDO TRIMESTRE	21.67	16.33
TERCER TRIMESTRE	24.67	21.00
CUARTO TRIMESTRE	32.16	24.67
2005		
PRIMER TRIMESTRE	32.50	23.55
SEGUNDO TRIMESTRE	24.05	20.92
TERCER TRIMESTRE	25.00	22.30
CUARTO TRIMESTRE	24.05	20.98
2006		
PRIMER TRIMESTRE	28.20	21.70
SEGUNDO TRIMESTRE	32.50	24.59
TERCER TRIMESTRE	38.00	28.00
CUARTO TRIMESTRE	52.00	36.50

6) PERSONAS RESPONSABLES

A) CARTA DEL AUDITOR EXTERNO

"EL SUSCRITO MANIFIESTA BAJO PROTESTA DE DECIR VERDAD QUE LOS ESTADOS FINANCIEROS DE INDUSTRIAS CH, S.A.B. DE C.V. Y COMPAÑIAS SUBSIDIARIAS QUE CONTIENE EL PRESENTE REPORTE ANUAL FUERON DICTAMINADOS DE ACUERDO CON LAS NORMAS DE AUDITORÍA GENERALMENTE ACEPTADAS. ASIMISMO, MANIFIESTA QUE, DENTRO DEL ALCANCE DEL TRABAJO REALIZADO PARA DICTAMINAR LOS ESTADOS FINANCIEROS ANTES MENCIONADOS, NO TIENE CONOCIMIENTO DE INFORMACIÓN FINANCIERA RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE ANUAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS ACCIONISTAS"

C.P.C. ALEJANDRO RUIZ ONOFRE

AUDITOR EXTERNO

MEXICO D.F. A 30 DE JUNIO DE 2007

INDUSTRIAS CH, S.A.B. DE C.V.

G) CARTA DE RESPONSABILIDAD

TLALNEPANTLA, ESTADO DE MÉXICO, A 29 DE JUNIO DE 2007

COMISIÓN NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISIÓN BURSÁTIL
DIRECCIÓN GENERAL DE SUPERVISIÓN DE MERCADOS
INSURGENTES SUR 1971, TORRE SUR, PISO 9
COL. GUADALUPE INN, C.P. 01020, MÉXICO, D.F.

HACEMOS REFERENCIA AL INFORME ANUAL RELATIVO A LAS ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE INDUSTRIAS CH, S.A.B. DE C.V., DE LA SECCIÓN DE VALORES DEL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS, PARA MANIFESTAR A ESA COMISIÓN LO SIGUIENTE:

1. QUE CONOCEMOS LOS ALCANCES Y RESPONSABILIDADES FRENTE AL PÚBLICO INVERSIONISTA, LAS AUTORIDADES COMPETENTES Y DEMÁS PARTICIPANTES DEL MERCADO DE VALORES, QUE IMPLICAN EL SER UNA SOCIEDAD CON VALORES INSCRITOS EN LA SECCIÓN DE VALORES DEL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS Y QUE SE COTIZAN EN LA BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

2. LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE ANUAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE ANUAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ATENTAMENTE

C.P. SERGIO VIGIL GONZÁLEZ
DIRECTOR GENERAL

HÉCTOR FELIPE MENDOZA MARÍN
REPRESENTANTE LEGAL

7) ANEXOS

ESTADOS FINANCIEROS CONSOLIDADOS DICTAMINADOS EJERCICIO 2006

ERNST & YOUNG

• Mancera, S.C.
Antara Polanco
Av. Ejército Nacional 843-B
Col. Granada, 11520 México, D.F.

• Tel. 5283 1300
Fax. 5283 1392

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A la Asamblea General de Accionistas
Industrias CH, S.A.B. de C.V.

Hemos examinado los balances generales consolidados de Industrias CH, S.A.B. de C.V. y subsidiarias, al 31 de diciembre de 2006 y 2005, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos, por los años terminados en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestra auditoría. Los estados financieros de la subsidiaria Simrep Corporation, al 31 de diciembre de 2005, cuyos activos totales ascienden a $ 6,226,860 (miles) 31% de los totales consolidados e ingresos totales por el período de 6 meses terminado en esa fecha de $ 6,472,162 (miles) 39% de los totales consolidados, fueron examinados por otros auditores, y nuestra opinión, en cuanto a los importes incluidos por dicha subsidiaria, se basa únicamente en el dictamen de los otros auditores.

Nuestro examen fue realizado de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con las normas de información financiera mexicanas. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes y el dictamen de los otros auditores que se menciona en el párrafo anterior, proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, basada en nuestros exámenes y en el dictamen de los otros auditores a que se hace referencia en el primer párrafo, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de Industrias CH, S.A.B. de C.V. y subsidiarias al 31 de diciembre de 2006 y 2005, y los resultados consolidados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años terminados en esas fechas, de conformidad con las normas de información financiera mexicanas.

Mancera, S.C.
Integrante de
Ernst & Young Global

C.P.C. Alejandro Ruiz Onofre

México, D.F., a
2 de Abril de 2007

INDUSTRIAS CH, S.A.B. DE C.V. Y SUBSIDIARIAS

Balances generales consolidados

(Miles de pesos de poder adquisitivo del 31 de diciembre de 2006)

Activo	Al 31 de diciembre de 2006	Al 31 de diciembre de 2005
Activo circulante:		
Efectivo y equivalentes	$ 2,561,292	$ 725,531
Cuentas por cobrar:		
Clientes	2,632,478	2,878,947
Compañías relacionadas (Nota 1)	66,471	187,721
Impuesto al valor agregado por recuperar	69,808	121,732
Otras cuentas por cobrar	170,910	228,715
	2,939,667	3,417,115
Menos estimaciones para saldos de cobro dudoso	71,289	97,353
Total de cuentas por cobrar, neto	2,868,378	3,319,762
Inventarios, neto (Nota 5)	6,544,248	5,519,057
Pagos anticipados	140,071	242,592
Instrumentos financieros derivados (Nota 6)	-	73,979
Total del activo circulante	12,113,989	9,880,917
Inventarios a largo plazo (Notas 2f y 5)	86,035	79,439
Inmuebles, maquinaria y equipo, neto (Nota 7)	9,425,594	9,393,990
Activos intangibles y cargos diferidos, neto (Nota 8)	465,777	639,621
Otros activos netos	1,008	1,587
Total del activo	$ 22,092,403	$ 19,995,554

Pasivo y capital contable	Al 31 de diciembre de 2006	Al 31 de diciembre de 2005
Pasivo circulante:		
Vencimientos circulantes de la deuda financiera a largo plazo (Nota 10)	$ 3,286	$ 21,744
Proveedores	1,931,673	1,500,440
Provisiones (Nota 9)	23,194	16,513
Otras cuentas por pagar y pasivos acumulados	796,590	802,853
Compañías relacionadas (Nota 4)	224,683	628,487
Instrumentos financieros derivados (Nota 6)	6,107	-
Crédito diferido (Notas 2n y 15c)	-	135,881
Total del pasivo circulante	2,985,533	3,105,9[illegible]8
Deuda financiera a largo plazo (Nota 10)	-	104,777
Obligaciones laborales (Nota 11)	38,565	50,222
Otros pasivos a largo plazo (Notas 2o y 17d)	77,871	115,552
Impuesto sobre la renta diferido y participación a los trabajadores en las utilidades (Nota 13)	2,672,501	2,465,865
Crédito diferido (Notas 2n, 15b y 15c)	148,257	2[illegible]5,344
Total del pasivo a largo plazo	2,937,194	3,221,560
Total del pasivo	5,922,727	6,3[illegible]
Capital contable (Nota 14)		
Capital social	6,403,411	6,403,411
Prima en emisión de acciones	1,090,142	1,090,142
Reserva para recompra de acciones propias	1,063,280	1,063,290
Utilidades retenidas	7,317,916	4,986,130
Efecto inicial acumulado de impuesto sobre la renta diferido	(855,169)	(855,169)
Insuficiencia en la actualización del capital contable	(349,781)	(272,977)
Efecto de conversión de subsidiarias extranjeras, neto	(26,912)	13,270
Valor razonable de instrumentos financieros derivados (Nota 6)	(3,746)	48,044
Total del capital contable mayoritario	14,639,140	12,4[illegible]
Interés minoritario	1,530,536	1,181,045
Total del capital contable	16,169,676	13,6[illegible]
Total del pasivo y capital contable	$ 22,092,403	$ 19,995,554

Las notas adjuntas son parte integrante de este estado financiero

INDUSTRIAS CH, S.A.B. DE C.V. Y SUBSIDIARIAS

Estados consolidados de resultados

(Miles de pesos de poder adquisitivo del 31 de diciembre de 2006 excepto por la utilidad por acción)

	Años terminados el 31 de diciembre de 2006	2005
Ventas netas	$ 26,171,278	$ 16,617,801
Costo de ventas	21,356,011	13,565,693
Utilidad bruta	4,815,267	3,052,108
Gastos de operación	1,514,387	1,222,853
Utilidad de operación	3,300,880	1,829,255
Resultado integral de financiamiento:		
Ingreso por intereses, neto	81,576	15,147
(Pérdida) en cambios, neto	(31,460)	(191,330)
Efecto monetario desfavorable	(131,022)	(66,337)
Resultado integral de financiamiento, neto	(80,906)	(242,520)
Otros ingresos, neto	7,586	62,933
Utilidad antes de impuesto sobre la renta	3,227,560	1,649,668
Impuesto sobre la renta (Nota 13)		
Corriente	663,851	119,958
Diferido	(79,434)	(303,297)
Total de impuesto sobre la renta	584,417	(183,339)
Utilidad neta consolidada	2,643,143	1,833,007
Interés minoritario	311,357	193,368
Utilidad neta mayoritaria	$ 2,331,786	$ 1,639,639
Utilidad por acción:		
Promedio ponderado de acciones en circulación	436,574,586	142,607,228
Utilidad neta mayoritaria por acción (pesos)	5.34	11.50

Las notas adjuntas son parte integrante de este estado financiero.

INDUSTRIAS CH, S.A.B. DE C.V. Y SUBSIDIARIAS

Estados consolidados de variaciones en el capital contable

Años terminados el 31 de diciembre de 2006 y 2005

(Miles de pesos de poder adquisitivo constante del 31 de diciembre de 2006)

	Capital social	Prima en emisión de acciones	Reserva para recompra de acciones propias	Utilidades retenidas	Efecto inicial acumulado de impuesto sobre la renta diferido	Insuficiencia en la actualización del capital contable	Efecto por conversión de subsidiarias extranjeras	Valor razonable de instrumentos financieros derivados	Total del capital contable mayoritario	Interés minoritario	Total del capital contable
Saldos al 31 de diciembre de 2004	$ 4,668,115	$ 823,091	$ 340,253	$ 4,069,515	$ (855,169)	$ 179,306	$ -	$ 21,091	$ 9,245,576	$ 1,032,907	$ 10,279,184
Aumento de capital social (Nota 14)	1,735,295	267,051	-	-	-	-		-	2,002,346	-	2,002,346
Traspaso de utilidades retenidas a la reserva para recompra de acciones (Nota 14)	-	-	723,027	(723,027)	-	-		-	-	-	-
Utilidad integral (Nota 14)	-	-	-	1,639,642	-	(452,283)	13,270	26,953	1,227,582	147,138	1,376,216
Saldos al 31 de diciembre de 2005	6,403,411	1,090,142	1,063,280	4,986,130	(855,169)	(272,977)	13,270	48,044	12,476,131	1,181,645	13,657,776
Utilidad integral (Nota 14)				2,331,786		(76,805)	(40,182)	(51,790)	2,163,009	349,891	2,511,900
Saldos al 31 de diciembre de 2006	$ 6,403,411	$ 1,090,142	$ 1,063,280	$ 7,317,916	$ (855,169)	$ (349,782)	$ (26,912)	$ (3,746)	$ 14,639,140	$ 1,530,536	$ 16,169,676

Las notas adjuntas son parte integrante de este estado financiero.

INDUSTRIAS CH, S.A.B. DE C.V. Y SUBSIDIARIAS

Estados consolidados de cambios en la situación financiera

(Miles de pesos de poder adquisitivo
del 31 de diciembre de 2006)

	Años terminados el 31 de diciembre de	
	2006	2005
Actividades de operación:		
Utilidad antes de interés minoritario	$ 2,643,143	$ 1,833,007
Más cargos (menos créditos) a resultados que no requieren (proporcionan) recursos:		
Depreciación y amortización	529,551	433,575
Impuesto sobre la renta diferido	(79,434)	(303,297)
Prima de antigüedad y beneficio por terminación laboral	11,462	10,573
	3,104,722	1,973,858
Cuentas por cobrar a clientes, neto	220,405	(146,665)
Otras cuentas por cobrar y pagos anticipados	212,250	(181,585)
Inventarios, neto	(1,106,001)	1,239,530
Instrumentos financieros derivados	28,296	(17,235)
Cuentas por cobrar a compañías relacionadas	121,250	(222,226)
Proveedores, otras cuentas por pagar y pasivos acumulados	511,834	(862,841)
Cuentas por pagar a compañías relacionadas	(403,804)	514,866
Recursos generados por actividades de operación	2,688,952	2,297,702
Actividades de financiamiento:		
Aumentos de capital social	-	1,735,295
Prima en emisión de acciones neto	-	267,081
(Pagos) préstamos obtenidos a corto plazo	(18,458)	(146,550)
Préstamos obtenidos de la deuda financiera a largo plazo	(404,777)	(1,087,589)
Otros pasivos a largo plazo	(37,981)	240,686
Recursos generados por actividades de financiamiento	(461,216)	1,008,923
Actividades de inversión:		
Inventarios a largo plazo	(6,596)	(8,126)
Adiciones de inmuebles, maquinaria y equipo	(653,437)	(648,482)
Adquisición de Republic	(272,054)	(2,524,328)
Recuperación de seguro en Pav Republic	421,555	-
Interés minoritario	37,534	(44,231)
Incremento en otros activos no circulantes	81,023	(41,497)
Recursos utilizados en actividades de inversión	(391,975)	(3,266,664)
Aumento de efectivo y equivalentes	1,835,761	39,961
Efectivo y equivalentes al principio del año	725,531	685,570
Efectivo y equivalentes al final del año	$ 2,561,292	$ 725,531

Las notas adjuntas son parte integrante de este estado financiero.

Notas de los estados financieros

(Miles de pesos de poder adquisitivo
del 31 de diciembre de 2006)

1. Actividad y operaciones sobresalientes de la Compañía

Actividad

La principal actividad de Industrias CH, S.A.B. de C.V. y sus subsidiarias (en adelante ICH o la Compañía) es la manufactura y venta de productos siderúrgicos destinados a los mercados de la construcción, además de auto partes y energía, tanto en México como en el extranjero.

La emisión de los estados financieros y sus notas fueron autorizadas por el director general, C.P. Sergio Vigil González y por la Directora de Finanzas, C.P. Guadalupe Torreblanca Ybarra, para su emisión y aprobación del Comité de Auditoria y en su caso, Consejo de Administración, el día 2 de Abril de 2007.

Operaciones sobresalientes

a) El 9 de octubre del 2006, Grupo Simec, S.A.B. de C.V. (Simec), subsidiaria de la Compañía vendió el total de la participación en el capital social de Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA), debido a que el objeto social de dicha empresa no es acorde al de las actividades de la Compañía. La actividad principal de ACOSA es la recuperación de cartera vencida adquirida previamente mediante un proceso de licitación de subasta pública promovido por el Instituto de Protección al Ahorro Bancario.

b) Durante el 2006 los accionistas minoritarios de Simec ejercieron su derecho de preferencia de suscribir y pagar el aumento de capital social en su parte variable decretado en abril de 2005 y la Compañía ejerció el derecho de preferencia de suscribir y pagar dicho aumento a través de sus subsidiarias Tuberías Procarsa, S.A. de C.V. y Aceros y Laminados Sigosa, S.A. de C.V., quienes son socios minoritarios en Simec, como consecuencia de estas operaciones, la participación accionaría de ICH en Simec se redujo a 85.19%. Durante el 2005 la Compañía realizó aumentos de capital social en su Subsidiaria Simec, como consecuencia la participación accionaria de ICH se incrementó de 84.91% en 2004 a 85.39% en 2005.

c) Como se menciona en la Nota 15c, durante 2006, se adquirieron el 100% de las acciones de Holding Protel, S.A. de C.V. Posterior a la adquisición se efectuó la escisión de la Compañía adquirida, y se constituyeron, Compañía Siderúrgica del Golfo, S.A. de C.V., Industrial Procarsa, S.A. de C.V. y Nueva Pytsa Industrial, S.A. de C.V.

d) El 11 de febrero de 2005, se realizó la Oferta Pública Mixta de Acciones del capital social, consistente en una oferta primaria de venta y suscripción de 67,319,150 acciones no suscritas (incluyendo 11,410,026 acciones materia de la opción de sobre asignación) de la Serie "B" Clase "I", representativas de la parte mínima sin derecho a retiro del capital social de la Compañía, y una oferta pública secundaria de venta de hasta 11,410,026 acciones y de la cual la Compañía no recibirá recursos ("La Oferta Nacional"). El precio de colocación fue de $ 25.50 (pesos nominales) por acción, por lo que el monto de la oferta nacional primaria y secundaria ascendió a $ 1,716,638 (nominal) y $ 290,956 (nominal), respectivamente. Simultáneamente a la Oferta Nacional, se realizó una oferta privada en los Estados Unidos de América y otros lugares del extranjero de 8,747,686 acciones ("La Oferta Internacional") con los mismos términos; por lo tanto, la Oferta Global fue 76,066,836 acciones, de las cuales aproximadamente el 88.50% se colocó en la Oferta Nacional y el 11.50% restante en la Oferta Internacional.

Una vez realizada la Oferta Global, el capital social pagado está representado por 436,574,580 acciones, de las cuales las acciones de la Oferta Global Primaria representan el 20.04% del capital social de la Compañía.

e) El día 20 julio de 2005 la Compañía adquirió a través de Simec el total de las acciones de Operadora de Apoyo Logístico, S.A. de C.V. (OAL) empresa subsidiara de Grupo TMM, S.A de C.V., para convertirla en la operadora de las tres plantas siderúrgicas de México (Nota 15 b).

f) Como se indica en la Nota 15a, el 22 de julio de 2005, Industrias CH, S.A.B. de C.V. y su subsidiaria Grupo Simec, S.A.B. de C.V. (SIMEC) adquirieron las acciones en circulación de PAV Republic Inc. ("Republic"), a través de la subsidiaria de Simec, Sim Rep Corporation, establecida en los Estados Unidos de Norteamérica (EUA).

2. Resumen de las principales políticas contables

a) Políticas y prácticas contables

A continuación se resumen las principales políticas y prácticas contables utilizadas en la preparación de los estados financieros consolidados, de conformidad con las normas de información financiera (NIF's), las cuales comprenden a los Boletines y circulares emitidos por la Comisión de Principios de Contabilidad (CPC) del Instituto Mexicano de Contadores Públicos, A.C. (IMCP) que no han sido modificados, sustituidos o derogados por las NIF's, así como por las NIF's emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF).

Para propósito de revelación en las notas a los estados financieros consolidados, cuando se hace referencia a miles de pesos o "$", se trata de miles de pesos mexicanos y cuando se hace referencia a "dólares" o "US", se trata de dólares de los EUA.

(Miles de pesos de poder adquisitivo

b) Bases de consolidación

Los estados financieros consolidados incluyen los de Industrias CH, S.A.B. de C.V. y los de sus subsidiarias en las que ejerce control. Los saldos y operaciones importantes entre las compañías del grupo se han eliminado en la preparación de los estados financieros consolidados.

Las compañías subsidiarias son las siguientes:

	Tenencia accionaria	
	2006	2005
Grupo Simec, S.A.B. de C.V.	**85.19**	85.39
Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG)	**85.19**	85.39
Arrendadora Simec, S.A. de C.V.	**85.19**	85.39
Simec International, S.A. de C.V.	**85.19**	85.39
Controladora Simec, S.A. de C.V.	**85.19**	85.39
SimRep y Subsidiarias	**100.00**	100.00
Undershaft Investments, N.V.	**85.19**	85.39
Pacific Steel, Inc.	**85.19**	85.39
Compañía Siderúrgica del Pacífico, S.A. de C.V.	**85.19**	85.39
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	**85.19**	85.39
Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	**85.19**	85.39
Industrias del Acero y del Alambre, S.A. de C.V.	**85.19**	85.39
Procesadora Mexicali, S.A. de C.V.	**85.19**	85.39
Servicios Simec, S.A. de C.V.	**85.19**	85.39
Sistemas de Transporte de Baja California, S.A. de C.V.	**85.19**	85.39
Operadora de Metales, S.A. de C.V.	**85.19**	85.39
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	**85.19**	85.39
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	**85.19**	85.39
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	**85.19**	85.39
Administradora de Cartera de Occidente, S.A. de C.V. (vendida en octubre de 2006)	-	85.39
Tuberías Procarsa, S.A. de C.V.	**99.99**	99.99
Operadora Procarsa, S.A. de C.V.	**99.99**	99.99
Procarsa, S.A. de C.V.	**99.99**	99.99
Recubrimientos Procarsa, S.A. de C.V.	**99.99**	99.99

Pytsa Monclova, S.A. de C.V.	**99.99**	99.99
Inmobiliaria Procarsa, S.A. de C.V.	**99.99**	99.99
Comercializadora de Compañia Mexicana de Perfiles y Tubos, S.A. de C.V.	**99.99**	99.99

	Tenencia accionaria	
	2006	2005
Compañía Mexicana de Perfiles y Tubos, S.A. de C.V.	**99.99**	99.99
Pytsa Industrial, S.A. de C.V.	**99.99**	99.99
Inmobiliaria Pytsa, S.A. de C.V.	**99.99**	99.99
Aceros y Laminados Sigosa, S.A. de C.V.	**99.99**	99.99
Sigosa Aceros, S.A. de C.V.	**99.99**	99.99
Administración y Control de la Producción, S.A. de C.V.	**99.99**	99.99
Siderúrgica del Golfo, S.A. de C.V.	**99.99**	99.99
Servicios Administrativos Sigosa, S.A. de C.V. (1)	**99.99**	99.99
Operadora de Industrias CH, S.A. de C.V.	**99.99**	99.99
Operadora ICH, S.A. de C.V.	**99.99**	99.99
Aceros CH, S.A. de C.V.	**99.99**	99.99
Servicios CH, S.A. de C.V.	**99.99**	99.99
Administración de Empresas CH, S.A. de C.V.	**99.99**	99.99
Procarsa Industrial, S.A. de C.V.	**99.99**	99.99
Holding Protel, S.A. de C.V. (a partir de 2006)	**100.00**	-
Compañía Siderúrgica del Golfo, S.A. de C.V. (a partir de 2006)	**100.00**	-
Industrial Procarsa, S.A. de C.V. (a partir de 2006)	**100.00**	-
Nueva Pytsa Industrial, S.A. de C.V. (a partir de 2006)	**100.00**	-
Lámina y Maquilas del Norte, S.A. de C.V. (1)	**99.99**	99.99
Tubulares y Perfiles Industriales, S.A. de C.V. (1)	**99.99**	99.99
Comercializadora Pytsa, S.A. de C.V. (1)	**99.99**	99.99
Operadora de Tubería Industrial de Monterrey, S.A. de C.V. (1)	**99.99**	99.99
Operadora de Laminados y Perfiles Monterrey, S.A. de C.V. (1)	**99.99**	99.99
Operadora de Lámina y Maquilas del Norte, S.A. de C.V. (1)	**99.99**	99.99

(1) Compañías en suspensión de actividades

c) Reconocimiento de los efectos de la inflación en la información financiera

La información financiera reconoce los efectos de la inflación, por lo que las cifras de los estados financieros y sus notas se expresan en miles de pesos con poder adquisitivo al 31 de diciembre de 2006. El factor de actualización aplicado a los estados financieros al 31 de diciembre de 2005 fue del 1.0405, el cual corresponde a la inflación aplicable del 1 de enero al 31 de diciembre de 2006, de acuerdo con el Índice Nacional de Precios al Consumidor (INPC).

Los índices que se utilizaron para efectos de reconocer la inflación fueron los siguientes:

31 de diciembre de	INPC	Inflación
2006	121.015	4.05%
2005	116.301	3.33%

A continuación se señalan los conceptos más importantes derivados del reconocimiento de los efectos de la inflación:

- Los inventarios y costos de ventas así como los inmuebles, maquinaria y equipo, se actualizan como se indica en las Notas 2f y 2h.

- Capital contable. Las cuentas del capital contable fueron actualizadas mediante factores de ajustes derivados del INPC.

- Pérdida monetaria. Este concepto representa los efectos de la inflación sobre los activos y pasivos monetarios. Los importes relativos se incluyen en los estados de resultados como parte del costo integral de financiamiento.

- Insuficiencia en la actualización del capital contable. Este rubro se integra por el déficit acumulado por posición monetaria a la fecha de la primera aplicación del Boletín B-10 y por el resultado acumulado por tenencia de activos no monetarios (RETANM).

El RETANM representa la diferencia entre el incremento en el valor específico de los activos no monetarios con el aumento que hubieran tenido únicamente por efectos de la inflación medidos en base al INPC.

d) Conversión de estados financieros de subsidiarias en el extranjero

Los estados financieros de las subsidiarias en el extranjero, SimRep Corporation y sus subsidiarias, así como los de Pacific Steel y Undershaft Investments, fueron convertidos a moneda nacional de conformidad con el Boletín B-15 "Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras".

Para la conversión de SimRep y subsidiarias se consideró como entidad extranjera debido a que no son parte integral de la Compañía, según lo señala el mismo Boletín B-15, por lo que sus estados financieros fueron convertidos a principios mexicanos incluyendo el reconocimiento de los efectos de la inflación de acuerdo al Boletín B-10 aplicándole la inflación de EUA con base al índice de precios al consumidor publicado por el departamento del trabajo de EUA. El efecto de conversión resultante se registra en una cuenta del capital contable bajo el rubro de "efectos de conversión de subsidiarias extranjeras".

Las compañías subsidiarias en el extranjero, Pacific Steel y Undershaft Investment fueron consideradas como "operaciones extranjeras integradas" debido a que mantienen una relación de interdependencia financiera y operativa, por lo que sus estados financieros fueron convertidos a moneda nacional, conforme a las disposiciones del Boletín B-10 aplicando el INPC. El efecto de conversión resultante se registra en el estado de resultados como parte del costo integral de financiamiento.

e) Efectivo y equivalentes

El efectivo y sus equivalentes están representados principalmente por depósitos bancarios e inversiones de alta liquidez, con vencimientos no mayores a 90 días, y se presentan valuadas a su costo de adquisición más intereses devengados, importe que es similar al valor de mercado de esas inversiones.

f) Inventarios y costo de ventas

Las subsidiarias nacionales valúan el inventario inicialmente a costo promedio y posteriormente se ajusta al valor de mercado o valor de reposición, el menor.

Los valores son determinados sobre las siguientes bases:

- Productos terminados, en proceso y billet; al costo directo de la última producción del mes.
- El costo de ventas representa el costo de reposición de los inventarios al momento de la venta, expresado en pesos de poder adquisitivo al cierre del ejercicio más reciente que se presenta.
- Materias primas; de acuerdo a los precios de compra que regían en el mercado a la fecha del balance general consolidado.
- Materiales, refacciones y rodillos; al costo histórico actualizado por los índices de inflación de la industria del acero.

La Compañía clasifica como inventarios a largo plazo, los rodillos y refacciones que, de acuerdo a datos históricos y tendencias de producción, no se utilizarán en el corto plazo (un año).

La estimación de lento movimiento e inventario dañado, se determina considerando el costo del reproceso de los inventarios de materiales y productos terminados cuya rotación es mayor a un año.

g) Instrumentos financieros derivados

Durante 2006 y 2005, la Compañía utilizó instrumentos financieros derivados con el fin de dar certidumbre a los precios de gas natural, realizando estudios de volúmenes históricos, necesidades futuras o compromisos adquiridos, evitando así la exposición a riesgos ajenos a la operación de los negocios. La Compañía mantiene vigilancia sobre sus riesgos financieros a través de la Dirección General, que continuamente analiza el riesgo de la Compañía en cuanto a precios, crédito y liquidez.

Los riesgos derivados de las fluctuaciones en el gas natural, cuya cotización está basada en la oferta y demanda de los principales mercados internacionales, son cubiertos mediante contratos de intercambio de flujo de efectivo o swaps de gas natural, donde la Compañía recibe precio flotante y paga precio fijo. Las fluctuaciones en el precio de este insumo energético provenientes de volúmenes consumidos, se reconocen como parte de los costos de operación de la Compañía.

Los instrumentos derivados se reconocen en el balance general a su valor razonable, el cual está representado inicialmente por la contraprestación pactada. Al cierre de cada mes se recalcula el valor razonable del derivado y por tanto el valor del pasivo o el activo conforme a la nueva estimación. La Compañía evalúa periódicamente los cambios en el flujo de efectivo de los instrumentos derivados para analizar si el swap es altamente efectivo y cubre la exposición a las fluctuaciones de los precios del gas. En 2006 y 2005 los derivados que no calificaron como instrumentos derivados de cobertura ajustaron suscambios en valor razonable contra los resultados del ejercicio. Para los instrumentos que si calificaron como instrumentos derivados de cobertura de flujo de efectivo, el valor razonable y los cambios subsecuentes fueron registrados en el capital contable dentro del rubro de utilidad integral, netos del efecto de impuestos diferidos.

La efectividad de los instrumentos de cobertura se determina al momento en que los instrumentos financieros derivados son designados como coberturas y se evalúa periódicamente. Se considera altamente efectivo un instrumento en el cual los cambios en el valor razonable o flujos de efectivo de la posición primaria son compensados sobre una base periódica o acumulativa, por los cambios en el valor razonable o flujos de efectivo del instrumento de cobertura en un rango entre el 80% y 125%.

h) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo, se registran al costo de adquisición y se actualizan mediante factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualiza utilizando los índices inflacionarios del país de origen y las variaciones de los tipos de cambio en relación con el peso.

La depreciación de los inmuebles, maquinaria y equipo se calcula por el método de línea recta, de acuerdo con la vida útil estimada de los activos correspondientes.

El costo integral de financiamiento, el cual incluye (i) el costo del interés (ii) cualquier fluctuación cambiaria derivado de moneda extranjera y (iii) el efecto por posición monetaria correspondiente a activos en periodo de construcción o instalación, se capitaliza como parte del valor de los activos y se actualiza con un factor derivado del INPC desde la fecha de capitalización hasta el cierre del ejercicio y se amortiza en el plazo promedio de depreciación de los activos correspondientes.

El valor de los inmuebles, maquinaria y equipo se revisa cuando existen indicios de deterioro en el valor de dichos activos. Cuando el valor de recuperación, que es el mayor entre el precio de venta y su valor de uso, el cual es el valor presente de flujos de efectivo futuros es inferior el valor neto en libros, la diferencia se reconoce como una pérdida por deterioro.

Las vidas útiles totales de los principales grupos de activos son como sigue:

	Años
Edificios	5 a 100
Maquinaria y equipo	10 a 50
Equipo de transporte	4 a 20
Muebles, enseres y equipo de cómputo	10 a 15

Los gastos de mantenimiento y reparaciones menores se registran en los resultados cuando se incurren.

i) Arrendamientos

Cuando los riesgos y beneficios inherentes a la propiedad del activo arrendado permanecen sustancialmente con el arrendador, se clasifican como arrendamientos operativos y las rentas devengadas se cargan a resultados conforme se incurren. La Compañía no cuenta con contratos de arrendamiento que pudieran clasificarse como capitalizables.

j) Activos intangibles

Los activos intangibles se amortizan considerando el valor actualizado de los activos mediante el método de línea recta y con base en su vida útil estimada. Aquellos intangibles que cuenten con una vida indefinida no se amortizan.

El valor de los activos intangibles de vida definida se revisa cuando existen indicios de deterioro en el valor de dichos activos. Cuando el valor de recuperación, que es el mayor entre el periodo de venta y su valor de uso, es inferior el valor neto en libros, la diferencia se reconoce como una pérdida por deterioro.

Tratándose de activos intangibles con una vida indefinida, que aún no estén disponibles para su uso, y aquellos cuyo periodo de amortización exceda de veinte años desde la fecha en que estuvieron disponibles para su uso, las pruebas de deterioro se efectúan al final de cada año.

Los activos intangibles y cargos diferidos de la Compañía incluyen costos relacionados a la marca de Republic, cartera de clientes, acuerdos laborales, de licencias y proveedores. El importe registrado por estos conceptos fue determinado por peritos independientes. La marca de Republic tiene una vida útil indefinida y no será amortizada. La cartera de clientes de Republic, la cual tiene una vida útil estimable es amortizada sobre su vida de acuerdo al método de línea recta. El valor intangible asignado a ciertos acuerdos laborales, de licencia y proveedores se amortizan sobre la vid útil de acuerdo con el método de línea recta.

k) Pasivos, provisiones, activos y pasivos contingentes y compromisos

Los pasivos por provisiones se reconocen cuando (i) existe una obligación presente (legal o asumida) como resultado de un evento pasado, (ii) es probable que se requiera la salida de recursos económicos como medio para liquidar dicha obligación, y (iii) la obligación pueda ser estimada razonablemente.

Cuando el efecto del valor del dinero a través del tiempo es significativo, el importe de la provisión es el valor presente de los desembolsos que se espera sean necesarios para liquidar la obligación. La tasa de descuento aplicada es antes de impuestos y refleja las condiciones de mercado a la fecha del balance general y, en su caso, el riesgo específico del pasivo correspondiente. En estos casos, el incremento en la provisión se reconoce como un gasto por intereses.

Las provisiones por pasivos contingentes se reconocen solamente cuando es probable la salida de recursos. Asimismo, los compromisos solamente se reconocen cuando generan una pérdida.

l) Primas de antigüedad y beneficios por terminación laboral

Los beneficios acumulados por primas de antigüedad y beneficios por terminación, a que tienen derecho los trabajadores por ley, se reconocen en los resultados de cada ejercicio, con base en cálculos efectuados por actuarios independientes mediante el método de crédito unitario proyectado, utilizando hipótesis financieras netas de inflación del valor presente de esta obligación. La amortización del costo de los servicios anteriores que no se ha reconocido, se basa en la vida de servicio remanente estimada del personal.

m) Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en las utilidades (PTU)

Los impuestos diferidos se determinan por el método de activos y pasivos. Bajo este método, a todas las diferencias temporales que surgen entre los valores contables y fiscales de los activos y pasivos, se les aplica la tasa del ISR vigente a la fecha, o bien, aquellas tasas aprobadas a esa fecha y que estarán vigentes al momento en que se estiman que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

Los activos por impuestos diferidos se evalúan periódicamente, creando en su caso una estimación sobre aquellos montos por los que no existe una alta probabilidad de recuperación.

El efecto inicial acumulado de impuesto sobre la renta diferido que se presenta en el capital contable, representa el efecto del reconocimiento de impuestos diferidos acumulados a la fecha en que se adoptó este principio contable, reexpresado a la fecha del balance general más reciente que se presenta.

El IMPAC se compensa contra el ISR diferido, con la debida evaluación de su recuperabilidad. .

En el caso de PTU, únicamente se da el tratamiento de impuestos diferidos a las diferencias temporales que surgen de la conciliación entre la utilidad del ejercicio y la renta gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio futuro, y no exista algún indicio de que los pasivos o los beneficios no se puedan materializar.

n) Crédito diferido

La Compañía aplicó de manera supletoria el EITF 98-11 "Tratamiento contable de las diferencias temporales en ciertas transacciones de compra que no son consideradas una adquisición de un negocio", respecto a la compra de Operadora de Apoyo Logístico, S.A. de C.V. y Holding Protel, S.A. de C.V. Dicho pronunciamiento fue emitido por el *"Emergin Issues Task Force"* y publicado el 24 de septiembre de 1998. El crédito diferido se obtiene de la diferencia entre la cantidad pagada y el valor del capital contable al momento de la compra.

El crédito diferido es amortizado contra los resultados del ejercicio en la misma proporción al aprovechamiento del beneficio fiscal que da origen al mismo (ver Nota 15b y 15c), respectivamente.

o) Costos ambientales

Con base en la información disponible, la Compañía registró un pasivo para cubrir el costo de remediación ambiental que se estima razonable incurrir en el futuro. La estimación de la reserva está determinada con base a la información actualmente disponible y tecnología existente, con base a las leyes y regulaciones vigentes y considera los efectos de la inflación y otros factores sociales y económicos que pudieran afectar la estimación en los términos del Boletín C-9, "Pasivos, provisiones, activos y pasivos contingentes y compromisos".

p) Reconocimiento de ingresos

Los ingresos por ventas se reconocen en el momento en el cual se transfiere al cliente la propiedad de los productos, lo cual ocurre cuando los clientes reciben y aceptan las mercancías que les fueron embarcadas.

La Compañía registra las provisiones necesarias para reconocer los gastos por fletes, las devoluciones y los descuentos sobre ventas, al momento en que se reconocen los ingresos relativos, los cuales se deducen de las ventas en los estados de resultados, o se incluyen en los gastos de venta, según corresponda.

q) Concentración de riesgo

Los excedentes de efectivo se invierten en depósitos a plazo en instituciones financieras con buenas calificaciones crediticias. Con respecto a las operaciones mexicanas los productos de la Compañía se comercializan con un gran número de clientes, sin que exista concentración importante en algún cliente específico, la base de clientes es amplia y geográficamente diversa. En relación al mercado estadounidense al 31 de diciembre de 2006, los cinco clientes mas importantes representaron el 34.5% de las ventas totales de dicho mercado. Así mismo, durante el año 2006 el cliente United Steel Corporation, representó el 15% del total de ventas del mercado estadounidense.

r) Utilidad por acción

La utilidad neta mayoritaria por acción es el resultado de dividir la utilidad neta mayoritaria entre el promedio ponderado de las acciones en circulación de cada ejercicio, de conformidad con el boletín B-14, "Utilidad por Acción".

s) Uso de estimaciones

La preparación de estados financieros consolidados, requiere que la administración de la Compañía efectúe estimaciones razonables que pueden afectar los importes reportados de activos y pasivos y la revelación de activos y pasivos contingentes a la fecha de los estados financieros y los importes de ingresos y gastos reportados que surgen durante el ejercicio. Los resultados reales pudieran diferir de estas estimaciones.

La Compañía ha efectuado estimaciones contables significativas con respecto a las estimaciones de valuaciones para cuentas por cobrar, inventarios, activos de larga duración, activos y pasivos de impuestos sobre la renta diferidos, pasivos y obligaciones ambientales relacionados con el cuidado de la salud de los empleados.

La siguiente tabla muestra el movimiento de la estimación de cuentas de cobro dudoso por los años terminados el 31 de diciembre de 2006 y 2005:

(Miles de pesos de poder adquisitivo

	2006	2005
Saldo inicial	**$ 97,353**	$ 87,678
Provisión del año	**31,209**	27,291
Cancelación de cuentas incobrables	**(54,332)**	(12,855)
Inflación del saldo del año anterior	**(2,941)**	(4,761)
Saldo final	**$ 71,289**	$ 97,353

t) Fluctuaciones cambiarias

Las operaciones en moneda extranjera se registran al tipo de cambio aplicable a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance general. Las diferencias cambiarias entre la fecha de celebración y las de su cobro o pago, así como las derivadas de la conversión de los saldos denominados en monedas extranjeras a la fecha de los estados financieros, se aplican a resultados.

En la Nota 3 se muestra la posición consolidada en monedas extranjeras al final de cada ejercicio y los tipos de cambio utilizados en la conversión de estos saldos.

u) Utilidad integral

De conformidad con el Boletín B-4, "Utilidad integral", esta se conforma por la utilidad neta del periodo más los efectos en el periodo por conversión de entidades extranjeras, por los cambios en el valor razonable de los instrumentos financieros derivados y por el RETANM del ejercicio aplicados directamente al capital contable y en su caso, por otras partidas que afecten el capital contable, sin pasar por resultados.

v) Segmentos

La información por segmentos se presenta de acuerdo a la información que utiliza la administración para la toma de decisiones. La información se presenta considerando las áreas geográficas en que opera la Compañía, de conformidad con el Boletín B-5, "Información financiera por segmentos" (ver Nota 16).

w) Nuevos pronunciamientos contables

A continuación se comenta lo más relevante de los pronunciamientos que entraron en vigor en 2006:

NIF A-1 "Estructura de las Normas de Información Financiera"

La NIF A-1 establece la estructura de las NIF, las cuales engloban conceptos básicos normativos, que constituyen el llamado "marco conceptual", así como las "normas particulares", que establecen los criterios específicos que deben emplearse para el reconocimiento contable de las transacciones, transformaciones internas y de otros eventos que afectan económicamente a una entidad, para la emisión de información financiera en un lugar y momento determinados.

(Miles de pesos de poder adquisitivo

La NIF A-1 agrupa a los principios básicos emitidos por la CPC e incorporó el concepto de sustancia económica. Dicho concepto establece que la sustancia económica debe prevalecer en el reconocimiento contable con el fin de incorporar los efectos de las transacciones, transformaciones internas y otros eventos que afectan económicamente a la entidad, de acuerdo con su realidad económica y no solo a su atención jurídica, cuando una y otra coincidan.

NIF A-3 "Necesidades de los usuarios y objetivos de los estados financieros"

La NIF A-3 entre otras disposiciones establece la posibilidad de emitir el estado de cambios en la situación financiera o un estado de flujo de efectivo, los cuales deberán ser emitidos atendiendo a lo establecido en las normas particulares. Al 31 de diciembre de 2006 no existen reglas particulares para la emisión de los estados de flujo de efectivo, por lo que en tanto no se emitan dichas normas particulares, se seguirán emitiendo los estados de cambios en la situación financiera.

NIF A-5 "Elementos básicos de los estados financieros"

La NIF A-5 modifica la clasificación de ingresos y gastos en el estado de resultados, en ordinarios y no ordinarios. Los ingresos y gastos ordinarios se derivan de operaciones y eventos usuales, esto es, los que son propios del giro de la entidad, sean frecuentes o no; mientras que los ingresos y gastos no ordinarios corresponden a operaciones y eventos inusuales, sean frecuentes o no. Asimismo, esta norma excluye aquellas partidas que bajo el derogado Boletín A-7 comparabilidad, emitido por la CPC, eran consideradas como especiales y extraordinarias. Por tanto, estas partidas deben considerarse como parte del resultado ordinario o no ordinario, respectivamente.

Asimismo, esta NIF obliga a reciclar las "otras partidas de utilidad integral" al momento en que los activos netos que le dieron origen se realicen.

Sin embargo, el Boletín B-3 Estado de resultados, en vigor al 31 de diciembre de 2006, emitido por la CPC, aún no hace referencia a dicha clasificación, ni da las reglas del reciclaje de "las otras partidas de utilidad integral". Por ello, los estados de resultados se siguen presentando de acuerdo con las disposiciones del Boletín B-3 en vigor al 31 de diciembre de 2006, acorde con las conclusiones de la interpretación de la norma de información financiera (INIF 3) Aplicación inicial de las NIF, emitida en enero de 2006, la cual establece que de manera transitoria deberá atenderse a lo establecido en las NIF particulares que aún no han sido modificadas, mientras se termina su proceso de adaptación con el Marco Conceptual.

La nueva NIF B-3, Estado de resultados, emitido por el CINIF, entrará en vigor el 1 de enero de 2007, por lo cual la clasificación de los ingresos y gastos en ordinarios y no ordinarios a los ingresos y gastos, se hará en el ejercicio que terminará el 31 de diciembre de 2007, tal como lo requieren las reglas de presentación.

NIF A-7 "Presentación y revelación"

La NIF A-7 requiere que los estados financieros se presenten en forma comparativa, por lo menos con el periodo precedente. Se requiere revelar en los estados financieros la fecha autorizada para la emisión de los mismos y el o los nombres de funcionarios u órganos de la administración quienes autorizaron su emisión.

NIF A-8 "Supletoriedad"

La NIF A-8 da las normas de revelación ante la utilización de una norma supletoria o la suspensión de la misma.

NIF B-1 "Cambios contables y correcciones de errores"

La NIF B-1 establece que los cambios en normas particulares, reclasificaciones y correcciones de errores, deben reconocerse en forma retrospectiva, por lo que los estados financieros básicos afectados que se presenten en forma comparativa con el periodo actual, deben ajustarse desde el inicio de periodo más antiguo que se presente. Asimismo, requiere que en el caso de reclasificaciones, se revelen los rubros afectados, importes correspondientes, como fueron previamente presentados y después de dar efecto a las reclasificaciones.

INIF 3 "Aplicación inicial de las NIF"

La INIF 3 fue emitida en enero de 2006 con la finalidad de aclarar que hacer en aquellos casos en los que las NIF particulares no sean consistentes con el marco conceptual de las NIF, principalmente en lo relativo a la clasificación del estado de resultados y al reciclamiento de otras partidas integrales mencionados en la NIF A-5.

El CINIF concluyó en esta INIF que en estos casos, y de manera transitoria y en lo que se termina el proceso de adaptación de las NIF con el marco conceptual, deberá atenderse a lo establecido en las NIF particulares que aun no han sido modificadas, ya que éstas son las que establecen con mayor detalle los criterios aplicables para cumplir con el marco conceptual, además de que las modificaciones deben aun ser sometidas a un proceso de auscultación.

A continuación se comenta lo más relevante de los pronunciamientos que entraron en vigor en 2007:

NIF B-3 "Estado de resultados"

la NIF B-3 establece los lineamientos para clasificar los ingresos, costos y gastos en "ordinarios" y "no ordinarios", modifica algunas NIF particulares, redefine las principales secciones del estado de resultados, destacándose los conceptos de partidas "ordinarias" y "niveles de utilidad", y elimina del estado de resultados el renglón denominado "efecto acumulado al inicio del ejercicio por cambios contables", congruente con la NIF B-1 antes mencionada.

NIF B-13 "Hechos posteriores a la fecha de los estados financieros"

Esta NIF modifica las reglas anteriores de eventos posteriores, al establecer que cuando las reestructuraciones de activos y pasivos y las renuncias por los acreedores a ejercer su derecho de hacer exigibles los adeudos cuando se dieron situaciones de incumplimiento de compromisos adquiridos en contratos de deuda se dan en el periodo posterior, deberán ser revelados en las notas y reconocidos en el período en el cual se lleven a cabo y, por tanto, no se deben ajustar los estados financieros por estos hechos posteriores, tal como lo permitía el Boletín B-13.

NIF C-13 "Partes relacionadas"

Esta NIF amplia el concepto de partes relacionadas, para mencionar a los negocios conjuntos en los que participa la entidad informante, e incorpora como partes relacionadas a los familiares cercanos del personal gerencial clave o de los directivos relevantes, así como los fondos derivados de un plan de remuneraciones por obligaciones laborales. Adiciona a las revelaciones existentes las siguientes: la relación entre controladora y subsidiaria independientemente que hayan realizado operaciones entre ellas en el periodo; nombre de la controladora directa y, si fuese diferente, el de la controladora principal del ente económico al que pertenece; los beneficios al personal gerencial clave o directivos relevantes de la entidad; e indicar las condiciones de las operaciones celebradas con partes relacionadas son equivalentes a las que se tienen en operaciones similares realizadas con otras partes independientes, pero sólo si se cuenta con los elementos necesarios para demostrarlo.

INIF D-6 "Capitalización del resultado integral de financiamiento"

La NIF D-6 "Capitalización del resultado integral de financiamiento", hace obligatoria la capitalización del "Resultado Integral de Financiamiento" (RIF), dejando de ser opcional. Se define al RIF capitalizable como aquel atribuible a los activos calificables que pudo ser evitado si su adquisición no se hubiera realizado; los activos calificables son definidos como aquellos adquiridos por una entidad y que requieran un periodo prolongado de adquisición para poder usarlos, venderlos o arrendarlos. Esta NIF establece las condiciones para la capitalización del RIF, el método a seguir en la determinación del monto capitalizable, y define las reglas aplicables al período durante el cual se hará la capitalización.

INIF 4 "Presentación en el estado de resultados de la participación de los trabajadores en la utilidad"

Esta INIF concluye, con base en los resultados de los procesos de auscultación de las NIF B-3, D-3 y D-4, que la participación de los trabajadores en la utilidad debe presentarse en el estado de resultados como un gasto ordinario.

3. Posición en moneda extranjera

a) Los activos y pasivos monetarios denominados en dólares de EUA, al 31 de diciembre de 2006 y 205, se indican a continuación:

	Miles de dólares 2006	2005
Activos a corto plazo	US 384,610	US 327,471
Pasivos a corto plazo	(216,026)	(272,973)
Pasivo a largo plazo	(7,175)	(37,557)
Posición activa neta	US 161,409	US 16,941

Los tipos de cambio del peso en relación con las monedas extranjeras, al 2 de abril de 2007 y al 31 de diciembre de 2006 y 2005, fueron los siguientes (cifras en pesos):

	2 de abril de 2007	2006	2005
Dólar	11.0322	10.881	10.777

Al 31 de diciembre de 2006 y 2005, la Compañía tenía la siguiente posición de activos no monetarios de origen extranjero, o cuyo costo de reposición se puede determinar únicamente en dólares.

	Miles de dólares 2006	2005
Maquinaria y equipo, neto	US 434,589	US 383,707
Inventarios	391,091	289,715
	US 825,680	US 673,422

b) A continuación se resumen las transacciones efectuadas con el extranjero, excluyendo las importaciones de maquinaria y equipo y las operaciones de la subsidiaria en el extranjero, por los ejercicios terminados el 31 de diciembre de 2006 y 2005:

	(Cifras en miles de dólares) 2006	2005
Ventas	US 1,473,998	US 691,390
Compras (materias primas)	(862,877)	(430,891)
Otros gastos (refacciones)	(9,818)	(8,093)
Gastos por intereses	(1,170)	(3,478)

El tipo de cambio del peso en relación con las monedas extranjeras, utilizado por la Compañía, se basa en un promedio ponderado de tipos de cambio de mercado, disponibles para la liquidación de sus transacciones en monedas extranjeras.

La Compañía tiene subsidiarias en el extranjero, cuyos activos y obligaciones combinados se resumen a continuación:

	Miles de dólares			
		2006		2005
Activos circulantes monetarios	**US**	**135,619**	US	110,499
Inventarios y gastos anticipados		**381,606**		278,157
Pasivos a corto plazo		**(166,866)**		(121,745)
Capital de trabajo		**350,359**		266,911
Inmuebles, maquinaria y equipo		**143,232**		139,787
Otros activos y cargos diferidos		**22,399**		32,702
Pasivos a largo plazo		**(57,461)**		(100,233)
		108,170		72,256
Capital contable	**US**	**458,529**	US	339,167

4. Operaciones y saldos con compañías relacionadas

a) Las operaciones realizadas con partes relacionadas, en los años terminados el 31 de diciembre de 2006 y 2005, fueron como sigue:

		2006		2005
Ventas	**$**	**721,343**	$	698,002
Compras		**229,254**		186,309
Otros ingresos		**-**		20
Otros gastos		**10,924**		3
Servicios pagados		**8,261**		25,641
Servicios cobrados		**3,102**		6,328
Gastos por interés		**1,032**		1,579

b) Los saldos con partes relacionadas al 31 de diciembre de 2006 y 2005 se integran como sigue:

		2006		2005
Por cobrar:				
Tuberías y Láminas la Metálica, S.A. de C.V.	**$**	**31,668**	$	-
Sigosa Steel Co.		**28,003**		993
Otros		**1,579**		2,107
Operadora de Perfiles y Estructuras del Norte, S.A. de C.V.		**1,463**		-
Industrial de Herramientas CH, S.A. de C.V.		**1,387**		92,399
Sistemas Estructurales y Construcciones, S.A. de C.V.		**1,188**		92,222
Procarsa Tube & Pipe		**1,183**		-
	$	**66,471**	$	187,721

(Miles de pesos de poder adquisitivo

		2006		2005
Por pagar:				
Operadora de Manufacturera de Tubos, S.A. de C.V.	$	**65,164**	$	221,321
Joist Estructuras, S.A. de C.V.(antes Seyco Joist, S.A. de C.V.)		**58,748**		226,284
Operadora de Procesos de Acero, S.A. de C.V.		**32,572**		67,792
Seyco Estructuras, S.A. de C.V.		**26,760**		56,577
Construnorte, S.A. de C.V.		**21,119**		21,461
Compañía Mexicana de Tubos, S.A. de C.V.		**7,848**		
Construalco, S.A. de C.V.		**5,466**		5,616
Inmobiliaria Belgrado, S.A. de C.V.		**3,577**		7,816
Otras		**3,427**		4,526
Controladora VG, S.A. de C.V.		**2**		2
Tuberías y Láminas la Metálica, S.A. de C.V.		**-**		12,651
Procarsa Tube & Pipe		**-**		4,441
	$	**224,683**	$	628,487

Las compañías incluidas en tablas anteriores se consideran afiliadas, ya que los accionistas de dichas entidades son también accionistas de la Compañía

Los saldos de las cuentas por cobrar y por pagar se originaron por la operación de la compañía, y no generan o causan intereses.

5. Inventarios

Los inventarios se integran como sigue:

		2006		2005
Productos terminados	**$**	**3,213,741**	$	3,697,551
Productos en Proceso		**135,103**		94,579
Billet		**139,254**		128,255
Materias primas y materiales		**2,387,304**		844,036
Materiales, refacciones y rodillos		**108,080**		159,951
Anticipos a proveedores y otros		**359,559**		449,540
Materiales en tránsito		**254,527**		201,904
		6,597,568		5,575,816
Estimación para inventarios de lento movimiento y obsolescencia		**(53,320)**		(56,763)
Total inventarios circulantes		**6,544,248**		5,519,053
Inventarios no circulantes		**86,035**		79,439
Total	**$**	**6,630,283**	$	5,598,492

(Miles de pesos de poder adquisitivo

6. Instrumentos financieros derivados

La Compañía utiliza instrumentos financieros derivados, principalmente para compensar la exposición a la variabilidad de los precios del gas natural. Los instrumentos financieros derivados utilizados por la Compañía consisten en contratos de swap de gas natural. El valor es reconocido en el balance general a su valor razonable. Dado que los cambios en los flujos de efectivo del swap son altamente efectivos en mitigar la exposición a la variabilidad en el precio del gas natural, este derivado califica como instrumento financiero derivado de cobertura de tipo de flujo de efectivo, y por ende, el valor razonable del swap se registra en la cuenta de utilidad integral en el capital contable.

En México, a finales de 2006, la Compañía contrató instrumentos financieros derivados con fines de cobertura para el riesgo de la fluctuación del precio del gas natural, con PEMEX Gas y Petroquímica Básica (PGPB) y Natgasmex, S.A. de C.V. (Natgasmex). La cobertura garantizará a la Compañía, que una porción de sus consumos futuros de gas natural durante el año de 2007, con PGPB serán a un precio fijo de US$ 6.99 y US$ 7.23 por MMBtu (un millón de Unidades Térmicas Británicas) en el mes de enero de 2007 y de US$ 6.62 por MMBtu por el período de febrero a diciembre de 2007 y con

Natgasmex serán a un precio fijo de US$ 7.04 por MMBtu por los meses de enero y febrero de 2007 y de US$ 6.75 por MMBtu por el período de marzo a diciembre de 2007.

Al 31 de diciembre de 2006, la Compañía reconoció un pasivo por $ 6,107 y al 31 de diciembre de 2005 determinó un activo por $ 73,979. Los montos registrados en el capital contable como parte de la utilidad integral al 31 de diciembre de 2006 fue una pérdida de $ 3,746 y una utilidad de $ 48,044 al 31 de diciembre de 2005.

Basado en la rotación de sus inventarios, la Compañía considera que el gas natural que es quemado e incorporado a sus productos en un mes se ve reflejado dentro del costo de ventas en el mes posterior; es por ello que los efectos realizados de esta cobertura se reclasifican de la cuenta de utilidad integral hacia resultados en el mes de siguiente. En los años terminados el 31 de diciembre de 2006 y 2005, la Compañía registró $ 30 millones y $ 50 millones respectivamente, como una reducción al costo de ventas como resultado de las transacciones liquidadas.

En el caso de Republic, ésta utiliza contratos swap para cubrir los cambios en el costo del gas natural. Los contratos generalmente no son por más de un año. En el año 2006 los cambios en el valor justo de estos instrumentos se registraron como otros pasivos y los saldos al cierre donde se agrupan se registran como gastos o ingresos operativos, netos. En el año 2005, la Compañía reconoció el valor justo de estos instrumentos como pasivos o activos y registró los cambios en el valor justo dentro del resultado integral, un componente del capital contable. Cuando una transacción se liquida, la utilidad o pérdida realizada se reconoce como componente del costo del bien vendido.

(Miles de pesos de poder adquisitivo

7. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se analizan como sigue:

	2006	2005
Edificios	**$ 3,476,526**	$ 2,972,083
Maquinaria y equipo	**10,275,655**	9,590,627
Equipo de transporte	**84,650**	91,497
Muebles, enseres y equipo de cómputo	**79,459**	82,982
	13,916,290	12,737,189
Menos depreciación acumulada	**5,519,073**	4,841,800
	8,397,217	7,895,389
Terrenos	**839,218**	844,353
Construcciones en proceso y maquinaria en instalación	**158,591**	622,442
Maquinaria y equipo fuera de uso	**30,568**	31,806
	$ 9,425,594	$ 9,393,990

(*) Las construcciones en proceso corresponden principalmente a mejoras para incrementar la capacidad instalada. La conclusión de estos proyectos se estima para febrero de 2008 y el monto pendiente de invertir se estima en $ 402,679.

El gasto por depreciación de los ejercicios terminados el 31 de diciembre de 2006 y 2005 ascendió a $ 436,150 y $ 365,818, respectivamente.

La Compañía ha capitalizado RIF en edificios y en maquinaria y equipo, como un complemento al costo de adquisición, por un importe neto de $ 505,884 hasta 2006 y $ 504,796 en 2005; respectivamente.

En diciembre de 2004, Republic inició con la instalación de nueva maquinaria para producción de retoños y lingotes en su planta ubicada en Canton, Ohio. La maquinaria fue instalada para permitir la flexibilidad en la capacidad de fundición y tener ventaja en los precios volátiles de la materia prima e incrementar el negocio de los productos semi-terminados. El proyecto se concluyó en junio de 2006 y se inició la producción. El proyecto costó aproximadamente $ 609 millones, y el saldo correspondiente se traspasó de construcciones en proceso a edificios y maquinaria y equipo.

Al 31 de diciembre de 2006 y 2005, la maquinaria y equipo tuvo un índice específico de actualización superior al INPC, ya que una parte importante de ella es de origen extranjero, y el factor de inflación del país de origen, conjuntamente con el deslizamiento del peso respecto de la moneda del país correspondiente, fue mayor.

(Miles de pesos de poder adquisitivo

8. Activos intangibles y cargos diferidos

Los otros activos incluyen principalmente gastos de organización y gastos preoperativos y, se presentan a su valor actualizado con base en el INPC. La amortización se calcula por el método de línea recta, sobre la base del valor actualizado, en un periodo que va de 2 a 20 años.

Como se menciona en la Nota 15a), como resultado de la adquisición de Republic, la Compañía determinó y reconoció activos intangibles a su valor razonable.

Los valores presentados originalmente al 31 de diciembre de 2005, fueron modificados al 31 de diciembre de 2006 derivado de la recuperación de seguros descrita en la Nota 15a).

Al 31 de diciembre de 2006 y 2005, este rubro se integra como sigue:

	Costo	Amortización acumulada	Saldo al 31-Dic-06	Costo	Amortización acumulada	Saldo al 31-Dic-05
Nombre Registrado Republic	$ 58,551	$ -	$ 58,551	$ 73,890	$ -	$ 73,890
Acuerdos sindicales	94,327	65,449	28,878	119,050	24,290	94,760
Contrato Kobe Tech	68,300	8,063	60,237	86,203	2,994	83,209
Lista de clientes	35,777	2,535	33,242	45,160	942	44,218
	256,955	76,047	180,908	324,303	28,226	296,077
Gatos preoperativos	564,237	391,055	173,182	564,237	354,348	209,889
Gastos de organización	122,601	10,914	111,687	135,696	2,041	133,655
	$ 943,793	$ 478,016	$ 465,777	$ 1,024,236	$ 384,615	$ 639,621

La amortización de los ejercicios terminados el 31 de diciembre de 2006 y 2005 ascendió a $ 93,401 y $ 67,757, respectivamente.

Las estimaciones de las vidas útiles y amortizaciones para los próximos 5 años son como sigue:

	Valor al 31-Dic-06	Vida útil	Amortización 2006	Amortización futura estimada 2007	2008	2009*	2010	20111
Nombre Registrado Republic	$ 58,551	Indefinida	$ -	-	-	-	-	-
Acuerdos sindicales	94,327	24.5 meses	41,159	28,878	-	-	-	-
Kobe Tech	68,300	144 meses	5,069	5,691	5,691	5,691	5,691	5,691
Lista de clientes	35,777	240 meses	1,593	1,784	1,784	1,784	1,784	1,784
	$ 256,955		$ 47,821	36,353	7,475	7,475	7,475	7,475

9. Provisiones

Las provisiones al 31 de diciembre del 2006 y 2005 se integran como sigue:

2006	**Sueldos y otros pagos al personal**	**Honorarios**	**Total**
Saldos al 31 de diciembre de 2005	**$ 12,015**	**$ 4,498**	**$ 16,513**
Incrementos cargados a resultados	**405,090**	**12,585**	**417,675**
Pagos	**(399,093)**	**(11,901)**	**(410,994)**
Saldos al 31 de diciembre de 2006	**$ 18,012**	**$ 5,182**	**$ 23,194**

2005	Sueldos y otros pagos al personal	Honorarios	Total
Saldos al 31 de diciembre de 2004	$ 6,627	$ 3,723	$ 10,350
Incrementos cargados a resultados	356,498	6,001	362,499
Pagos	(351,110)	(5,226)	(356,336)
Saldos al 31 de diciembre de 2005	$ 12,015	$ 4,498	$ 16,513

10. Deuda financiera

La deuda financiera, al 31 de diciembre de 2006 y 2005, se integra como sigue:

	2006	2005
Deuda con Ohio Department of Development	**$ -**	$ 48,581
Crédito revolvente con General Electric Capital (GE Capital)	-	374,554
Papel a mediano plazo	**3,286**	3,386
Total de la deuda financiera a largo plazo	**3,286**	426,521
Menos vencimientos circulantes de la deuda financiera a largo plazo	**3,286**	21,744
Deuda financiera a largo plazo, excluyendo vencimientos Circulantes	**$ -**	$ 404,777

a) Deuda con Ohio Department of Development

Al 31 de diciembre de 2006 Republic no tiene deuda a largo plazo. Al 31 de diciembre de 2005, Republic tenía un préstamo del Ohio Department of Development por $ 4.3 millones de dólares, $1.6 millones de dólares tenían vencimiento a corto plazo, que fue utilizado para modernizar la planta de Lorain en Ohio. El proyecto fue terminado en 2003. La cantidad inicial del préstamo era $5.0 millones de dólares generando intereses del 3% anual, con vencimientos el primer día de cada mes, hasta el vencimiento del préstamo en julio de 2008. El préstamo estaba garantizado por el proyecto de modernización del molino de 20", de la planta de Lorain. El 1 de marzo de 2006 se pagó la totalidad de este crédito.

b) Crédito revolvente con General Electric Capital (GE Capital)

Al 22 de julio de 2005, Republic tenía un crédito revolvente disponible con garantía por $ 250 millones de dólares con GE capital. Este crédito vence en mayo del 2009 y se puede renovar a su vencimiento hasta el 20 de mayo del 2010, si Republic lo solicita por escrito. A partir del 1 de noviembre del 2005, se redujo el crédito disponible de $ 250 millones de dólares a $ 150 millones de dólares.

Al 31 de diciembre del 2006, Republic no tiene saldo por pagar a GE capital y ha emitido $ 8 millones de dólares en cartas de crédito bajo el crédito revolvente con GE capital. Al 31 de diciembre del 2005, Republic tiene un saldo por pagar a GE Capital por $ 33.4 millones de dólares y $ 3.3 millones de dólares en cartas de crédito. El monto que Republic tiene disponible al 31 de diciembre de 2006, asciende a $142 millones de dólares. Republic paga una comisión del 0.50% por año sobre el crédito no utilizado.

Los préstamos otorgados por GE Capital están garantizados por los inventarios y cuentas por cobrar propiedad de Republic y sus adquisiciones posteriores. Las obligaciones de este crédito de GE Capital están garantizadas incondicional e irrevocablemente en común por las subsidiarias de Republic.

Este préstamo genera interés de acuerdo a las siguientes opciones que elija Republic; en una tasa indexada igual a la más alta del "prime rate" publicada por el diario Wall Street Journal, más el margen aplicable, o la tasa de federal funds más 50 puntos de base por año, más el margen aplicable; o LIBOR más el margen aplicable. A partir del 1 de enero de 2006, los márgenes aplicables fueron ajustados de 0.00% a 0.25% para la tasa indexada y de 0.875% a 1.25% para los préstamos de LIBOR basados en la disponibilidad diaria del promedio en el trimestre anterior. El nuevo acuerdo también modifica la comisión sobre el crédito no utilizado de 0.50% a 0.375%. Basados en el último trimestre del 2006 de acuerdo a la tasa diaria disponible, los márgenes iniciales para 2007 serán 0.00% para la tasa indexada, 0.875% para la tasa de LIBOR, 0.5% para la comisión sobre el crédito no utilizado y 0.875% aplicable para la carta de crédito.

El crédito de GE Capital establece una serie de requisitos, obligaciones y limitantes, incluyendo restricciones en las inversiones de capital y mantenimiento. Los gastos en inversión de capital para cualquier ejercicio fiscal están limitados a $ 100.0 millones de dólares, excluyendo los gastos en inversión de capital financiados por ingresos de cualquier recuperación de seguro recibida. Los gastos en inversión de capital estaban limitados a $ 40 millones de dólares hasta antes del 1 de noviembre de 2005. Al 31 de diciembre de 2006, la Compañía está cumpliendo con todos los requisitos, obligaciones y limitantes establecidos en el crédito con GE capital.

(Miles de pesos de poder adquisitivo

c) Papel a mediano plazo

El 22 de octubre de 1997 y 17 de agosto de 1998, la Compañía ofreció a los tenedores del papel a mediano plazo de Simec, intercambiar a la par sus bonos, por nuevos bonos denominados pagarés subordinados en tercer lugar. Los nuevos bonos devengaron intereses semestralmente a una tasa anual de interés del 10.5% y las amortizaciones de capital son semestrales a partir del 15 de mayo de 2000 y hasta el 15 de noviembre de 2007. Al 31 de diciembre de 2006, el monto de los bonos no intercambiados asciende a $ 302,000 dólares aproximadamente, más los intereses acumulados.

11. Primas de antigüedad y beneficio por terminación laboral

El costo, las obligaciones y otros elementos de primas de antigüedad y beneficios por terminación laboral, se determinan con base en cálculos preparados por actuarios independientes al 31 de diciembre de 2006 y 2005.

Los componentes del costo neto de periodo de los años terminados al 31 de diciembre de 2006 y 2005, son los siguientes:

	2006	2005
Costo neto del período:		
Costo laboral	$ 5,687	$ 5,482
Costo financiero	2,417	2,284
Amortización del pasivo de transición	3,049	2,652
Amortización de servicios anteriores y modificaciones al plan	106	155
Efecto de extinción de obligaciones	203	-
Costo neto del período	$ 11,462	$ 10,573

A continuación se detalla el valor presente de las obligaciones por los beneficios de los planes:

	2006	2005
Importe de las obligaciones por beneficios proyectados (OBP)	$ 68,453	$ 50,679
Partidas pendientes de amortizar:		
Pasivo de transición	(31,056)	(27,355)
Servicios anteriores y modificaciones al plan	(385)	(1,427)
Variaciones en supuestos y ajustes por experiencia	(4,487)	1,523
Saldos del pasivo adicional	6,040	6,802
Pasivo neto proyectado reconocido en los balances generales consolidados	38,565	30,222
Obligaciones por beneficios actuales (OBA)	$ 53,233	$ 47,035

El pasivo neto proyectado al 31 de diciembre de 2005 incluye $ 6.3 millones que corresponden al pasivo del plan de asistencia médica de Republic que es subsidiaria de la compañía localizada en los Estados Unidos, el cual cubre aproximadamente 14 empleados, y considera una tasa del 10% por costo de asistencia médica.

(Miles de pesos de poder adquisitivo

Los supuestos más importantes utilizados en la determinación del costo neto del período del plan, son los siguientes:

	2006	2005
Tasa real de descuento utilizada para reflejar el valor presente de las obligaciones	**4.3%**	4.5%
Tasa real de incremento en los niveles de sueldos futuros	**1.5%**	2.0%
Periodo de amortización del pasivo de transición	**16 años**	15 años

12. Otros planes de prestaciones a empleados

Republic es la única compañía del grupo que ofrece planes de pensiones a sus empleados. El 83% de los trabajadores de producción de Republic son asegurados por la contratación colectiva con la Unión de Siderúrgicos de América (United Steelworkers of America –USWA por sus siglas en inglés). La contratación colectiva vence el 15 de agosto de 2007 (contrato laboral). Para las operaciones mexicanas, aproximadamente el 60% de los empleados son bajo contrato colectivo. Los contratos colectivos expiran en periodos mayores a un año.

El contrato laboral de Republic, proporciona un plan de contribución definida para la salud del retiro y prestaciones de pensiones. Se requiere que Republic aporte $ 41.3 pesos por cada hora trabajada hasta el vencimiento del contrato laboral. Por el año terminado el 31 de diciembre de 2006, la Compañía registró un gasto en el estado de resultados de $ 169.7 millones y por el período del 22 de julio al 31 de diciembre de 2005, la Compañía registró un gasto en el estado de resultados de $ 71.5 millones.

El contrato laboral incluye un plan de reparto de utilidades, al cual la Compañía debe aportar el 15% del ingreso trimestral que exceda a $ 136 millones antes de impuestos, conforme al contrato laboral. Por el año terminado el 31 de diciembre de 2006 la Compañía registró un gasto en el estado de resultados de $ 90 millones y por el período del 22 de julio al 31 de diciembre de 2005, Republic registró un gasto en el estado de resultados de $ 7.6 millones por este concepto.

Republic cuenta con un plan de contribución definido para el retiro que cubre casi todos los empleados asalariados y no sindicalizados. Este plan es diseñado para proporcionar prestaciones de retiro a través de aportaciones de la Compañía y por importes diferidos de la compensación de los empleados. Republic fondea aportaciones a este plan en cada período de pago, en base a la edad y tiempo de servicio al mes de enero de cada año. El monto de la aportación de la Compañía es igual al salario base multiplicado por el porcentaje apropiado en base a la edad y los años de servicio. La aportación llega a ser adquirida al 100% al cumplir cinco años de servicio. Además, se permite que los empleados hagan aportaciones a un plan para el retiro 401(k) por medio de montos diferidos de nómina. Republic otorga una aportación del 25% sobre el primer 5% de nómina que un empleado elige aportar. Los empleados adquieren el 100% de las aportaciones 401(k) de Republic. Por el año terminado el 31 de diciembre de 2006 Republic registró un gasto en el estado de resultados de $ 26.1 millones y por el período del 22 de julio al 31 de diciembre de 2005, Republic registró un gasto en el estado de resultados de $ 12 millones en los planes de aportaciones para el retiro y 401(k) planes de aportaciones.

(Miles de pesos de poder adquisitivo

Republic cuenta con un plan de reparto de utilidades para los empleados asalariados y no sindicalizados, excluyendo a un grupo selecto de gerentes y ejecutivos. Se requiere que Republic aporte 3% de los ingresos trimestrales antes de impuestos, conforme al plan, en exceso a los $ 136 millones. Por el año terminado el 31 de diciembre de 2006 Republic registró un gasto de $ 20.7 millones y por el período del 22 de julio al 31 de diciembre de 2005, Republic registró un gasto en el estado de resultados de $ 1.1 millones.

En el año 2006 Republic estableció un plan de incentivos para ejecutivos clave. Este plan está basado en el cumplimiento del EBITDA (Utilidad antes de impuestos, depreciación y amortización por sus siglas en inglés) establecido en el presupuesto. Los incentivos para el período del 22 de julio al 31 de diciembre de 2005 se basaban en el logro de los objetivos corporativos e individuales que incluyen resultados financieros, mejoras a rendimientos operativos, utilización de energía, calidad, seguridad, y flujo de efectivo.

Por el año terminado el 31 de diciembre de 2006 la Compañía registró un gasto por este plan de $ 1.1 millones. Por el período del 22 de julio al 31 de diciembre de 2005, Republic no registró ningún gasto por este plan.

Republic ofrece un plan de incentivos administrativos a un grupo selecto de gerentes y ejecutivos. Los incentivos se basan en el logro de los objetivos corporativos e individuales que incluyen resultados financieros, mejora de rendimientos operativos, utilización de energía, calidad, seguridad, y flujo de efectivo. Por el período del 22 de julio al 31 de diciembre de 2005, Republic no registró ningún gasto por este plan. En relación con la adquisición del 22 de julio de 2005 de Republic, la Compañía asumió el pasivo acumulado para este plan de $ 10.1 millones el cual fue pagado en enero 2006. Además, la Compañía asumió una compensación para el Director General, por $ 5.6 millones, el cual fue pagado en enero de 2006. En 2006 este plan fue reemplazado por el plan de incentivos para ejecutivos clave.

Republic cuenta con un plan de compensación diferida que cubre a ciertos empleados clave. El plan permite que el empleado difiera un monto anual del salario base y otorga una aportación anual fija por Republic en base a un porcentaje del salario. Por el año terminado el 31 de diciembre de 2006 Republic registró un gasto de $ 1.1 millones y por el período del 22 de julio al 31 de diciembre de 2005, la Compañía registró un gasto de $ 1.1 millones.

13. Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en la utilidad (PTU)

Impuesto sobre la renta

a) A partir de 1995, la Compañía, como empresa controladora, obtuvo autorización para presentar declaración consolidada de ISR e IMPAC.

(Miles de pesos de poder adquisitivo

De acuerdo con la ley de ISR, en 2006 consolidó en base a la participación accionaria, en 2005, la Compañía consolidó al 60% el resultado fiscal de sus subsidiarias para propósitos del ISR e IMPAC.

En los años 2006 y 2005 el ISR cargado a los resultados se integra:

	2006	2005
ISR de las subsidiarias mexicanas	**$ 145,415**	$ 166,643
ISR de las subsidiarias extranjeras	**518,436**	(46,685)
ISR diferido de las subsidiarias mexicanas	**460,684**	(307,159)
ISR diferido de las subsidiarias extranjeras	**(191,353)**	73,307
Amortización de crédito diferido (Nota 2n)	**(348,765)**	(69,445)
Total ISR	**$ 584,417**	$ (183,339)

b) Los efectos de los impuestos de las diferencias temporales que originan porciones significativas de los activos y pasivos de impuestos diferidos, al 31 de diciembre de 2006 y 2005, se detallan a continuación:

	2006	2005
Activo diferidos:		
Estimación de cuentas incobrables	**$ 57,339**	$ 82,363
Provisiones de pasivo	**111,662**	112,352
Anticipos de clientes	**12,924**	48,821
Pérdidas fiscales por amortizar (netas de reservas por nuevas adquisiciones)	**312,852**	455,212
IMPAC por recuperar	**311,832**	212,152
Instrumentos financieros	**1,710**	-
Otros	**12,785**	14,927
Total activos diferidos brutos	**821,104**	925,827
Menos reserva de valuación	**365,557**	322,327
Activos diferidos, netos	**$ 455,547**	$ 603,500
Pasivos diferidos:		
Inventarios, neto de los saldos al 31 de diciembre de 1986 aún no deducidos	**$ 413,022**	$ 412,522
Instrumentos financieros derivados	**-**	15,983
Inmuebles, maquinaria y equipo	**1,828,265**	1,630,711
Beneficio por consolidación fiscal (partidas especiales)	**126,948**	109,403
Gastos preoperativos	**69,696**	92,255
Exceso de pasivo entre utilidades acumuladas y cuenta de utilidad fiscal neta	**340,641**	313,712
Amortización acumulada del exceso de valor en libros sobre el costo de acciones adquiridas	**-**	144,478
Inventarios acumulables	**345,163**	287,524
Otros	**4,313**	62,777
Total de pasivos diferidos	**3,128,048**	3,069,365
Pasivos diferidos, neto	**$ 2,672,501**	$ 2,465,865

(Miles de pesos de poder adquisitivo

c) Al 31 de diciembre de 2006 y 2005 el gasto de impuestos atribuible a la utilidad antes de ISR fue diferente del que resultaría de aplicar la tasa de 29% en 2006 y 30% en 2005 de ISR a la utilidad antes de esta provisión, como resultado de las partidas que se mencionan a continuación:

	2006	2005
Gasto "esperado"	**$ 935,992**	$ 494,900
Incremento (reducción) resultante de:		
Efecto de la inflación, neto	**21,110**	26,464
Partidas no acumulables	**(28,851)**	(117,820)
Efectos de cambios publicados en leyes y tasas	**(53,236)**	(471,116)
Amortización del crédito diferido	**(351,025)**	(69,445)
Impuesto al activo y perdidas que expiraron	**73,775**	25,184
Cambio de reserva de valuación de activos por impuestos diferidos (1)	**43,240**	(73,344)
Otros, neto	**(56,588)**	1,838
Gasto (beneficio) por ISR	**$ 584,417**	$ (183,339)

(1) La reserva de valuación de los activos diferidos al 31 de diciembre de 2006 y 2005 fue de $ 365,557 y $ 322,327, respectivamente. El cambio neto en la reserva de valuación, por los años terminados el 31 de diciembre de 2006 y 2005, fue de una aumento de $ 43,230 y una disminución de $ (73,344), respectivamente. Para evaluar la recuperabilidad de los activos diferidos, la administración considera la probabilidad de que una parte o el total de ellos no se recuperen. La realización final de los activos diferidos depende de la generación de utilidad gravable en los periodos en que son deducibles las diferencias temporales. Al llevar a cabo esta evaluación, la administración considera la reversión esperada de los pasivos diferidos, las utilidades gravables proyectadas y las estrategias de planeación fiscal.

La tasa efectiva para el año terminado el 31 de diciembre de 2006 fue de 19.76 % y (0 % en 2005) respectivamente. La tasa efectiva del impuesto sobre la renta durante 2005 tuvo una disminución importante que fue el resultado de las reestructuras corporativas. Estos cambios resultaron en diferencias favorables que tuvieron un impacto único en la tasa efectiva del impuesto sobre la renta para el año terminado al 31 de diciembre de 2005.

En el mes de diciembre de 2004 se aprobó la disminución de la tasa de ISR del 33% en 2004, al 30% en 2005, 29% en 2006 y 28% del 2007 en adelante.

De conformidad con la Ley de ISR vigente hasta el 31 de diciembre de 2004, las compras de inventarios eran deducibles en el ejercicio en que se realizaban, independientemente de la fecha en que se vendieran. A partir de 2005, los inventarios serán deducibles hasta el momento en que se vendan, estableciéndose reglas para la acumulación del saldo de inventarios al 31 de diciembre de 2004, en períodos que dependen de las circunstancias de cada empresa.

(Miles de pesos de poder adquisitivo

d) La Compañía tiene pérdidas fiscales que de acuerdo con la Ley del ISR vigente, pueden amortizarse contra las utilidades fiscales que se generen en los próximos diez años. Las pérdidas fiscales se pueden actualizar siguiendo ciertos procedimientos establecidos en al propia Ley.

Al 31 de diciembre de 2006, las pérdidas fiscales por amortizar y el IMPAC por recuperar, expiran como sigue:

		Importe actualizado al 31 de diciembre de 2005	
Año de origen	Vencimiento	Pérdidas fiscales por amortizar	IMPAC por recuperar
1997	2007	$ 31,978	$ 12,907
1998	2008	14,156	41,163
1999	2009	29,053	19,627
2000	2010	62,525	23,390
2001	2011	31,549	16,905
2002	2012	2,713	14,453
2003	2013	21,258	14,686
2004	2014	48,655	18,321
2005	2015	2,664,747	30,021
2006	2016	68,700	120,359
		$ 2,975,334	$ 311,832

Impuesto al activo

Este impuesto se causa a razón del 1.8% sobre un promedio neto de la mayoría de los activos menos ciertos pasivos. Este impuesto es acreditable contra el ISR, debiéndose pagar únicamente por el monto que exceda a éste. Cualquier pago que se efectúa es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes. Por los ejercicios 2006 y 2005 la Compañía determinó IMPAC por $ 120,359 y $ 30,021, respectivamente.

Participación de los trabajadores en las utilidades

La PTU se determina en términos generales sobre el resultado fiscal excluyendo el ajuste anual por inflación y los efectos de la actualización de la depreciación del ejercicio. Por los ejercicios de 2006 y 2005 se determinó PTU que por su poca importancia se presenta como parte del ISR del año por operaciones mexicanas.

14. Capital contable

A continuación se describen las principales características de las cuentas que integran el capital contable:

(Miles de pesos de poder adquisitivo

a) Estructura del capital social

De acuerdo por lo dispuesto en el artículo 22 de la Ley del Mercado de Valores que entró en vigor el 28 de junio de 2006, las sociedades cuyas acciones se encuentran registradas en el Registro Nacional de Valores, debieron de agregar en su denominación social la expresión "Bursátil", o su abreviatura "B". En tal virtud, en Asamblea Extraordinaria de Accionistas celebrada el 28 de abril de 2006, se aprobó entre otros acuerdos, la reforma a la cláusula PRIMERA de los Estatutos Sociales, a efectos de adecuarla a lo dispuesto por dicha disposición legal, por lo que a partir de esa fecha la denominación social de "Industrias CH", deberá ir seguida siempre de las palabras Sociedad Anónima Bursátil de Capital Variable, o de las siglas S.A.B. DE C.V.

En Asamblea General Extraordinaria de Accionistas, celebrada con fecha 11 de enero de 2005, se acordó lo siguiente:

I Aprobación de la conversión de las 106,950,029 acciones de la Serie "B" Clase "II", representativas del capital variable, en acciones representativas del capital fijo sin derecho a retiro y reclasificar todas las acciones de la Serie "A" en circulación, por el mismo número de acciones, a una sola Serie "B" Clase "I". Como consecuencia de lo anterior, se aumentó el capital social en su parte fija sin derecho a retiro en la cantidad de $ 3,101,551 para quedar en la cantidad de $ 3,484,908 que estará representado por 120,169,248 acciones ordinarias, nominativas, íntegramente suscritas y pagadas, sin expresión de valor nominal, de la Serie "B" Clase "I".

II. Aprobación de realizar una división (split) de las acciones en circulación, mediante la emisión y entrega a los accionistas, libre de pago, de tres nuevas acciones por cada una de las acciones de las que sean titulares. Derivado de lo anterior, se autorizó la emisión de 240,338,496 acciones de la Serie "B" Clase "I", con lo que el capital de la sociedad quedó representado por un total de 360,507,744 acciones ordinarias, nominativas, sin expresión de valor nominal, de la Serie "B" Clase "I", representativas del capital mínimo fijo de la Compañía.

III. Aumentar la parte mínima fija sin derecho a retiro del capital social de la Compañía, hasta por la cantidad de $ 1,613,696 (histórico), mediante la emisión de hasta 166,934,039 acciones ordinarias, de libre suscripción, de la Serie "B" Clase "I", representativas hasta del 31.6% del capital social de la Compañía, una vez considerado el aumento, para que sean objeto de una oferta pública mixta en México y en el extranjero en los términos de la Ley del Mercado de Valores.

IV. La Oferta Pública Mixta de Acciones del capital social se llevó a cabo el día 11 de febrero del año 2005, consistente en una oferta primaria de venta y suscripción de 67,319,150 acciones no suscritas (incluyendo 11,410,026 acciones materia de la opción de sobre asignación) de la Serie "B" Clase "I", representativas de la parte mínima sin derecho a retiro del capital social de la Compañía, y una oferta pública secundaria de venta de hasta 11,410,026 acciones y de la cual la Compañia no recibirá recursos ("La Oferta Nacional"). El precio de colocación fue de $ 25.50 por acción, por lo que el monto de la oferta nacional primaria y secundaria ascendió a $ 1,716,638 (nominal) y $

290,956 (nominal), respectivamente. Simultáneamente a la Oferta Nacional, se realizó una oferta privada en los Estados Unidos de América y otros lugares del extranjero de 8,747,686 acciones ("La Oferta Internacional") con los mismos términos; por lo tanto, la Oferta Global fue 76,066,836 acciones, de las cuales aproximadamente el 88.50% se colocó en la Oferta Nacional y el 11.50% restante en la Oferta Internacional.

(Miles de pesos de poder adquisitivo

V. Después de los movimientos antes mencionados, el capital social de la Compañía al 31 de diciembre del 2006, asciende a $ 6,403,411 ($ 5,955,529 históricos), integrado por: 436,574,580 acciones ordinarias, nominativas, sin expresión de valor nominal, de la Serie “B” Clase “I”.

b) Recompra de acciones propias

Las compañías inscritas en la Bolsa Mexicana de Valores, tienen la posibilidad de adquirir temporalmente parte de sus acciones, con el objeto de fortalecer la oferta y la demanda en el mercado de valores. De acuerdo con la Ley del Impuesto Sobre la Renta, las acciones recompradas que no sean públicamente comercializadas dentro del periodo de un año pueden ser estimadas como acciones canceladas y tratadas como una reducción del capital social, sujeta a impuesto sobre la renta.

En la Asamblea General Ordinaria, celebrada el 28 de abril de 2006, se acordó mantener la reserva para acciones propias hasta $ 1,063,280 ($ 1,000,000 histórico).

Al 31 de diciembre de 2006, la Compañía posee un total de 2,517,300 número de acciones recompradas.

c) Utilidad integral

La utilidad integral, que se presenta en los estados consolidados de variaciones en el capital contable, representa el resultado de la actividad total de la Compañía durante el año y se integra por las partidas que se mencionan a continuación, las cuales, de conformidad con las normas de información financiera aplicables, se llevaron directamente al capital contable, excepto por la utilidad neta:

	2006	2005
Utilidad neta mayoritaria	**$ 2,331,786**	$ 1,639,639
Resultado por tenencia de activos no monetarios	**(106,674)**	(580,142)
Impuestos diferidos aplicados al resultado por tenencia de activos no monetarios	**29,869**	127,358
Efecto por conversión de subsidiarias extranjeras neto	**(40,182)**	13,270
Valor razonable de instrumentos financieros derivados	**(71,930)**	37,964
Impuesto diferido en valor razonable de instrumentos financieros	**20,140**	(11,011)
Utilidad integral mayoritaria	**2,163,009**	1,227,078
Interés minoritario	**348,891**	149,138
Total	**$ 2,511,900**	$ 1,376,216

d) Restricciones al capital contable

La utilidad neta del ejercicio esta sujeta a la separación de un 5% para constituir la reserva legal hasta que alcance la quinta parte del capital social. Al 31 de diciembre de 2006, la reserva legal asciende a $ 331,432 (incluido en las utilidades retenidas) cifra que no ha alcanzado el importe requerido.

(Miles de pesos de poder adquisitivo

El importe actualizado, sobre bases fiscales, de las aportaciones efectuadas por los accionistas, puede reembolsarse a los mismos sin impuesto alguno, en la medida en que dicho monto sea igual o superior al capital contable.

Las utilidades sobre las que no se ha cubierto el impuesto sobre la renta "ISR", y las otras cuentas del capital contable, originarán un pago de ISR a cargo de la Compañía, en caso de distribución, a la tasa del 28%, por lo que los accionistas solo podrán disponer del 72% de dichos importes.

15. Adquisiciones

a) El 22 de julio de 2005, ICH y su subsidiaria Simec, adquirieron las acciones en circulación de Republic a través de su subsidiaria SimRep Corporation (compañía de los Estados Unidos de Norteamérica). El valor de la operación fue de US $ 245 millones, de los cuales US $ 229 millones corresponden al precio de compra, y US $ 16 millones al costo directo de adquisición. Simec adquirió el 50.2% de las acciones representativas de SimRep Corporation y la Compañía el 49.8% restante. Posteriormente, SimRep adquirió todas las acciones de Republic a través de un contrato de compra de acciones. De acuerdo a los términos del contrato, la Compañía adquirió el derecho a una porción de un reembolso derivado de una reclamación de seguro no resuelta a la fecha de compra. El 24 de abril de 2006 se dictó una resolución de liquidación y la Compañía recibió un pago por aproximadamente Ps. 421 millones, neto del pago a los accionistas anteriores y honorarios profesionales por Ps. 218 millones. Debido a este reembolso, la Compañía modificó el ajuste final del precio de compra para reflejar el valor justo de los activos adquiridos y pasivos asumidos. En el cuadro que se presenta mas adelante, se muestra este efecto.

El costo de adquisición de Republic se asignó a los activos adquiridos y pasivos asumidos basados en su valor razonable al 22 de julio de 2005. El valor justo se determinó inicialmente en base a avalúos independientes y estimaciones realizadas por la administración. El costo de adquisición generó origen a un crédito mercantil negativo que se aplicó en forma proporcional a todos los activos no circulantes. A la fecha de adquisición, la situación financiera consolidada actualizada por los efectos de la inflación al 31 de diciembre de 2006 es como sigue:

	Registro original	Posterior a la recuperación del seguro
Activo circulante	$ **4,554,029**	$ 4,975,583
Inmuebles, maquinaria y equipo	**1,318,905**	1,101,152
Intangibles y cargos diferidos	**381,994**	320,653
Otros activos	**63,085**	61,114
Total activos	**6,318,013**	6,458,502
Pasivo circulante	**1,761,142**	1,901,632
Deuda a largo plazo	**718,543**	718,543
Crédito renovable	**773,848**	773,848
Impuestos diferidos	**292,430**	292,430
Otra deuda a largo plazo	**74,740**	74,739
	3,620,703	3,761,192

Activos adquiridos, neto	$ 2,697,310	$ 2,697,310

Como resultado de la adquisición de Republic, a continuación se presenta cierta información relativa al resultado de operación de ICH incluyendo las seis plantas de Republic por un periodo de doce meses, como si dichas plantas hubieran sido incorporadas a la Compañía, desde el inicio del ejercicio de 2005 (información no auditada):

	2005 (no auditado)
Ventas netas	$ 26,349,913
Utilidad bruta	4,322,561
Utilidad neta	1,828,114
Utilidad por acción (pesos)	12.81

b) El 20 de julio de 2005, la Compañía adquirió a través de una subsidiaria Grupo Simec el total de las acciones de Operadora de Apoyo Logístico, S.A. de C.V., empresa subsidiara de Grupo TMM, S.A. de C.V. por un importe de $ 132 millones de pesos, para convertirla en la operadora de las tres plantas siderúrgicas de México. Esta operación originó un crédito diferido el cual asciende a la cantidad de $ 420,471 (actualizado).

La situación financiera de Operadora de Apoyo Logística, S.A. de C.V. a la fecha de adquisición, actualizada al 31 de diciembre de 2006 es como sigue:

Activo circulante	$ 1,040
Activo por impuestos diferidos	544,547
Activos adquiridos, neto	$ 545,587

c) El 22 de mayo de 2006, la compañía adquirió el total de las acciones de Holding Protel, S.A. de C.V. a Grupo Corporativo Dovima, S.A. de C.V., el precio pactado por la operación fue de $ 44.1 millones de pesos; que correspondió a $ 31.9 millones de pesos al costo de las acciones y $ 11.4 millones de pesos a una deuda de Holding con Operadora Protel, S.A. de C.V. y $ .8 millones de pesos correspondiente al impuesto al valor agregado por recuperar. Esta operación originó un crédito diferido por $153,950 ($ 148,257 valor nominal).

La situación financiera a la fecha de adquisición, actualizada al 31 de diciembre de 2006 es como sigue:

Activo circulante	$ 885
Activo por impuestos diferidos	196,841
Activos adquiridos, neto	$ 197,726
Pasivos	$ 11,901
Pasivos adquiridos	$ 11,901

(Miles de pesos de poder adquisitivo

16. Segmentos

La Compañía segmenta su información por región, debido a la estructura operacional y de organización de su negocio. Las ventas de la compañía se hacen principalmente en México y los Estados Unidos. El segmento mexicano de la compañía incluye las plantas de Mexicali, Guadalajara, Tlaxcala, Monclava, Matamoros y México. El segmento de Estados Unidos incluye las siete plantas de Republic adquiridas el 22 de julio de 2005. Las plantas de Republic están situadas seis en los Estados Unidos (distribuidas en Ohio, Indiana y Nueva York) y una en Canadá (Ontario). La planta de Canadá representa aproximadamente el 5% de las ventas totales del segmento. Ambos segmentos fabrican y venden productos de aceros largos para las industrias de la construcción y automotríz principalmente.

	Por el año terminado el 31 de diciembre de 2006			
Resultados	**México**	**Estados Unidos**	**Operaciones entre segmentos**	**Total**
Ventas netas	$ 11,219,848	$ 15,169,833	$ (218,403)	$ 26,171,278
Costo de ventas	7,701,592	13,872,120	(217,701)	21,356,011
Utilidad	3,518,256	1,297,713	(702)	4,815,267
Gastos de operación	950,016	550,525	13,846	1,514,387
Utilidad de operación	2,568,240	747,188	(14,548)	3,300,880
Ingresos (gastos) financieros, neto	82,370	(794)	-	81,576
Pérdida en cambios, neta	(31,460)	-	-	(31,460)
Resultado por posición monetaria	(149,182)	14,069	4,091	(131,022)
Otros ingresos, neto	6,650	936	-	7,586
Utilidad antes de impuesto sobre la renta	2,476,618	761,399	(10,457)	3,227,560
Impuesto sobre la renta	310,570	327,083	-	637,653
Utilidad neta	$ 2,166,048	$ 434,316	$ (10,457)	$ 2,589,907
Otra información				
Activos totales	$ 14,850,473	$ 7,241,930	$ -	$ 22,092,403
Depreciaciones y amortizaciones	356,929	158,776	13,846	529,551
Adquisiciones de inmuebles, maquinaria y equipo, neto	324,091	329,346	-	653,437

(Miles de pesos de poder adquisitivo

Resultados	Por el año terminado el 31 de diciembre de 2005 México	Estados Unidos	Total
Ventas netas	$ 10,145,639	$ 6,472,162	$ 16,617,801
Costo de ventas	7,464,789	6,100,904	13,565,693
Utilidad marginal	2,680,850	371,258	3,052,108
Gastos de operación	942,451	280,402	1,222,853
Utilidad de operación	1,738,399	90,856	1,829,255
Ingresos (gastos) financieros, neto	53,253	(38,106)	15,147
Pérdida en cambios, neta	(191,330)	-	(191,330)
Resultado por posición monetaria	(64,262)	(2,075)	(66,337)
Otros ingresos, neto	51,338	11,595	62,933
Utilidad antes de impuesto sobre la renta	1,587,398	62,270	1,649,668
Impuesto sobre la renta	(209,961)	26,622	(183,339)
Utilidad Neta	$ 1,797,359	$ 35,648	$ 1,833,007
Otra información			
Activos totales	$ 13,768,694	$ 6,226,860	$ 19,995,554
Depreciaciones y amortizaciones	362,127	71,448	433,575
Adquisiciones de inmuebles, maquinaria y equipo, neto	262,422	386,060	648,482

Para el año terminado al 31 de diciembre de 2005 no hubo transacciones entre segmentos.

Las ventas de la Compañía se efectúan principalmente en México y en los Estados Unidos de Norteamérica y se destinan básicamente a los mercados de la construcción, auto partes y energía.

La Compañía tiene ventas netas a clientes en los siguientes países o regiones:

	2006	2005
México	**$ 10,245,415**	$ 8,621,371
Estados Unidos de Norteamérica	**14,708,782**	7,543,981
Canadá	**631,730**	349,497
Latinoamérica	**179,990**	102,417
Otros	**405,361**	535
Total	**$ 26,171,278**	$ 16,617,801

Las ventas por producto se integran como sigue:

	2006	2005
Aceros especiales	**$ 19,210,887**	$ 8,433,969

Tuberías con costura	**1,319,760**	1,375,087
Perfiles estructurales	**2,163,947**	2,061,732
Perfiles comerciales	**1,634,465**	3,341,443
Corrugado	**1,842,219**	1,405,570
Total	**$ 26,171,278**	$ 16,617,801

(Miles de pesos de poder adquisitivo

Las ventas nacionales y de exportación se integran como sigue:

Ventas nacionales:

	2006	2005
Aceros especiales	**$ 4,116,056**	$ 2,110,296
Tuberías con costura	**1,134,416**	937,268
Perfiles estructurales	**1,892,017**	1,747,939
Perfiles comerciales	**1,449,225**	2,889,754
Corrugado	**1,653,701**	936,114
Total	**$ 10,245,415**	$ 8,621,371

Ventas de exportación:

	2006	2005
Aceros especiales	**$ 15,094,831**	$ 6,323,672
Tuberías con costura	**185,344**	437,820
Perfiles estructurales	**271,930**	313,793
Perfiles comerciales	**185,240**	451,689
Corrugado	**188,518**	469,456
Total	**$ 15,925,863**	$ 7,996,430
Ventas totales	**$ 26,171,278**	$ 16,617,801

17. Compromisos y pasivos contingentes

Compromisos

a) Como se menciona en la Nota 6 a los estados financieros consolidados, a finales de 2006 la Compañía contrató instrumentos financieros derivados, para compensar la exposición a la variabilidad del gas natural, para cubrir el riesgo de la fluctuación del precio del gas natural, con PEMEX Gas y Petroquímica Básica. La cobertura garantizará a la Compañía, que una porción de sus consumos futuros de gas natural en el año 2007, a un precio fijo de entre $ 6.62 dólares y $ 7.23 dólares por un millón de Unidades Térmicas Británicas.

b) Respecto a las operaciones en EUA, US Steel es el principal proveedor de materia prima, hierro y coque y se celebraron varios convenios con dicha compañía para el suministro para el año 2005. El 30 de noviembre de 2006 US Steel celebró un convenio con la Compañía para surtir ciertas cantidades de coque por el año 2007. El 30 de agosto de 2006 se logró un acuerdo con US Steel para surtir mineral de hierro para el

primer trimestre de 2007. Durante el año 2006 la Compañia inició la compra de coque a cuatro proveedores adicionales, de los cuales dos proveedores representaron el 59% de los requerimientos de coque. También durante el año 2006, la Compañia efectuó compras de mineral de hierro a siete diferentes proveedores, de los cuales dos proveedores representaron aproximadamente el 48% de los requerimientos de mineral de hierro de la Compañía.

(Miles de pesos de poder adquisitivo

c) Republic renta cierto equipo, espacio de oficina y equipos de cómputo conforme a los contratos de operaciones que no se pueden cancelar. Estas rentas vencerán en varias fechas hasta el 2012. Durante el año terminado el 31 de diciembre de 2006 y el período del 22 de julio al 31 de diciembre de 2005, el gasto de rentas relacionadas a las rentas de operaciones ascendió a $ 84.9 millones y $ 42.4 millones respectivamente. Al 31 de diciembre de 2006, el mínimo total de pagos de rentas conforme a las rentas de operaciones que no se pueden cancelar ascienden a $ 22.9 millones en 2007, $ 19.6 millones en 2008, $ 15.2 millones en 2009, $ 8.7 millones en 2010 y $ 6.5 millones en 2011 y $ 1.1 millones en los años subsecuentes.

d) Republic podría incurrir en gastos significativos relacionados con asuntos ambientales en el futuro, incluyendo aquellos que surgen de las actividades de cumplimiento ambiental y la remediación que resulte de las prácticas de la administración histórica de desperdicios en las instalaciones de Republic. La reserva para cubrir probables responsabilidades ambientales así como las actividades de cumplimiento de $ 39 millones fue registrada al 31 de diciembre de 2006. Las porciones circulantes y no circulantes de la reserva ambiental son incluidas en otros pasivos acumulados y en pasivos ambientales acumulados, respectivamente en el balance general consolidado adjunto. De otra manera, Republic no tiene conocimiento de algunos pasivos de remediación ambiental o de pasivos contingentes relacionados con asuntos ambientales con respecto a las instalaciones, para lo cual el establecimiento de una reserva adicional no sería apropiado en este momento. Sin embargo, la futura acción reguladora con respecto a las prácticas históricas de la administración de desperdicios en las instalaciones de Republic y futuros cambios en las leyes y los reglamentos aplicables pueden requerir que Republic incurra en costos significativos que pueden tener un efecto adverso material sobre la futura actuación financiera de Republic.

e) Republic cuenta con un acuerdo con USWA para administrar prestaciones de seguro de salud a los empleados USWA de Republic mientras dejan de prestar servicios temporalmente y para administrar el pago de aportaciones mensuales al Steelworker's Pension Trust (Fideicomiso de Pensiones de Siderúrgicos) por parte de los funcionarios del sindicato local mientras trabajan por parte del sindicato. En febrero 2004, para fondear este programa, USWA otorgó una aportación inicial de efectivo de $ 27.9 millones para ser utilizados para proporcionar las prestaciones de seguros de cuidado de salud y $ 5.6 millones para proporcionar beneficios para las pensiones de los que trabajan en la industria siderúrgica. Al 31 de diciembre de 2006, el saldo de esta cuenta de efectivo ascendió a $ 28.3 millones. La Compañía ha acordado continuar administrando estos programas hasta que el fondo se agote. Republic proporcionará a USWA reportes periódicos referentes al estatus del fondo. Al 31 de diciembre de 2006, el saldo de la cuenta de efectivo se incluye en otros activos y el pasivo relacionado se incluye en otros pasivos a largo plazo en el balance consolidado adjunto.

f) Al 31 de diciembre de 2006, la Compañía tiene compromisos relacionados con suministros de productos de acero a algunos clientes, durante 2007. En caso de incumplimiento por parte de la Compañía, los clientes estarán facultados a no recibir la mercancía o, en su caso, a realizar las devoluciones que procedan, sin responsabilidad alguna para éstos.

(Miles de pesos de poder adquisitivo

Pasivos contingentes

a) Comisión Regional del Agua de California (California Regional Water Control Board, CRWCB)

En 1987, Pacific Steel, Inc, (PS), compañía subsidiaria ubicada en National City, en el Condado de San Diego, California, recibió un requerimiento por parte de la Comisión Regional de Control del Agua de California (California Regional Water Control Board) de la Región de San Diego (Comisión Regional), en el que se obligaba a PS a eliminar el desahogo de aguas resultantes del rociado de la borra (deshecho resultante del proceso del molino) hacia la calle. Este y otros requerimientos subsecuentes, obligaron a PS (i) parar la operación del molino de chatarra, (ii) enviar a un confinamiento la borra que se encontraba almacenada en sus patios y (iii) realizar muestreos de la tierra sobre la que se encontraba la borra. El resultado de estos estudios fue que los contenidos de metales residuales no representan una amenaza significativa para la calidad del agua. El CRWCB aprobó el programa de monitoreos periódicos tanto de la tierra como del manto freático que PS le presentó. En diciembre del 2002, el CRWCB notificó a PS que transfería la jurisdicción para la resolución del caso al DTSC (Department of Toxic Substances Control); quién hasta la fecha no la ha dictado.

En 1996 PS descubrió un depósito de hidrocarburos en su terreno y el CRWCB determinó que PS era la responsable. A finales del 2000 el CRWCB aprobó el plan para remediar las tierras contaminadas presentado por PS, que culminó en noviembre del 2001. En Agosto del 2002, con el resultado de los estudios realizados en las tierras, PS presentó al CRWCB el reporte final con éxito de los trabajos realizados. En diciembre del 2002 el CRWCB notificó a PS que transfería la jurisdicción para la resolución del caso al DTSC (Department of Toxic Substances Control); quién hasta la fecha ha dictado sentencia.

Departamento de Control de Substancias Tóxicas (Deparment of Toxic Substances Control, DTSC)

b) En septiembre del 2002, el DTSC realizó una inspección a las instalaciones de PS en base a una supuesta queja de los vecinos, por las excavaciones que para recuperar chatarra PS estaba realizando en su terreno y en un predio vecino que arrienda a un tercero. En ese mismo mes el DTSC dictó una determinación de riesgo inminente y sustancial a PS, en la que se establece que algunas de las acumulaciones de tierra y su manejo, así como la operación de recuperación de metales, podrían ser un inminente y substancial peligro a la salud y al medio ambiente, por lo que sancionó a PS por violaciones a la Ley de Control de Materiales Peligrosos y al Código de Seguridad de Estado de California y le impuso la obligación de remediar el sitio. Para dar mayor fuerza a esta orden en Julio de 2004 el DTSC, entabló demanda en contra de PS en la Suprema Corte de San Diego. El 26 de julio de 2004, la corte, emitió una sentencia (la "Sentencia"). La Sentencia impuso a PS el pago de 235,000 dólares (pagaderos en cuatro exhibiciones de 58,750 dólares cada una durante el periodo de un año), la cual se integra de la siguiente forma, multas por 131,250 dólares, costos del California DTSC por 45,000 dólares, y un proyecto de remediación ambiental por 58,750 dólares. Al 31 de diciembre de 2005, PS ha realizado la totalidad de los pagos.

En agosto del 2004 PS y el DTSC celebraron un Contrato de Remediación. En Septiembre del 2005 el DTSC aprobó el Plan de Medidas Correctivas presentado por PS, condicionado a la obtención de los permisos de las Autoridades locales correspondientes; en noviembre de 2006, una vez obtenidos los permisos, se dio inicio a los trabajos de remediación.

Debido a que los niveles de limpieza aun no han sido definidos por el DTSC y ya que la caracterización de la totalidad de las tierras no ha sido terminada, la estimación de los costos para las diferentes opciones de remediación continúa estando sujeta a una considerable incertidumbre.

La Compañía, por su parte, ha hecho una estimación basada en la experiencia de años anteriores realizando los mismos procesos, considerando costos por volumen, la utilización de equipos y personal propio y tomando en cuenta que se llegará a un acuerdo con el DTSC en cuanto a la definición de los niveles de limpieza resultando en un importe que va de entre 0.8 millones y 1.7 millones de dólares. La Compañía, basada en lo anterior, creó una reserva para esta contingencia al 31 de diciembre del 2002, de aproximadamente 1.7 millones de dólares, actualmente la reserva al 31 de diciembre del 2006 es de $ 11,635 (1.1 millones dólares). No se puede garantizar que las autoridades locales otorguen los permisos para la remediación del sitio o que las medidas correctivas resulten más costosas de lo estimado.

Comisión de Desarrollo Comunitario de National City (Community Development Commission, CDC).

c) La CDC de National City, California, ha anunciado que pretende desarrollar la zona y que está preparada para hacer una oferta de compra por el terreno de PS, a precio de mercado, menos el costo de la remediación ambiental y los costos de investigación incurridos. Al respecto, PS ha manifestado a la CDC que el terreno no será vendido voluntariamente a menos que exista otro terreno en el que pueda reubicar su negocio. La CDC, de acuerdo con la legislación del Estado de California, tiene la facultad de expropiar el terreno a cambio del pago del precio a valor de mercado y, en caso de que no exista otro terreno disponible para la reubicación del negocio, también tendrá que pagar a PS su precio a valor en libros. La CDC hizo oferta por el terreno a PSI por $ 6.9 millones de dólares, soportada con un avalúo comercial, e inició el proceso de expropiación, que fue suspendido temporalmente a través de un contrato firmado entre la partes en el mes de noviembre del 2006. Lo que da mayor tiempo a PS para ver si es posible terminar el proceso de remediación de las tierras y para proponer una alternativa atractiva al CDC para que le permita permanecer en la zona.

Derivado de esta situación y en virtud de la inminente expropiación de parte del terreno, en el cual, PS realiza algunas de sus operaciones, durante el ejercicio terminado el 31 de diciembre de 2002, PS registró su terreno a valor de realización, con base en avalúo

practicado por peritos independientes, lo cual originó una disminución en el valor de una parte de su terreno por $ 23,324 ($ 19,750 históricos) y un cargo a los resultados de 2002 por la misma cantidad.

(Miles de pesos de poder adquisitivo

d) Con fecha 13 de julio de 2001, CSG interpuso una demanda de nulidad en contra de la negativa recaída a la solicitud de disminución de los pagos provisionales del ISR correspondientes a los meses de septiembre a diciembre de 2000, misma que quedó radicada en la Décimo Primera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa. El 8 de septiembre de 2003, las autoridades fiscales contestaron una ampliación de la demanda de nulidad presentada por CSG, motivo por el cual, con fecha 27 de noviembre de 2003, CSG presentó un escrito de alegatos correspondiente, evidenciando la ilegalidad de los argumentos expuestos por la autoridad en su contestación. Al respecto, el 3 de febrero de 2004, los magistrados integrantes de la Décimo Primera Sala Regional del Tribunal Federal de Justicia Fiscal y Administrativa, dictaron sentencia mediante la cual se reconoce la validez de la resolución impugnada por las autoridades fiscales, por lo que con fecha 6 de mayo de 2004 se presentó una demanda de amparo en contra de la sentencia dictada por la Sala Regional, misma que fue turnada para su estudio y resolución al Octavo Tribunal Colegiado en Materia Administrativa del Primer Circuito. Se dictó sentencia en dicho tribunal resolviendo en definitiva y negando el amparo. Sin embargo las facultades de comprobación de la autoridad fiscal caducaron, pues en el mes de julio de 2006 se cumplieron los 5 años. En opinión de los asesores legales existen elementos serios y razonables para sostener que la interposición del juicio de nulidad efectuada por CSG no suspende el plazo de caducidad que fue de 5 años.

e) Con fecha 2 de julio de 2003, CSG presentó demanda de nulidad entre el Tribunal Federal de Justicia Fiscal y Administrativa en contra de un oficio emitido por la Administración Central de Auditoría Fiscal Internacional del Servicio de Administración Tributaria, mediante el cual determina un crédito fiscal a cargo de CSG por la cantidad de $ 93,045 por supuestas omisiones en el impuesto sobre la renta en su carácter de retenedor y responsable solidario, por lo que se refiere a retenciones realizadas a los intereses pagados al extranjero durante los ejercicios fiscales de 1998, 1999, 2000, así como las retenciones realizadas durante el periodo del 1° de enero al 30 de junio del 2001. Actualmente CSG se encuentra en espera de que la autoridad formule su contestación a la demanda. En opinión de la administración de la Compañía y de sus asesores legales, existen elementos razonables de defensa para obtener una resolución favorable a los intereses de CSG.

f) La Compañía es sujeta de varios asuntos legales y demandas que han surgido durante el curso ordinario de sus operaciones. La Dirección de la Compañía y sus asesores legales estiman que la resolución final de estos asuntos no tendrá efecto significativo en su situación financiera ni en su resultado de operación.

g) De acuerdo con la legislación fiscal vigente, las autoridades tienen la facultad de revisar hasta los cinco ejercicios fiscales anteriores a la última declaración del impuesto sobre la renta presentada.

h) De acuerdo con la Ley del Impuesto sobre la Renta, las empresas que realicen operaciones con partes relacionadas, están sujetas a limitaciones y obligaciones fiscales, en cuanto a la determinación de los precios pactados, ya que éstos deberán ser equiparables a los que se utilizarían con o entre partes independientes en operaciones comparables.

negocios de la Compañía. a la fecha la Compañía no tiene definido el monto de los recursos a destinarse.

END